Form 10-K, Exhibit 13
period 1997-07-26
TELTREND INC
filed 1997-10-24
CIK 943822

Teltrend Inc. - 620 Stetson Avenue - St. Charles, Illinois  60174

[Teltrend Logo]

Teltrend Inc. 1997 Annual Report


                                       NO
                                     SPEED
                                     LIMITS

Market

Markets + Solutions + Products = Growth

Driven


[Teltrend Logo]

At Teltrend, we believe the faster the traffic the more extraordinary the opportunities.

[Inside Front and Back Cover Photos]

Financial Highlights

    [Bar Graph]

       Sales
(dollars in millions)

    [Bar Graph]

 Net Income (Loss)
(dollars in millions)


                                                            1993       1994     1995     1996     1997
                                                         ---------------------------------------------
Net sales                                                $39,365    $49,454  $62,052  $85,913  $81,243
Gross profit                                             $12,789    $18,324  $26,061  $39,269  $35,947
Income from operations                                    $2,519     $6,009  $11,391  $19,852  $14,433
Net income (loss)                                        ($3,307)        $8   $4,330  $12,164   $9,628
Working capital                                           $2,205     $3,292  $10,188  $35,901  $44,088
Stockholders' equity (deficit)                          ($43,077)  ($43,069) $15,417  $42,645  $52,435

                            (dollars in thousands)



                                                                   Teltrend Inc.

President's Message
DEAR FELLOW SHAREHOLDER:

As you know, fiscal 1997 sales of $81.2 million, net income of $9.6 million, and earnings per share of $1.45 were lower than expected. But as fiscal 1997 came to a close, a number of bright spots appeared that we believe point to a better fiscal 1998. One bright spot was that cash and short-term investments increased almost $10 million, to $32.8 million. Other bright spots included:

1. The expansion of our market focus to include Competitive Local Access Providers and Independent Telephone Companies;

2. The expansion of our product offerings for various high-speed digital services; and

3.   The acquisition of the UK-based Securicor 3net (completed September 18,
     1997), which we believe puts Teltrend squarely into the high-growth international ISDN market.

     But before talking about the future, let me first tell you a few things about fiscal 1997. Overall, it was a very mixed bag. Of our 10 sales regions: seven Regional Bell Operating Companies (RBOCs), GTE, Sprint, and International, three showed large year-to-year gains, three were basically level, three were moderately down, and one territory was sharply down. Of our eight product lines, four showed large year-to-year percentage increases, two were basically level, and two were sharply down. The product lines showing large year-to-year percentage increases were Digital Loop Carrier (DLC), T1 Network Interface Units, CellPack, and High Density Subscriber Line Products
(HDSL). The two product lines that were down were Voice Frequency Products (VF) and T1 repeaters.
     In a very real sense, fiscal 1997 was revolutionary in our core RBOC markets. A big contributor to this revolution was the reaction of the RBOCs to the Telecommunications Act of 1996. Another factor was the announcement of the merger of Bell Atlantic with NYNEX and the merger of Southwestern Bell with Pacific Telesis. Additional key catalysts were the exploding use of the Internet and the accelerating growth in high-capacity digital services for voice and data. And underlying all this was the continuing push of technological advancement.
     All of these changes caused the RBOCs to focus on limiting their expenditures and, consequently, on delaying some new programs. As Teltrend worked to overcome the impact of these delays, we began to reformulate our strategies and implement programs to compete better in what is turning out to be an altered competitive landscape (see Markets section). By the fourth quarter, Teltrend had in place a new non-RBOC sales force of eight seasoned professionals and we had made key changes in our product development efforts. Additionally, as fiscal 1997 drew to a close, we were finalizing our acquisition of Securicor 3net. This exciting company, based in Basingstoke, England, had fiscal 1996 sales of approximately $17 million and is a leading supplier of ISDN, secure virtual private networking, and interconnectivity solutions in the global marketplace.
     Those of you who have followed Teltrend know that we grew from sales of $29 million in fiscal 1992 to $86 million in fiscal 1996 (a 31 percent compound annual growth rate). We achieved this growth by entering new markets in the local loop (see Teltrend Strategic Map at right). During this period, the emphasis was on innovative Open-Architecture solutions for the installed telephone network infrastructure in the United States. This infrastructure of approximately 160 million access lines has recently come under siege. Originally designed for three-minute low-fidelity infrequent voice calls, a growing army of users are asking it to pass 56,000 bits per second (bps) for hours

2 Teltrend, Inc.

on end. Teltrend has brought innovative solutions to this infrastructure in the past, and we believe these sorts of solutions are needed even more today.
     We also believe that Teltrend's position as a broad-based supplier of provisioning products will allow us to benefit from programs now underway at the RBOCs to reduce the number of vendors with which they do business (see Products section). We intend to continue vigorously with our historic role of supplying a wide range of innovative, Open-Architecture, provisioning products to the RBOCs. But we also intend to focus on developing more proprietary equipment solutions, as well as diversifying our customer base. In recent years, Teltrend has been granted 14 patents, and we have another 13 patent applications in process. These patents, along with our technology licenses and proprietary development programs, should pave the way to a strong, defensible position in the dynamic and growing world marketplace that is Telecommunications today.
     Some of you may remember that six years ago we were a struggling, one-product company. We shared the vision then of becoming a broad-based supplier of local loop provisioning products for the RBOCs. Our goal was to supply all the types of channel units, repeaters, network interface units, and the like that the RBOCs need to provide voice and data services in the local loop. We also envisioned bringing a new standard of innovation and utility to these products by adding a "brain," or microprocessor to them. Along the way we expanded that vision to include small digital loop carrier (DLC) systems and proprietary ISDN customer premises equipment, and last year we expanded our vision of the market to include the non-RBOC domestic market and the international market. As a result of all this, Teltrend today addresses a dynamic, growing market well in excess of $1 billion annually.
     Fiscal 1997 was not the year we wanted or expected, but we believe we learned enough from it not to be compelled to repeat it. The vision some of us shared six years ago is alive and well. We have never felt better about the future. The trend, we believe, is to Teltrend.

/s/ Howard L. Kirby, Jr.
-----------------------------------
    Howard L. Kirby, Jr.
    President, Chief Executive Officer,
    and Chairman of the Board


HOWARD L. KIRBY, JR.
President and Chief Executive Officer
[Photo of Howard L. Kirby]

[Teltrend Strategic Map]


                                                                Teltrend, Inc. 3

Experienced Management


Key Teltrend executives left to right are:



          1. Doug Hoffmeyer         Vice President, Finance
          2. Jan Lollini            Director of Human Resources
          3. Jack Parker            Vice President/General Manager,
                                    DLC, VF and T1/Wireless Products
          4. Mike Grzeskowiak       Vice President, Operations
          5. Ted Maxeiner           Assistant Vice President, Finance
                                    and Controller


                          [Photo of Key Executives]

          6.  Norm Guenther  Assistant Vice President, Quality
          7.  Don Bozeman    Vice President, Non-RBOC Sales
          8.  Larry Sheets   Vice President/General Manager,
                               Broadband Products
          9.  Gil Hosie      Vice President, RBOC Sales
         10.  John Muntean   Vice President/General Manager,
                               ISDN and DDS Products


                          [Photo of Key Executives]

          1                                             2
Digital Loop Carrier and                     T1 and Wireless Products
Voice Frequency Products


                                    Markets

FISCAL 1997:  WELCOME TO THE FRENCH REVOLUTION
Teltrend's fiscal 1997 passed into history on July 26. From Teltrend's perspective, this period was one of the most dynamic 12-month periods since AT&T's divestiture in 1984. In many respects, fiscal 1997 was like the French
Revolution: the worst of times, the best of times.
     Underlying the revolutionary market changes in fiscal 1997 was the Telecommunications Act of 1996, which we believe dampened enthusiasm among the RBOCs for investment in their loop facilities, and seemed to intensify the perception at the RBOCs that they must continuously seek ways to reduce their costs if they are to survive. The exact degree to which the Telecom Act of 1996 affected RBOC thinking during fiscal 1997 is open to debate. But one thing is for sure, during fiscal 1997 the RBOCs took a broad range of actions to reduce their costs, their investment levels, and the number of vendors with which they do business.
     Perhaps the most dramatic examples of RBOC strategic actions during fiscal 1997 were the announced mergers of Bell Atlantic with NYNEX and of Southwestern Bell with Pacific Telesis, which resulted in across-the-board equipment pricing studies and resulting pressures on vendors to reduce equipment prices. Additionally, in fiscal 1997 the RBOCs introduced programs to incentivize strongly their employees to reduce inventory levels and other investments in plant and equipment. Fiscal 1997 also saw the introduction of RBOC programs to off-load procurement and logistics responsibilities to third parties. Last, but certainly not least, fiscal 1997 was characterized by ongoing technology shifts in RBOC networks. These technology shifts included increased demand for more automated and intelligent equipment solutions, as well as shifts to more advanced transmission solutions, such as ISDN, DDS, HDSL, and fiber optics.
     Teltrend believes that the impact of these changes on its business, while negative on balance in fiscal 1997, should be positive in the future because:

1. Teltrend's improving position in ISDN, DDS, and HDSL should allow it to benefit from the fundamental technology shifts to these technologies.

2. The accelerating use of fiber optics to deliver t1 should increase the demand for metallic t1 terminating/extension equipment behind fiber optics -- an area where teltrend is currently an industry leader.

6 Teltrend Inc.

                3                                        4
       ISDN and DDS Products                     Broadband Products
        [Photo of Products]                     [Photo of Products]

Full Line of ISDN Provisioning Units       NetZap PlusTM Full T1 HDSL System

Teltrend provides a full line of ISDN      Teltrend's new NetZap Plus full T1
provisioning units including channel       HDSL system provides the latest in
units, repeaters, rapid-deployment         "repeaterless" T1 connectivity.
channel banks, line powering units,
and housings.


                                                                Teltrend Inc. 7

[Bar Graph]

Basic Rate Interface ISDN Lines in service in the U.S.*
*Estimated Projections
Source: The Yankee Group

3.   Teltrend's improving positions with the Competitive Local Access
     Providers and in the international market should help to reduce the impact of RBOC buying swings on Teltrend's sales levels.

4. The RBOCs increasing emphasis on reducing the number of equipment vendors should tend to favor Teltrend, which has a relatively broad product offering.

1. THE DIGITAL LOOP CARRIER MARKET
In spite of the market vagaries previously discussed, the digital loop carrier
(DLC) market was healthy in fiscal 1997. Teltrend's fiscal 1997 DLC sales increased 50 percent from $4.1 million to $6.1 million. Various studies indicate that the United States presently has more than 125 million local loops that have not been converted from the old twisted-wire to the new fiber-optic/DLC combination. A recent report on "Telco Local Loop Technologies" by Robertson Stephens and Company stated, "We believe the growth in DLC installations has accelerated recently due to stronger new line growth as well as the introduction of optical technology into the market in the early 1990s."
     In the past, Teltrend has competed in the DLC market largely by supplying special service channel units for the existing infrastructure of Lucent DLC systems (SLC(R)-96, SLC-5). Teltrend is now in the process of becoming an Original Equipment Manufacturer (OEM) supplier of channel units to emerging DLC systems companies, including Next Level Systems, Inc. The Company also recently began supplying very small DLC systems that are SLC-5 plug-compatible. The Company's first product of this type, called the Integrated Digital Bank, the IDB5000, was introduced last year.
     The VF portion of Teltrend's DLC/VF business is highly profitable but addresses a mature market in decline. VF products represent a very large installed base at the RBOCs, and the Company's sales in this product market were also negatively impacted during fiscal 1997 by the inventory consolidation programs initiated by the RBOCs during the year.

2. THE T1 REPEATERED LINE AND FIBER-OPTIC METALLIC EXTENSION MARKET
Teltrend's overall T1 sales were slightly down in fiscal 1997, although T1 Customer Premise Equipment (CPE) sales were up 50 percent, and CellPak(TM) sales were up 120 percent. The overall slight decline was caused by the repeatered line T1 category, which was down 27 percent. We expect this repeatered line T1 market to continue declining. Offsetting this decline, however, is growing demand for T1 metallic termination/extension equipment behind fiber-optic spans, which should generate greater sales for the Company's T1 metallic extension equipment. Overall, we believe this T1 segment should see small to moderate growth in fiscal 1998.

3. THE ISDN MARKET
ISDN provides dial-up data at 128 Kbs along with a broad range of voice and voice-plus-data capabilities. ISDN is low cost, here today, and generally available everywhere in the United States. The chart (in the upper right corner of this page) from the Yankee Group shows its estimate of projected ISDN line growth. It projects that the installed base of ISDN access lines in the United States will almost triple over the next three years.
     Teltrend produces ISDN products that the telephone companies use to provide service over the local loop. The traditional Teltrend ISDN product line consists of

(R) SLC is a registered trademark of Lucent Technologies, Inc.

Teltrend Inc.   8

[Bar Graph]

U.S. HDSL Revenues*
*Estimated Projections
Source: The Yankee Group




line repeaters, basic rate channel units, and specialized channel banks. Teltrend sales of ISDN products grew 7 percent in fiscal 1997. Late in fiscal 1997, Teltrend started negotiating to buy 3net, a subsidiary of Securicor, Ltd., based in Basingstoke, England. In September, the Company acquired 3net and its subsidiaries. 3net is a leading company in the international ISDN business. This acquisition increases significantly Teltrend's ISDN business, especially in international ISDN markets. 3net has two exciting ISDN related product lines. One, called "Telco" products, facilitates basic rate and primary rate delivery by European and other international telephone companies. The other, called "Network" products, constitutes a line of terminal equipment that makes ISDN more attractive to the end-user.

4. THE XDSL MARKET
The market for very high-speed (384 Kbs to 52 Mbs) telephone service over the existing twisted-pair phone lines is referred to as xDSL, or broadband. This market is currently divided into four principle segments:

-    HDSL: 1.5 Mbs both directions, over two twisted pairs

-    ADSL/RADSL: 1.5 Mbs to 25.0 Mbs toward the customer and 64 Kbs to
     1.0 Mbs from the customer, over one twisted pair

-    SDSL: 384 Kbs to 1.5  Mbs both  directions over  one twisted pair

- VDSL: 52 Mbs toward the customer and between 1.6 Mbs and 2.3 Mbs from the customer, over one twisted pair

     Teltrend presently competes in the HDSL and SDSL markets. Overall growth of the HDSL market, has been rapid, and is expected by most experts to continue. HDSL currently represents the bulk of the xDSL market. The projected growth of the HDSL market, according to the Yankee Group, is shown in the chart (in the lower left corner of this page). HDSL utilizes 4 wires just like repeatered T1, and is arguably the best way to provision T1 service in about 60 percent of the cases. Teltrend entered this market late in fiscal 1997 and is just beginning to receive orders.
     Teltrend has been selling a fractional T1 SDSL product for two years. This product reduces the cost to telephone companies of providing fractional T1 service to their customers. The market for fractional T1 services has not yet fully developed, and Teltrend's emphasis is now on the 4-wire HDSL market.
     A key factor in the overall T1 delivery market today is the movement toward intelligent platforms or mechanics. These platforms replace traditional non-intelligent mechanics, such as the AT&T 220, the AT&T DDM+ and the Charles/Wescom STS. Intelligent platforms offer the extension of T1 by repeatered T1, HDSL, and low-speed fiber optics. These intelligent systems also provide remote monitoring and provisioning, comprehensive performance monitoring, and other advanced capabilities. The Company is currently working on such an intelligent platform and believes that such systems should enlarge the utility of T1 service and could lead to new applications and increased demand for Teltrend's T1 products.

                                                           Teltrend Inc.  9

                                   SOLUTIONS

FUTURE SHOCK
Teltrend's historic role has been to provide telephone companies (telcos) with new, innovative versions of the basic electronic building blocks they need to provision voice and data services over the local telephone line, or loop. These new Teltrend upgrades have typically involved the adding of a "brain," or microprocessor, to time-honored electronic units like repeaters, channel units, and network interface units. This "brain" does the work previously done by technicians (setting switches and making measurements). Also, the telcos can communicate with the "brain" from a distance, thereby avoiding the cost of dispatching personnel. The "brain" saves technician time and reduces the technician skill level required. These factors have become very important as the telcos find themselves "downsized" to fewer and fewer people.
     Additionally, as the capacity of local network facilities has increased and as data, versus voice, requirements have begun to drive the network, the reliability of telephone service has become extremely critical. The presence of a "brain" in a provisioning unit allows not only automated or remote provisioning and maintenance, but also allows the accumulation of data on the circuit (so-called performance monitoring data). This performance monitoring feature, virtually unknown in the local loop a decade ago, when Teltrend first put a "brain" in these types of telco units, is increasingly demanded today.
     In addition to a shrinking work force and more demanding customers, telcos today face problems not even dreamed of a few short years ago. The Internet explosion continues to overload their networks. A network designed for three minute voice calls must now accommodate millions of Internet surfers who stay connected for hours on end. A network designed for low-fidelity voice (below 3000 hertz) now has patrons demanding their telephone circuit pass dial-up data at 56,000 bits per second. Legacy digital loop carrier systems designed to eliminate the hand-crank party line years ago are now expected to accommodate ISDN data at 128,000 bits per second. T1 lines, at 1,544,000 bits per second, once considered only of interest to the Fortune 500, are now routinely ordered into residential garages and basements. Social changes are resulting in the need to provide, in many cases, five or more telephones to residences where only one was needed a few short years ago. And in a world in which twisted-pair


10 Teltrend Inc.

[Photo of CyberBlock]

CyberBlock(R) LCR4002

The Teltrend CyberBlock is designed to
provide improved voice and data performance on long loops. It also provides a more economical way for Telcos to provision special voice circuits like foreign exchange lines.



wire is supposed to be passe, the telcos are finding themselves running out of it at an alarming rate. And all this is complicated by the Telecommunications Act of 1996.
     What a world! The RBOCs can't change it. The independent telcos can't change it. And Teltrend can't change it. But Teltrend can provide solutions that allow its customers, the telcos, to meet these challenges and, hopefully, prosper.

HELPING POTS
Although wireless voice and advanced data services like ISDN, DDS, and T1 are growing rapidly, plain old telephone service (POTS) consisting of dial-up voice or modem-data remains the bulk of U.S. telephone usage. Of the approximately 160 million U.S. access lines, approximately 130 million, or more than 80 percent, are still for POTS service. Of these 130 million lines, approximately 75 percent are twisted-pair copper running all the way back to the central office. Many of these loops are long or noisy or both, and many are foreign exchange lines that must be "back hauled" to some very distant central office.
     Also, 25 percent of these local access lines are deployed via DLC. While solving some problems, deploying access lines via DLC can create other problems. DLC, and other channel banks, work by converting the analog voice/modem information to digital form and reversing the process at the other end. This analog-to-digital (A/D) then digital-to-analog (D/A) process can play havoc with modem data, particularly the new 56,000-bit-per-second dial-up modem.
     All the conditions described above can significantly degrade voice and modem performance. But Teltrend has developed a range of solutions to deal with them. Here are three examples:

CYBERBLOCK An economical little device that installs in the plastic telephone box outside a residence or business (see above left). The CyberBlock automatically compensates for gain and frequency-response problems on the twisted-pair, improving voice and modem performance.




                                                           Teltrend Inc.  11

Teltrend's Products Connect
Subscribers to their Local Central Office                     Teltrend Products


Telephone                     CB   CyberBlock                      POTS - PLAIN OLD TELEPHONE SERVICE

Computer                      RO   Router     MB    Minibank       ISDN - DIAL-UP DATA & VOICE  Repeater

Pay Telephone                 CB   CyberBlock                      SPECIAL SERVICES VOICE - COIN, PRIVATE LINE, ETC.

ATM Machine                  DDI   DDS Network Interface Unit      DDS - PRIVATE LINE DATA   Repeater

                             NIU   T1 Network Interface Unit        T1 - VIA REPEATERED LINE  Repeater   Repeater
Private Branch Exchange
                              HD   HDSL                             T1 - VIA HDSL

Cellular or PCS Telephone                      CP   CellPak         CELLULAR & PCS

ISP409 A channel unit that allows Internet service providers (ISPs) to connect into a special part of the local central office switch. Connecting in this way keeps the heavy-use ISP lines from blocking out ordinary telco customers trying to make calls.

DCAC4570 A channel unit that takes the analog-to-digital-to-analog process out of back-to-back telephone line interconnection, thus eliminating the modem degradation that would otherwise occur.

HELPING HIGH-CAPACITY VOICE AND DATA
Beyond the world of POTS lies the exploding worlds of wireless communications and high-speed data services. Here also, rapidly evolving requirements are putting the telcos under the gun to provide clear high speed service. And here also Teltrend is coming up with innovative solutions to help them. Here are four examples:

PERFORMANCE MONITORING T1 NETWORK INTERFACE UNIT
This unit allows a telephone company to know if a problem has occurred on a T1 access line and, if so, to pinpoint where the problem occurred.

CELLPAK(TM) This unit allows a telephone company to provide high-capacity central office access to a cellular or Personal Communications System (PCS) wireless base station by either repeatered T1, HDSL T1, or low-speed fiber optics, and to provide this service in a pretested weatherproof package. With the Teltrend CellPak, initial installation and subsequent maintenance do not require access to the wireless operator's building.

IDB5000 VERY SMALL DIGITAL LOOP CARRIER SYSTEM The IDB5000 allows a telco to provide ISDN and other special services from a DLC location, irrespective of the capability of the installed DLC system. The IDB5000 is plug-compatible with the existing infrastructure of SLC(R)-5 channel units. This provides significant savings in logistics and training costs to the telephone company. The IDB5000 is variously described as a "rapid deployment bank," or a "bypass bank," or a "mini-bank." All are very apt terms.

NETZAP PLUS(TM) HDSL The new Teltrend NetZap Plus HDSL system provides repeaterless T1 service out to 12,000 feet. It can also be used out to 36,000 feet using two Teltrend HDSL doublers. This new Teltrend HDSL system has a range of features, including provisioning from both ends, which the Company believes will make it a favorite with discerning telco users.

(R)SLC is a registered trademark of Lucent Technologies, Inc.

12  Teltrend Inc.

             [Telephone Company Local Central Office Flow Chart]



[Photo of Product]
Performance Monitoring T1 Network
Interface Unit (NIU)

The Teltrend T1 Performance
Monitoring (PM) Network
Interface Unit, Model 5760,
continuously monitors the
performance of the T1 line
and stores a broad range of
performance data for later retrieval.


SOLUTIONS SUMMARY

These then are some of the solutions that Teltrend is providing to its customers. These solutions are mostly geared to Open-Architecture and to the imbedded mechanics used in the U.S. network. As the Company moves forward, however, it is becoming evident that proprietary systems-oriented solutions will also be required for the Company to prosper in the long run. A start toward developing proprietary system oriented solutions at Teltrend was the 200 Mechanics(R), which we invented. The IDB5000 bypass DLC system was also a step in this direction. And Teltrend is currently working on T1 delivery/extension systems. Whether Open-Architecture or proprietary solutions eventually will prevail in world telephone networks is, at this point, far from clear. But, Teltrend intends to continue to develop innovative solutions to our customers' problems using both approaches, standard plug-ins for industry infrastructure, as well as proprietary systems.



CellPak(TM) 504
[Photo of Product]

The Teltrend CellPak 504 provides
a convenient weatherproof outdoor
Telco termination package at
Cellular and PCS antenna sites.


                                    Products

Open here to discover the broad range of Teltrend telephone products.


Teltrend Inc. 13

Teltrend Inc. 14

             1                   DIGITAL LOOP CARRIER AND
                                 VOICE FREQUENCY PRODUCTS


                                  FEATURED PRODUCTS                     TECHNICAL SPECIFICATIONS
-------------------------------------------------------------------------------------------------------------------
Teltrend offers a full            Full Line Of Channel               -  The DCAC4570 is designed to eliminate
line of special services          Units for interconnection,            modem degradation in back-to-back circuits
channel units for the             Internet Access, and                  while preserving testability
AT&T D4 channel bank              Other Special Services
and the Lucent SLC(R)-96                                             - The ISP409 is designed to alleviate local
and SLC-5 Digital                 [Photo of Product]                   central office switch congestion caused by
Loop Carrier Systems.                                                  Internet Service Providers

                                                                     -  The DPT/GT4530 is designed to eliminate
                                                                        howling and other problems on long
                                                                        direct-inward-dial (DID) lines

                                                                     -  The FXO4520 is designed to eliminate many
                                                                        problems commonly encountered with certain
                                                                        PBX's and certain central office switches

                                                                     -  The Combo 4555 is designed to provide FXS,
                                                                        DPO, TO, PLAR, all with gain transfer and
                                                                        automatic balance

                                                                        Not shown are Teltrend ETO and SPOTS
                                                                        units for SLC-5 and D4
---------------------------------------------------------------------------------------------------------------------------
The Teltrend IDB5000 Series       IDB5000 Series Special             -  Available in one or two T1 configurations
DLC Minibank is designed to       Services DLC Minibank              -  Uses standard SLC-5 type channel units
provide an economical way to
implement small numbers of        [Photo of Product]
special services circuits
in the local loop.
-----------------------------------------------------------------------------------------------------------------------------
The Teltrend CyberBlock(R)        CyberBlock LCR4002                 -  Designed to solve chronic problems with
is designed to provide                                                  residential and business lines
improved voice and data           [Photo of Product]
performance on long loops.                                           -  Easy to install and align

                                                                     -  Lower cost and quicker way to
                                                                        provision 2-wire special circuits
                                                                        compared to using metallic facility
                                                                        terminal (MFT) equipment
--------------------------------------------------------------------------------------------------------------------------
Teltrend Ultraport is the          Analog Data Line Provisioning      -  Teltrend's Ultraport(R) is line or local powered
universal way to                   Units
terminate analog data lines.                                          -  The Ultraport is designed to equalize the line
                                   [Photo of Product]                    in both directions, improving modem performance
Teltrend ISQ installed in
the central office                                                    -  The Ultraport and ISQ are designed to provide
channel bank, automates                                                  complete circuit testability
circuit alignment.
                                                                      -  The Ultraport is available in 200 Mechanics(R) or
Analog data lines are                                                    400 Mechanics
typically used to tie
Automatic Teller Machines
and the like back to a
central computer.
-----------------------------------------------------------------------------------------------------------------------------




             2                   T1 AND WIRELESS PRODUCTS


                                  FEATURED PRODUCTS                            TECHNICAL SPECIFICATIONS
----------------------------------------------------------------------------------------------------------------------------------
The Teltrend T1 Performance       Performance Monitoring T1 Network   - Compatible with all leading test/monitoring systems
Monitoring (PM) Network           Interface Unit (NIU)
Interface Unit, Model 5760,                                           - PM data is available through front panel jack or can
continuously monitors the         [Photo of Product]                    be retrieved remotely
performance of the T1 line
and stores a broad range                                              - 200 Mechanics(R) for space savings
of performance data for
later retrieval.                                                      - Line powered

                                                                      - Stores PM data for up to 7 days
-----------------------------------------------------------------------------------------------------------------------------------
Teltrend supplies a broad         Full Line of Intelligent T1           Left to right
line of intelligent units         Provisioning Units                  - Teltrend T1 Line Repeater
for provisioning T1
repeatered lines.                 [Photo of Product]                  - Teltrend Intelligent T1 Office Repeaters:
                                                                        DDM+ Mechanics
All units are remotely                                                  STS Mechanics
addressable and provisionable.                                          220 Mechanics
-----------------------------------------------------------------------------------------------------------------------------------
The Teltrend CellPak(TM) 504      CellPak 504                         - Available for repeatered T1, HDSL T1,
provides a convenient                                                   and low-speed fiber configurations
weatherproof outdoor Telco        [Photo of Product]
termination package at                                                - Features separate secure access doors
Cellular and PCS antenna sites.                                         for wireless operator and for the Telco

                                                                      - Full line protection features

                                                                      - UL certified
-----------------------------------------------------------------------------------------------------------------------------------
Teltrend provides a broad range   Mountings                           - Single and multiple mounts
of mountings for both digital
and analog services.              [Photo of Product]                  - 400 Mechanics and 200 Mechanics

                                                                      - Wall and equipment rack configurations


(R) SLC is a registered trademark of Lucent Technologies, Inc.

            3                             ISDN and DDS Products

                                           FEATURED PRODUCTS            TECHNICAL SPECIFICATIONS
-------------------------------------------------------------------------------------------------------------------------

Teltrend's IDB5008I and IDB5016            IDB5008/IDB5016              - IDB5008I provides up to eight (8) ISDN circuits
Channel Banks are designed to                                             over a single DS1 and is ideal for customer
provide a quick economical way             [Photo of Product]             premise application
to provision basic rate ISDN
service in the local loop. Call                                         - IDB5016 provides up to sixteen (16) ISDN circuits
these banks "bypass banks,"                                               over two (2) DS1s for central office and remote
"rapid deployment banks,"                                                 or terminal applications
"mini-banks;" all these names
are apt.                                                                - Use standard SLC(R)- 5 type channel units

                                                                        - Banks can also be used to supply POTS, SPOTS,
                                                                          COIN, DDS and other special services
-------------------------------------------------------------------------------------------------------------------------------

Teltrend provides a full line of ISDN      Full Line of ISDN            -  D4, SLC-96, SLC-5, and SLC-2000 channel units
provisioning units including channel       Provisioning Units           -  Repeaters available in single and dual configurations
units, repeaters, rapid-deployment
channel banks, line powering units,        [Photo of Product]
and housings.
--------------------------------------------------------------------------------------------------------------------------------
Teltrend provides a full line of DDS       Full Line of DDS              -  D4, SLC-96, SLC-5 and SLC-2000 channel units
provisioning units including channel       Provisioning Units            -  Full support of swtched 56 Kbs service
units, repeaters, network interface
units (NIU's) and housings.                [Photo of Product]
--------------------------------------------------------------------------------------------------------------------------------




            4                             Broadband Products

                                           FEATURED PRODUCTS            TECHNICAL SPECIFICATIONS
-------------------------------------------------------------------------------------------------------------------------

Teltrend's new NetZap Plus(TM) full        NetZap Plus Full T1          - Central office unit available in 220, STS and  DDM+
T1 HDSL system provides the latest in      HDSL System                    mechanics
"repeaterless" T1 connectivity.                                         - Central office units power up to two doublers
                                           [Photo of Product]             plus remote unit
                                                                        - Provisionable from either end
                                                                        - Doublers available in "dual wide," "H," and
                                                                          "400 Mechanics"
                                                                        - Graphical interface for ease of maintenance
                                                                        - Central office 220 units works from -40V to -150V
-----------------------------------------------------------------------------------------------------------------------------
Teltrend's NetZapTM fractional T1 HDSL    NetZap Fractional T1 HDSL     - Central office unit available in
system provides 2 to 12 DSO's over an     System                          D4/SLC(R)-96 mechanics
ordinary 2-wire loop. NetZap allows two                                 - Can be configured from either end
or more fractional T1 customers to be     [Photo of Product]
aggregated on a single T1, saving
transmission and switching facilities.
------------------------------------------------------------------------------------------------------------------------------

(R) SLC is a registered trademark of
Lucent Technologies, Inc.

Basic Drivers Behind Teltrend's U.S. Market, and Associated Teltrend Products


Telephone Service         Approximate                Approximate                   Associated Teltrend Products
                          Installed Base             Annual Growth
                          of Access Lines            of Access Lines
                          (end of fiscal '97)        (fiscal '98)
------------------------------------------------------------------------------------------------------------------------------

POTS                    133,000,000                    4,000,000                  -    CyberBlock(R)
                                                                                  -    POTS/SPOTS DLC Channel Units

Private Line Voice       16,000,000                      500,000                  -    Special Services Voice Channel Units

Private Line Data         3,000,000                      200,000                  -    Data Station Termination Units
                                                                                  -    ETO Channel Units

T1 via Repeatered Line    1,000,000                      100,000                  -    Full Line of Intelligent Office &
                                                                                       Line Repeaters and NIU's

T1 via HDSL                 500,000                      400,000                  -    Full Line of Full T1 HDSL and
                                                                                       Fractional T1 HDSL Products

T1 via Fiber Optics         500,000                      200,000                  -    CellPak(TM)

ISDN                      1,000,000                      600,000                  -    Full Line of ISDN Channel Units,
                                                                                       Repeaters, and Housings
                                                                                  -    Protocol Converters
                                                                                  -    ISDN Routers

DDS                       5,000,000                      500,000                  -    Full Line of DDS Channel
                                                                                  -    Units, Repeaters, and NIU's
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                   160,000,000                    6,500,000



           5                      Teltrend Limited
                                  Formerly Securicor 3net

                                  Headquartered in Basingstoke, UK, with
                                  locations in Christchurch, New Zealand and Beijing, China, Teltrend Limited develops, manufactures, and distributes products for the International ISDN market.



                                                      FEATURED PRODUCTS                  TECHNICAL SPECIFICATIONS
--------------------------------------------------------------------------------------------------------------------------
Teltrend supplies a variety of                        Interchange IQ Series              The Interchange IQ Series provide:
ISDN access network solutions for Telecom                                              - ISDN Protocol Conversion
service providers and telecom equipment               [Photo of Product]               - Port Concentration
vendors operating within European and                                                  - Service Grooming
other international markets.                                                           - Intelligent Routing
                                                                                       - Remote Management
---------------------------------------------------------------------------------------------------------------------------
Teltrend supplies high-performance                    Network IQ Series                Shown at left are the following
multi-protocol ethernet routers which meet                                             Network IQ products:
the needs of a wide range of users from               [Photo of Product]               - NiQ800 ISDN Small Office Router
small office through to telephone                                                      - NiQ1000 Remote Office Router
central office site. The Network IQ range                                              - NiQ3100 Central Site Router
of routers meet the needs of a wide
range of general and special applications.


Locations of Teltrend's U.S. Sales Representatives

                                    [MAP]

Locations of Teltrend's International Sales Representatives

                                   [MAPS]

                                                               Teltrend Inc. 17

              19   Selected Historical Financial Data
              20   Management Discussion and Analysis of Financial
                    Condition and Results of Operations
              25   Report of Independent Auditors
              26   Balance Sheets
              27   Statements of Income
              28   Statements of Changes in Stockholders' Equity
              29   Statements of Cash Flows
              30   Notes to Financial Statements



                                   Financials

The statement of operations data set forth below with respect to fiscal 1997, 1996 and 1995 and the balance sheet data at July 26, 1997 and July 27, 1996 are derived from, and are qualified by reference to, the financial statements as audited by Ernst & Young LLP, and should be read in conjunction with those financial statements and notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations data set forth below with respect to Fiscal 1994 and 1993 and the balance sheet data at July 29, 1995, July 30, 1994 and July 31, 1993 are derived from the Company's audited financial statements not included in this Report.

     References to the "Company" herein refer to Teltrend Inc. The Company's fiscal year ends each year on the last Saturday of July. All references to fiscal years herein refer to fiscal years ending in the calendar year indicated (e.g., fiscal 1997 refers to the year ended July 26, 1997).


18 Teltrend Inc.

Selected Historical Financial Data (1)


                                                                            Fiscal Year Ended July(1)
                                                                    (Dollars in thousands, except per share data)

STATEMENT OF OPERATIONS DATA
------------------------------------------------------------------------------------------------------------------------
                                                         1997         1996          1995          1994          1993(6)
                                                     -------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA
Net sales                                               $81,243       $85,913       $62,052       $49,454       $39,365
Cost of sales                                            45,296        46,644        35,991        31,130        26,576
                                                     ------------------------------------------------------------------
Gross profit                                             35,947        39,269        26,061        18,324        12,789
                                                     ------------------------------------------------------------------
Operating expenses:
  Sales and marketing                                     7,333         7,309         5,908         4,914         4,016
  Research and development                                9,686         7,944         5,337         4,862         4,018
  General and administrative                              4,495         4,164         3,425         2,539         2,236
                                                     -------------------------------------------------------------------
Total operating expenses                                 21,514        19,417        14,670        12,315        10,270
                                                     -------------------------------------------------------------------
Income from operations                                   14,433        19,852        11,391         6,009         2,519
Other income (expense):
  Interest                                                1,467           809        (8,484)(2)    (5,978)       (5,622)
  Other                                                     (30)          (44)         (204)            27         (204)
                                                     -------------------------------------------------------------------
Income (loss) before income tax provision
  (benefit) and extraordinary items                      15,870        20,617         2,703             58       (3,307)
Income tax provision (benefit)                            6,242         8,453        (2,038)(3)         50            -
                                                     -------------------------------------------------------------------
Income (loss) before extraordinary items                  9,628        12,164         4,741              8       (3,307)
Extraordinary items(4)                                        -             -           411              -            -
                                                     -------------------------------------------------------------------
Net income (loss)                                        $9,628       $12,164        $4,330             $8      $(3,307)
                                                     -------------------------------------------------------------------
Net income per common share                               $1.45         $1.86
Average common shares outstanding                     6,654,488     6,552,339
Pro forma earnings per share (unaudited)(5)                                           $1.19          $0.63
Pro forma average common
  shares (unaudited)(5)                                                           5,951,485      5,943,395

BALANCE SHEET DATA
----------------------------------------------------------------------------------------------------------------------
Working capital                                         $44,088       $35,901       $10,188        $3,292        $2,205
Total assets                                             62,832        57,284        28,699        19,109        15,415
Long-term debt, net of current portion                        -             -             -        50,105        49,694
Stockholders' equity (deficit)                           52,435        42,645        15,417       (43,069)      (43,077)
                                                     ------------------------------------------------------------------


(1) The Company's fiscal year consists of four 13 week quarters, with each of the first three quarters ending on the last Saturday of such quarter and the fourth quarter ending on the last Saturday in July.

(2) Fiscal 1995 includes approximately $2.9 million of additional interest expense resulting from the accretion in the aggregate outstanding principal amount of a portion of the Company's outstanding long-term indebtedness. Substantially all of the Company's long-term indebtedness was repaid in full upon consummation of the IPO (as defined in Note 1 of Notes to Financial Statements) and the other components of the Recapitalization (as defined in Note 1 of Notes to Financial Statements).

(3) In fiscal 1995, the Company eliminated its valuation allowance for net deferred tax assets of approximately $3.4 million.

(4) Extraordinary items include a Prepayment Penalty ("Prepayment Penalty") of $500,000 associated with prepayment of the Company's former credit Agreement in connection with the Recapitalization (as defined in Note 1 of Notes to Financial Statements) and the write-off of the unamortized loan financing costs of $162,500 related to a portion of the Company's long-term indebtedness which was repaid upon consummation of the IPO (as defined in Note 1 of Notes to Financial Statements) and the other components of the Recapitalization, net of an income tax benefit of $251,750 related to the Prepayment Penalty and write-off.

(5)  Pro forma earnings per share and average number of shares for fiscal
     1994 and fiscal 1995 give effect to the IPO (as defined in Note 1 of Notes to Financial Statements) and the other components of the Recapitalization (as defined in Note 1 of Notes to Financial Statements), as if they occurred as of August 1, 1993.

(6) Fiscal 1993 consisted of 53 weeks. The extra week had no material impact on the results.


                                                             Teltrend Inc.  19

Management's Discussion and Analysis of
Financial Condition and Results of Operations

         Cautionary Statement for Purposes of the "Safe Harbor"
         Provisions of the Private Securities Litigation Reform Act of 1995

         This Annual Report, including the following "Management's
         Discussion and Analysis of Financial Condition and Results of Operations," contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning, among other things, the Company's prospects, developments and business strategies for its operations, including the development and marketing of certain new products and the anticipated future growth in certain markets in which the Company currently markets and sells its products or anticipates selling and marketing its products in the future. These forward-looking statements (i) are identified by their use of such terms and phrases as "we believe," "are needed," "we intend," "we also intend," "should pave the way," "never felt better about the future," "should be," "should allow," "should increase," "should help," "should tend," "is now in the process of becoming," "we expect," "should generate," "should see," "projected," "projects," "will almost triple," "is expected," "should enlarge," "could lead," "can provide," "is coming up with," "will make," "will also be required," "intends," "will allow," "will help," "will continue," "will be," (ii) are subject to risks and uncertainties and represent the Company's present expectations or beliefs concerning future events, and (iii) in certain cases (as indicated herein), are based on industry and market data and estimates developed by others. The Company cautions that the forward-looking statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including (i) risks of general market conditions, including demand for the Company's products and services, competition and price levels and the Company's historical dependence on relatively few product lines and on certain key customers, and (ii) risks inherent to the telecommunications industry, including rapidly changing technology, evolving industry standards, changes in customer requirements, price-competitive bidding, frequent product introduction, changing government regulations and potential competition from AT&T, the RBOCs, Lucent Technologies, Inc. and others. Results actually achieved thus may differ materially from expected results included in these statements. See "Factors That May Affect Future Results" in the Company's fiscal 1997 Annual Report on Form 10-K as filed with the Securities and Exchange Commission.

GENERAL
------------------------------------------------------------------------------

         Teltrend Inc. ("Teltrend" or the "Company") designs, manufactures and markets a broad range of transmission products, such as channel units, repeaters and termination units, that are used by telephone companies ("Telcos") to provide voice and data services over the existing telephone network. Substantially all of the Company's products are sold directly to the Regional Bell Operating Companies and their local affiliates (collectively, the "RBOCs") for use with copper wireline in the local subscriber loop (the "Local Loop"). The demand for high speed digital transmission over the telephone network continues to increase as a result of the demand for high capacity voice lines and the growing communications requirements of LAN interconnections, WANs, on-line data networks (which typically connect point-of-sale credit card authorization terminals, automatic teller machines, lottery terminals and reservation stations to a central computer), the Internet, other on-line data services and, to a lesser extent, video conferencing. The Company's current products enhance the transmission of voice and data over the copper network and permit the Telcos to maximize use of the existing infrastructure of copper wireline.

                The Company's principal customers are the RBOCs, but the Company also sells its products to certain independent Telcos and other companies. The Company's principal product lines include: (i) Tl products which allow Telcos to deploy 1.544 Mbit/sec digital services; (ii) Voice Frequency ("VF") products which are primarily used to provide analog data transmission services via dedicated lines;
         (iii) Dataphone Digital Services ("DDS") products which are used to provide switched and dedicated line digital transmissions at rates from 2.4 to 64 Kbit/sec; (iv) Integrated Services Digital Network ("ISDN") products which provide switched digital transmission of voice or data at rates of up to 128 Kbit/sec over copper wireline; and (v) digital loop carrier ("DLC") products which are cabinets and plug-in channel units that are compatible with D4, SLC(R) Series 5 and SLC 96 systems. DLC products include plain old telephone service ("POTS") and special plain old telephone service ("SPOTS") products, which are used to provide traditional analog voice and modem services. In addition, the Company recently began selling both 2 and 4-wire High bit-rate Digital Subscriber Line ("HDSL") products which allow Telcos to provide T1 service without the need to condition the copper wireline or install mid-span repeaters for distances of up to 12,000 feet.

20 Teltrend Inc.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)

                On September 18, 1997, the Company acquired all the outstanding shares of Securicor 3net Limited of Basingstoke, England and its U.S. affiliate Securicor 3net Inc. (collectively, "3net") from 3net Holdings Limited of Surrey, England ("3net Holdings") for a total acquisition cost of approximately $16 million. The Company funded its acquisition of 3net with its cash and cash equivalents on hand and the proceeds from the sale of certain of its investments in debt securities. 3net Holdings is a subsidiary of Securicor Communications Limited of Surrey, England ("Securicor Communications"). Based in the United Kingdom, and with operations in New Zealand, China and the United States, 3net is a leading developer of ISDN products for communications equipment and service providers. 3net also supplies LAN Internetworking, ISDN Remote Access and secure Virtual Private Networking solutions for business customers worldwide. The Company believes 3net will help it to expand into foreign markets and will allow the Company to deliver ISDN products for the infrastructure and terminal equipment markets.


RESULTS OF OPERATIONS
------------------------------------------------------------------------------
         The following table sets forth certain statements of operations data as a percentage of net sales for fiscal 1997, 1996 and 1995. The Company's fiscal year typically consists of 52 weeks (four 13 week quarters), with every fifth year consisting of 53 weeks.

                                                        Fiscal Year Ended July
                                                       1997      1996      1995
                                                      --------------------------

Net sales                                              100.0%    100.0%     100.0%
Cost of sales                                           55.7      54.3       58.0
                                                      ---------------------------
Gross profits                                           44.3      45.7       42.0
                                                      ---------------------------
Operating expenses:
  Sales and marketing                                    9.0       8.5        9.5
  Research and development                              11.9       9.3        8.6
  General and administrative                             5.5       4.8        5.5
                                                      ---------------------------
  Total operating expenses                              26.4      22.6       23.6
                                                      ---------------------------
Income from operations                                  17.9      23.1       18.4
Interest expense                                           -         -      (13.7)(1)
Other income (expense)                                   1.7       0.9       (0.3)
                                                      ---------------------------
Income before income taxes and extraordinary items      19.6      24.0        4.4
Income tax provision (benefit)                           7.7       9.8       (3.3)(2)
                                                      ---------------------------
Income before extraordinary items                       11.9      14.2        7.7
Extraordinary items                                        -         -       (0.7)(3)
                                                      ---------------------------
Net income                                              11.9%     14.2%       7.0%
                                                      ---------------------------


(1) Includes approximately $2.9 million of additional expense (4.7% of net sales) resulting from the accretion of the outstanding principal amount of a portion of the Company's long-term indebtedness on August 1, 1994. Substantially all of the Company's long-term indebtedness was repaid upon consummation of the IPO and the other components of the Recapitalization. See Note 1 of Notes to Financial Statements.

(2) Includes elimination of a valuation allowance for net deferred tax assets of approximately $3.4 million (5.4% of net sales).

(3) Includes a Prepayment Penalty of $500,000 (0.8% of net sales) and the write-off of the unamortized loan financing costs of $162,500 (0.3% of net sales) related to a portion of the Company's long-term indebtedness which was repaid upon consummation of the IPO and the other components of the Recapitalization, net of an income tax benefit of $251,750 (0.4% of net sales) related to the Prepayment Penalty and write-off. See Note 14 of Notes to Financial Statements.

                                                                Teltrend Inc. 21

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)

FISCAL 1997 COMPARED TO FISCAL 1996
----------------------------------------------------------------------------
         NET SALES. Net sales for fiscal 1997 decreased 5.4%, or approximately $4.7 million, to approximately $81.2 million, from approximately $85.9 million in fiscal 1996. The decrease in net sales was primarily due to a decrease in unit volume sales of the Company's VF/DLC, T1/Wireless and ISDN/DDS products of approximately $3.7 million, $1.0 million and $0.2 million, respectively. The decrease was partially offset by an increase of approximately $0.1 million in unit volume sales of HDSL products.

                The decrease in the unit volume sales of VF/DLC products was the result of generally declining sales of VF products throughout the market, offset somewhat by an increase in the sale of DLC products. The decline in sales of VF products was a continuation of a downward trend in VF sales resulting from a decline in the demand for analog services as demand for digital transmission services grows. The Company believes demand for digital transmission services will continue to grow as the cost of providing these services becomes less expensive.

                The decrease in the sales of the Company's T1/Wireless products was caused largely by a decrease in the intelligent T1 repeater unit volume sales. However, the losses were offset by an increase in T1 CPE and CellPakTM unit volume sales. Sales of the Company's T1 intelligent line repeaters ("ILRs") were negatively affected by the increased installation of HDSL equipment at certain RBOCs. However, another intelligent T1 repeater product, the intelligent high density repeaters ("IHRs") increased in unit volume sales primarily due to their deployment in conjunction with fiber optic installations. Sales of the Company's T1 CPE products, consisting of Network Interface Units ("NIUs") and associated mountings, increased due primarily to a sales agreement signed in late fiscal 1996 and the approval by certain RBOCs of new product iterations.

                The small decrease in ISDN/DDS sales resulted primarily from a decrease in the price paid by certain RBOCs for ISDN/DDS products offset by an increase in the number of RBOCs that have qualified these products since fiscal 1996.

         GROSS PROFIT. Gross profit in fiscal 1997 decreased 8.5%, or approximately $3.3 million, to approximately $35.9 million from approximately $39.3 million for fiscal 1996. Gross profit margin in fiscal 1997 decreased to 44.3% from 45.7% for fiscal 1996. The decrease in gross profit and gross profit margin was primarily attributable to decreased sales volume and the resulting smaller revenue base over which the Company could spread its fixed manufacturing costs. Other causes included increased pressure to reduce the Company's prices, especially for ISDN products, and the Company's sale of several relatively new products with lower gross profit margins.

         SALES AND MARKETING. Sales and marketing expenses in fiscal
         1997 and fiscal 1996 were approximately $7.3 million. As a percentage of net sales, sales and marketing expenses increased to 9.0% in fiscal 1997 from 8.5% in fiscal 1996 due to the lower sales in fiscal 1997.

         RESEARCH AND DEVELOPMENT. Research and development expenses in fiscal 1997 increased 21.9%, or approximately $1.7 million, to approximately $9.7 million from approximately $7.9 million in fiscal 1996. As a percentage of total net sales, research and development expenses increased to 11.9% in fiscal 1997 from 9.2% in fiscal 1996. The increase in dollar amount was due primarily to increases in personnel associated expenses, such as recruiting and salaries for newly hired personnel, related support equipment and the outsourcing of certain development costs. The Company's goal is to maintain expenditures for research and development at a level between 11% and 12% of net annual sales.

         GENERAL AND ADMINISTRATIVE. General and administrative expenses in fiscal 1997 increased 7.9%, or approximately $0.3 million, to approximately $4.5 million from approximately $4.2 million in fiscal 1996. As a percentage of total net sales, general and administrative expenses increased to 5.5% in fiscal 1997 from 4.8% in fiscal 1996. The dollar increase was largely the net result of an increase in salaries and professional services and a reduction in bad debt expense and accrued bonuses.

         OTHER INCOME. Other income in fiscal 1997 was approximately
         $1.4 million compared to approximately $0.8 million in fiscal 1996. The increase was due to interest earned on cash equivalents and marketable securities purchased with the proceeds from the Company's sale in the second quarter of fiscal 1996 in a registered public offering of 575,000 shares of its Common Stock, the "Second Public Offering," and cash flow from operations. See Note 1 of Notes to Financial Statements.

         INCOME TAXES. A provision for income taxes of approximately
         $6.2 million was recorded in fiscal 1997 compared to approximately $8.5 million in fiscal 1996. This decrease in income tax provision is principally a function of the change in the level of the Company's net income before taxes in fiscal 1997 compared to fiscal 1996.

22  Teltrend Inc.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)

FISCAL 1996 COMPARED TO FISCAL 1995
-----------------------------------------------------------------------------
         NET SALES. Net sales for fiscal 1996 increased 38.5%, or approximately $23.9 million, to approximately $85.9 million, from approximately $62.1 million in fiscal 1995. The increase in net sales was due to an increase in unit volume sales of all product lines except VF. Increases in unit volume sales were recorded by T1, DDS, ISDN and POTS/SPOTS products of approximately $11.8 million, $7.4 million, $3.5 million and $2.6 million, respectively, which was partially offset by a $1.9 million decrease in unit volume sales of VF products. Unit volume sales of the Company's T1 products increased primarily as a result of qualifying certain new products for sale during fiscal 1995 and the first quarter of fiscal 1996. In addition, the Company experienced higher sales of existing T1 products to certain customers who had previously purchased lesser amounts of such products. The increase in unit volume DDS sales resulted primarily from an increase in the number of RBOCs that had qualified DDS products from two in the first quarter of fiscal 1995 to all seven RBOCs by the third quarter of fiscal 1996. Sales of the Company's ISDN products commenced in the third quarter of fiscal 1995. By the fourth quarter of fiscal 1996 five RBOCs and GTE had qualified one or more ISDN products for use. POTS/SPOTS unit volume sales increased due to significant sales of 2FX0, a new product, at two RBOCs in fiscal 1996. Unit volume sales of VF products declined as a result of the gradual decline, in overall demand for analog VF products as telecommunication applications increasingly require the improved speed and reliability offered by digital transmission.

         GROSS PROFIT. Gross profit in fiscal 1996 increased 50.7%, or approximately $13.2 million, to approximately $39.3 million from approximately $26.1 million in fiscal 1995. Gross profit margin for fiscal 1996 increased to 45.7% from 42.0% for fiscal 1995. While the increase in gross profit was primarily attributable to the increase in net sales, the increase in gross profit margin was due primarily to the ability of the Company to spread fixed manufacturing overhead costs over a larger revenue base. Other factors contributing to the increase in gross profit margin were the initial sales to several customers of products with relatively high gross profit margins, and reduced labor and material costs for many of the Company's established products.

         SALES AND MARKETING. Sales and marketing expenses in fiscal
         1996 increased 23.7%, or approximately $1.4 million, to approximately $7.3 million from approximately $5.9 million in fiscal 1995. As a percentage of net sales, sales and marketing expenses decreased to 8.5% for fiscal 1996 from 9.5% for fiscal 1995. The increase in the dollar amount of sales and marketing expenses was primarily due to increased sales commissions resulting from higher sales, greater expenditures on new product and other marketing promotions and an increase in expenses resulting from the hiring of additional sales and marketing personnel.

         RESEARCH AND DEVELOPMENT. Research and development expenses in fiscal 1996 increased 48.8%, or approximately $2.6 million, to approximately $7.9 million from approximately $5.3 million in fiscal 1995. As a percentage of total net sales, research and development expenses increased to 9.3% in fiscal 1996 from 8.6% in fiscal 1995. The increase in dollar amount of this expense was due primarily to increases in personnel associated expenses, such as recruiting and salaries for newly hired personnel, and related support equipment.

         GENERAL AND ADMINISTRATIVE. General and administrative expenses in fiscal 1996 increased 21.6%, or approximately $700,000, to approximately $4.2 million from approximately $3.4 million in fiscal 1995. As a percentage of total net sales, general and administrative expenses decreased to 4.8% in fiscal 1996 from 5.5% in fiscal 1995. The dollar increase in this expense was largely attributable to accruals for employee bonuses that are based, to a significant degree, on Company performance; higher accruals for license fees; and to additional professional fees and insurance expenses incurred as a result of being a publicly-owned company during fiscal 1996 as opposed to only two months of fiscal 1995.

         INTEREST. The Company incurred $18,000 interest expense for fiscal 1996, compared to approximately $8.5 million for fiscal 1995. The decrease in interest expense was due to the repayment of substantially all of the Company's long-term indebtedness upon consummation of the IPO and the other components of the Recapitalization in June 1995. During the first quarter of fiscal 1996, the remaining long-term indebtedness, a note payable to a former shareholder, was also repaid in full.

         INCOME TAXES. A provision for income taxes of approximately
         $8.5 million was recorded for fiscal 1996. This provision is a function of the level of the Company's net income before income taxes in fiscal 1996. In fiscal 1995, a benefit from income taxes of approximately $2.0 million was recorded. This benefit resulted from the elimination of the Company's valuation allowance for net deferred tax assets in fiscal 1995 as a consequence of the Recapitalization which reduced the Company's debt burden and thus provided the Company the ability to generate taxable income.

                                                                Teltrend Inc. 23

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------------------------------------------------------

         At July 26, 1997, the Company had no long-term indebtedness and had working capital of approximately $44.1 million, which included cash and cash equivalents of approximately $11.8 million and marketable securities of approximately $20.9 million. The increase in working capital from approximately $35.9 million at the end of fiscal 1996 was due primarily to cash flow from operations.

                Cash used for capital expenditures was approximately
         $4.2 million in fiscal 1997 compared to approximately $3.2 million for fiscal 1996. Most of the expenditures were for the purchase of land for the construction of a new facility, manufacturing test equipment and engineering equipment.

                As of July 26, 1997, the Company had net trade accounts receivable of approximately $7.8 million, compared to approximately $11.9 million as of the end of fiscal 1996. This decrease was due primarily to (i) a decrease in net sales for the fourth quarter compared to the Company's net sales for the fourth quarter of fiscal 1996, and (ii) the collection of certain past-due receivables, resulting in a decrease in the average number of days receivables were outstanding. For fiscal 1997, inventories decreased by approximately $1.3 million, from approximately $12.3 million at the end of fiscal 1996 to approximately $11.0 million as of July 26, 1997. The decrease in inventory was primarily a result of decreased sales volume and lower standard material costs.

                On September 18, 1997, the Company purchased all of the shares of 3net for a total acquisition cost of approximately $16 million. The Company funded the purchase price for 3net with its cash and cash equivalents on hand and the proceeds from the sale of certain of its investments in debt securities.

                The Company maintains a credit facility (the "Bank Facility"), which provides, subject to certain restrictions and based on the Company's accounts receivable and inventory levels, up to $15.0 million on an unsecured basis for working capital financing. There are no amounts presently outstanding under the Bank Facility. Based on the Company's accounts receivable and inventory levels as of July 26, 1997, the Company estimates that approximately $11.3 million is available to it under the Bank Facility as of the date hereof. Borrowings under the Bank Facility will mature on June 30, 1998 and bear interest at a floating rate based on (i) LIBOR or the prime rate offered by the lender from time to time, and (ii) the Company's debt-to-equity ratio, determined quarterly by the Company. The terms of the Bank Facility prohibit the Company from declaring and paying dividends in any fiscal year which exceed, in the aggregate, 50% of the Company's net income for the immediately preceding fiscal year.

                The Company expects that existing cash and cash equivalents, marketable securities, cash from operations, plus available borrowings under the Bank Facility will be adequate to fund the Company's working capital needs for the foreseeable future.



24 Teltrend Inc.

Report of Management


         The management of Teltrend Inc. has prepared and is responsible for the integrity of the information presented in this Annual Report, including the Company's financial statements. These statements have been prepared in conformity with generally accepted accounting principles and include, where necessary, informed estimates and judgments by management, with due consideration given to materiality.

                The Company maintains systems of accounting and internal controls designed to provide assurance that assets are properly accounted for, and that the financial records are reliable for preparing financial statements. The systems are augmented by qualified personnel and reviewed on a periodic basis.

                Our independent auditors, Ernst &Young LLP, conduct annual audits of our financial statements in accordance with generally accepted auditing standards, which include the review of internal controls for the purpose of establishing audit scope, and issue an opinion on the fairness of such financial statements.

                The Company has an audit committee, composed solely of outside directors that meets periodically with management and the independent auditors to review the manner in which they are discharging their responsibilities and to discuss auditing, internal accounting controls, and financial reporting matters. The independent auditors periodically meet alone with the Audit Committee and have free access to the Audit Committee at any time.


     /s/ Howard L. Kirby, Jr.                    /s/ Douglas P. Hoffmeyer
     -----------------------------------------   -----------------------------
         Howard L. Kirby, Jr.                        Douglas P. Hoffmeyer
         President and Chief Executive Officer       Vice President, Finance



Report of Independent Auditors

         To the Stockholders and Board of Directors Teltrend Inc.,

         We have audited the accompanying balance sheets of Teltrend
         Inc. as of July 26, 1997 and July 27, 1996, and the related statements of income, changes in stockholders' equity and cash flows for the years ended July 26, 1997, July 27, 1996 and July 29, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teltrend Inc. as of July 26, 1997 and July 27, 1996, and the results of its operations and its cash flows for the years ended July 26, 1997, July 27, 1996 and July 29, 1995 in conformity with generally accepted accounting principles.

/s/Ernst & Young LLP
----------------------
Ernst & Young LLP

Chicago, Illinois
August 25, 1997
except for Note 15, as to which the date is September 18, 1997

                                                        Teltrend Inc.  25

Teltrend Inc.
Balance Sheets



ASSETS                                                                                       July 26, 1997   July 27, 1996
-----------------------------------------------------------------------------------------------------------------------------
                Current assets:
                   Cash and cash equivalents                                                 $11,837,265    $22,889,192
                   Marketable securities                                                      20,930,326              -
                   Trade accounts receivable, net of allowance for
                    doubtful accounts of $100,000 and $260,192                                 7,833,708     11,940,566
                   Inventories                                                                11,048,285     12,349,169
                   Deferred income taxes                                                       1,870,560      2,227,232
                   Prepaid expenses and other current assets                                     964,092      1,133,831
                                                                                             --------------------------
                                                                                              54,484,236     50,539,990
                Land                                                                           1,949,234              -
                Machinery and equipment                                                       14,527,782     12,554,728
                Leasehold improvements                                                           934,897        895,506
                Accumulated depreciation                                                     (9,372,063)    (7,579,651)
                                                                                             --------------------------
                                                                                               8,039,850      5,870,583
                Deferred income taxes                                                            134,428        766,694
                Other assets, less accumulated amortization of $123,828 and $100,091             173,020        106,819
                                                                                             --------------------------
                                                                                             $62,831,534    $57,284,086
                                                                                             --------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------
                Current liabilities:
                   Accounts payable                                                           $3,443,249     $6,017,340
                   Accrued expenses                                                            6,903,763      8,621,970
                   Income taxes payable                                                           49,032              -
                                                                                             --------------------------
                                                                                              10,396,044     14,639,310
                Commitments and Contingencies

                Stockholders' equity:
                   Common Stock:
                      Common stock, $0.01 par value, 15,000,000 shares
                         authorized and 6,436,321 and 6,422,596 issued and
                         outstanding respectively                                                 64,363         64,226
                Additional paid-in capital                                                    99,327,697     99,165,221
                Accumulated deficit                                                          (46,956,570)   (56,584,671)
                                                                                             --------------------------
                                                                                              52,435,490     42,644,776
                                                                                             --------------------------
                                                                                             $62,831,534    $57,284,086


The accompanying notes are an integral part of these financial statements


26 Teltrend Inc.

Teltrend Inc.
Statements of Income


                                                                                    Year Ended
                                                                  ---------------------------------------------
                                                                  July 26, 1997  July 27, 1996   July 29, 1995
                                                                  ---------------------------------------------
Net sales                                                           $81,242,707    $85,912,819    $62,052,041
Cost of sales                                                        45,296,096     46,643,923     35,991,032
                                                                   --------------------------------------------
Gross profit                                                         35,946,611     39,268,896     26,061,009
                                                                   --------------------------------------------
Operating expenses:
  Sales and marketing                                                 7,333,068      7,308,716      5,907,864
  Research and development                                            9,685,832      7,943,964      5,337,455
  General and administrative                                          4,494,643      4,163,984      3,424,860
                                                                   --------------------------------------------
                                                                     21,513,543     19,416,664     14,670,179
                                                                   --------------------------------------------
Income from operations                                               14,433,068     19,852,232     11,390,830
                                                                   --------------------------------------------
Other income (expense):
  Interest expense to related parties                                         -              -     (8,422,937)
  Interest expense - others                                                (776)       (17,931)       (78,419)
  Interest income                                                     1,467,750        826,672         17,350
  Other - net                                                           (29,954)       (44,112)      (204,306)
                                                                   --------------------------------------------
                                                                      1,437,020        764,629     (8,688,312)
                                                                   --------------------------------------------
Income before income taxes and
  extraordinary items                                                15,870,088     20,616,861      2,702,518
Provision (benefit) for income taxes                                  6,241,987      8,452,913     (2,038,250)
                                                                   --------------------------------------------
Income before extraordinary items                                     9,628,101     12,163,948      4,740,768
Extraordinary items                                                           -              -       (410,750)
                                                                   --------------------------------------------
Net income                                                           $9,628,101    $12,163,948     $4,330,018

                                                                   --------------------------------------------
Net income per common share                                               $1.45          $1.86
                                                                   -----------------------------
Average common shares outstanding                                     6,654,488      6,552,339
                                                                   -----------------------------
Pro forma net income (unaudited)                                                                   $7,105,524
Pro forma net income per common                                                                    ----------
  share (unaudited)                                                                                     $1.19
                                                                                                   ----------
Pro forma average common shares
  outstanding (unaudited)                                                                           5,951,485
                                                                                                    ---------




The accompanying notes are an integral part of these financial statements.


                                                        Teltrend Inc. 27

Teltrend Inc.
Statements of Changes in Stockholder's Equity

                                                                  Common       Additional     Accumulated
                                                                   Stock     Paid-in Capital     Deficit
                                                                  -----------------------------------------
Balance, July 30, 1994                                              $ 3,902      $30,006,143  $(73,078,637)
  Conversion of shares as described in Recapitalization              16,558          (16,558)             -
  Initial public offering                                            37,375       54,079,817              -
  Options exercised                                                     403           37,902              -
  Net income                                                              -                -      4,330,018
                                                                   ----------------------------------------
Balance, July 29, 1995                                               58,238       84,107,304    (68,748,619)
  Second public offering                                              5,750       14,750,001              -
  Options exercised                                                     238            3,581              -
  Tax benefit from exercise of stock options                              -          304,335              -
  Net income                                                              -                -     12,163,948
                                                                   ----------------------------------------
Balance, July 27, 1996                                               64,226       99,165,221    (56,584,671)
  Options exercised                                                     137           17,899              -
  Tax benefit from exercise of stock options                              -          144,577              -
  Net income                                                              -                -      9,628,101
                                                                   ----------------------------------------
Balance, July 26, 1997                                              $64,363      $99,327,697   $(46,956,570)
                                                                   ----------------------------------------

The accompanying notes are an integral part of these financial statements.


28 Teltrend Inc.

Teltrend Inc.
Statement of Cash Flows


                                                                                       Year Ended
                                                                       -------------------------------------------
OPERATING ACTIVITIES                                                   July 26, 1997  July 27, 1996  July 29, 1995
------------------------------------------------------------------------------------------------------------------
                 Net income                                               $9,628,101    $12,163,948     $4,330,018
                 Adjustments to reconcile net income to net cash
                   provided by operating activities:
                   Depreciation and amortization                           2,028,221      1,741,465      1,336,941
                   Write-off of deferred financing costs                           -              -        162,500
                   (Gain) loss on sale of equipment                          (13,795)         6,739        191,706
                 Tax benefit from exercise of common stock options           144,577        304,335              -
                 Issuance of additional Series A and B debentures
                   in lieu of interest payments                                    -              -      3,099,204
                 Changes in certain assets and liabilities:
                   Accounts receivable                                     4,106,858     (3,840,996)    (2,101,261)
                   Inventories                                             1,300,884     (4,420,147)       851,478
                   Deferred income taxes                                     988,938          6,074     (3,000,000)
                   Prepaid expenses and other current assets                 169,739       (436,907)      (254,472)
                   Accounts payable                                       (2,574,091)       603,470      1,977,061
                   Income taxes payable                                       49,032       (720,773)       720,772
                   Accrued expenses                                       (1,718,208)     1,712,028        261,337
                                                                          ----------------------------------------
                 Net cash provided by operating activities                14,110,256      7,119,236      7,575,284


FINANCING ACTIVITIES
------------------------------------------------------------------------------------------------------------------

                 Exercise of common stock options                             18,036          3,819         38,308
                 Proceeds from public stock offerings                              -     14,755,751     54,117,191
                 Payment of long-term debt                                         -       (237,464)   (69,954,098)
                 Proceeds from issuance of long-term debt                          -              -     15,000,000
                                                                          ----------------------------------------
                 Net cash provided by (used for)
                   financing activities                                       18,036     14,522,106       (798,599)



INVESTING ACTIVITIES
------------------------------------------------------------------------------------------------------------------

                 Capital expenditures                                     (4,192,152)    (3,203,557)    (2,419,686)
                 Purchase of marketable securities                       (40,744,863)             -              -
                 Proceeds from sale of marketable securities              19,814,537              -              -
                 Proceeds from sale of equipment                              32,197         18,464         49,670
                 Other investing activities                                  (89,938)        16,522       (133,980)
                                                                          ----------------------------------------
                 Net cash used for investing activities                  (25,180,219)    (3,168,571)    (2,503,996)
                                                                          ----------------------------------------
                 Net increase (decrease) in cash and
                   cash equivalents                                      (11,051,927)    18,472,771      4,272,689
                 Cash and cash equivalents, beginning of year             22,889,192      4,416,421        143,732
                                                                          ----------------------------------------
                 Cash and cash equivalents, end of year                  $11,837,265    $22,889,192     $4,416,421
                                                                          ----------------------------------------


The accompanying notes are an integral part of these financial statements.

                                                             Teltrend Inc.  29

Teltrend Inc.
Notes to Financial Statements

1  BASIS OF PRESENTATION
-------------------------------------------------------------------------------
         THE RECAPITALIZATION
         During the fourth quarter of fiscal 1995, Teltrend Inc. (the "Company") completed a recapitalization (the "Recapitalization"). The principal components of the Recapitalization included (i) the conversion of all of the Company's existing capital stock whereby each issued and outstanding share of Class A common stock, $.01 par value per share, of the Company (the "Old Class A Stock") was converted into
         6.086133 shares of a new class of common stock, $.01 par value per share (the "Common Stock"), of the Company and each issued and outstanding share of Class B common stock, $.01 par value per share (the "Old Class B Stock"), and Class C common stock, $.01 par value per share (the "Old Class C Stock"), of the Company was canceled (the "Common Stock Conversion"), (ii) the sale by the Company of 3,737,500 shares of Common Stock in an initial public offering (the "IPO") at a price per share of $16.00 (less underwriting discounts and commissions of $1.12 per share), (iii) the issuance by the Company of shares of a new Class A common stock, $.01 par value per share (the "Class A Stock"), to certain stockholders in exchange for an equal number of shares of Common Stock (the "Common Stock Exchange"), (iv) the merger of all of the Company's subsidiaries with and into the Company, and
         (v) the payment, using the net proceeds of the IPO, of all of the Company's outstanding indebtedness under its Series B Debentures and its credit agreement with The Prudential Insurance Company of America and Pruco Life Insurance Company (the "Former Credit Agreement," which consisted of term loans, a revolving loan facility and Series A Debentures), as well as certain related obligations (the "Debt Payment").

         SECOND PUBLIC OFFERING
         During the second quarter of fiscal 1996, the Company sold an additional 575,000 shares of its Common Stock pursuant to a registered public offering (the "Second Public Offering") of shares of Common Stock. The net proceeds of the Second Public Offering received by the Company totalled approximately $14.7 million (after deducting underwriting discounts, commissions and expenses). In connection with the Second Public Offering all of the outstanding shares of Class A Stock were sold, and upon such sale automatically converted into an equal number of shares of Common Stock. Accordingly, no shares of the Company's Class A Stock were outstanding as of July 26, 1997.


         PRO-FORMA NET INCOME PER SHARE
         Pro forma net income and pro forma net income per share data is based on historical net income adjusted to reflect the Recapitalization as if it had occurred as of August 1, 1993.


2  DESCRIPTION OF BUSINESS
-------------------------------------------------------------------------------
         The Company is an independent equipment supplier to the special service segment of the telecommunication industry. The Company manufactures and markets telecommunication equipment and related products that monitor, clarify, convert, switch, transmit, or otherwise process signals in telecommunication lines of voice and data communication networks. The Company's year-end is the last Saturday in July for financial reporting and tax purposes.


3  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------

         CASH AND CASH EQUIVALENTS
         The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

         MARKETABLE SECURITIES
         The Company invests in debt instruments with a maturity of greater than three months and less than or equal to one year. Such securities are classified as held-to-maturity, as the Company has the intent and the ability to hold these securities until maturity. These securities are carried at amortized cost, which approximates fair value.

         INVENTORIES
         Inventories are stated at the lower of cost as determined by the first in, first out method or market value.


30  Teltrend Inc.

Teltrend Inc.
Notes to Financial Statements (continued)

3  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)
--------------------------------------------------------------------------------

         REVENUE RECOGNITION
         The Company recognizes revenue upon shipment of goods and transfer of title to customers.

         INCOME TAXES
         The Company accounts for income taxes using the liability method as required by Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes".

         EQUIPMENT AND LEASEHOLD IMPROVEMENTS
         Equipment and leasehold improvements are recorded at cost. The Company uses the straight-line method of computing provisions for depreciation and amortization of equipment and leasehold improvements over estimated useful lives ranging from three to ten years.

         GOODWILL
         At each balance sheet date, the Company evaluates for recognition of potential impairment its recorded goodwill against its projected discounted cash flows.

         USE OF ESTIMATES
         The preparation of financial statements of conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

         EARNINGS PER SHARE
         The Company computes earnings per share by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding. In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in an increase in basic earnings per share for each of the fiscal years ending July 26, 1997 and July 27, 1996 and the pro forma earnings per share for the fiscal year ending July 29, 1995 of $.05, $.08 and $.03 per share respectively. The impact of Statement No. 128 on the calculation of diluted earnings per share for these 12 month periods is not expected to be material.

         STOCK OPTIONS
         Stock options are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB #25"). Under APB #25, no compensation expense is recognized when the exercise price of the option equals the fair value of the underlying stock on the grant date.

         RECLASSIFICATION
         Certain amounts in the fiscal 1996 Financial Statements have been reclassified to conform to fiscal 1997 presentation.


4  RETIREMENT INVESTMENT PLAN
-------------------------------------------------------------------------------

         The Company has a defined-contribution plan covering all full and part-time personnel who have a minimum of one-half year of service and have attained the age of 21. The plan became effective January 1, 1990. Participants may contribute between 1% and 15% of their annual compensation. Since January 1, 1994, the Company contributes $.40 for each $1.00 contributed to the plan by the participant up to a maximum of 5% of the participant's annual compensation. Beginning on August 1, 1996, the Company contributes a discretionary amount on the employee's behalf out of the Company profits earned during the plan year. Since the amount of the contribution depends upon profits, the amount of contribution may vary from year to year. Company contributions were $348,646, $183,900, and $142,369 for the years ended July 26, 1997,
         July 27, 1996, and July 29, 1995, respectively.




Teltrend Inc.  31

Teltrend Inc.
Notes to Financial Statements (continued)

5  INVENTORIES

-------------------------------------------------------------------------------

         Inventories at July 26, 1997 and July 27, 1996 were as follows:

                                                           1997         1996
                                                       ------------------------
         Raw materials                                 $ 6,238,143  $ 7,904,341
         Work-in-process                                 1,650,867    1,795,233
         Finished goods                                  3,159,275    2,649,595
                                                       ------------------------
                                                       $11,048,285  $12,349,169




6  ACCRUED EXPENSES
-------------------------------------------------------------------------------

Accrued expenses at July 26, 1997 and July 27, 1996 consisted of:

                                                            1997        1996
                                                        -----------------------
         Salaries, wages, and bonuses                   $2,432,269   $3,756,607
         Warranty                                        1,425,297    1,453,340
         Other                                           3,046,197    3,412,023
                                                        -----------------------
                                                        $6,903,763   $8,621,970



7  LONG-TERM DEBT
-------------------------------------------------------------------------------

         In connection with the Recapitalization, the term notes, Series
         A and B Debentures and revolving note payable were retired with the proceeds of the IPO. Also, in connection with the Recapitalization, the Company entered into a new credit facility (the "Bank Facility") which provides, subject to certain restrictions, up to $15 million on an unsecured basis for working capital financing. As of July 26, 1997, no amounts were outstanding under the Bank Facility. At July 26, 1997, Teltrend was eligible to borrow up to $11,285,039. The Bank Facility will expire on June 30, 1998.

                Under the Bank Facility agreement, the Company is restricted to declare and pay dividends on its Common Stock not to exceed 50% of net income for the immediately preceding fiscal year.

                Interest paid in fiscal years 1997, 1996 and 1995 was $776, $17,931 and $6,526,593 respectively.

8  COMMON STOCK OPTIONS
-------------------------------------------------------------------------------

         Prior to the Recapitalization, the Company had a stock option plan (the "Plan") which provided for the grant of both incentive stock options and nonqualified stock options to purchase shares of the Old Class A Stock. Unless the applicable agreement expressly provided otherwise, each option granted under the Plan was exercisable as to 20% of the shares covered thereby immediately upon grant and as to an additional 20% of such shares on each of the next four anniversaries of the date of grant.

                In fiscal year 1994, the Board of Directors approved a resolution to decrease the exercise price of all options outstanding under the Plan to the then-estimated value of $.1643 per share from $4.1077 per share. In connection with the Recapitalization, all options outstanding under the Plan were converted into options to purchase shares of Common Stock and the Company's Board of Directors amended the Plan to provide that no additional options could be granted thereunder in the future. As of July 26, 1997, 79,921 options were outstanding under the Plan.

                During June 1995, the Company adopted the Teltrend Inc. 1995 Stock Option Plan (the "1995 Stock Option Plan") which provides for the grant of both incentive stock options in accordance with Section 422A of the Internal Revenue Code and nonqualified stock options. A maximum of 440,000 shares of Common Stock may be issued in the aggregate to key employees of the Company. The Compensation Committee of the Company's Board of Directors which administers the 1995 Stock Option Plan will determine when and to whom options will be granted. Unless the applicable agreement expressly provides otherwise, options shall


32 Teltrend Inc.

Teltrend Inc.
Notes to Financial Statements (continued)

8  COMMON STOCK OPTIONS (CONT)
-----------------------------------------------------------------------------
         become exercisable as to 25% of the shares covered thereby on the first anniversary of the date of grant and as to an additional 25% of such shares on each of the next three anniversaries of the date of grant. As of July 26, 1997, 329,000 options were outstanding under the 1995 Stock Option Plan, all with an exercise price of $16.

                During January 1996, the Company adopted the Teltrend Inc. 1996 Non-Employee Director Stock Option Plan (the "Director Option Plan") which provides for the grant of nonqualified stock options. A maximum of 240,000 shares of Common Stock may be issued to non-employee directors of the Company. Each individual elected as a director of the Company at the January 11, 1996 Annual Meeting who qualified as a non-employee director received an option to purchase up to 12,000 shares of Common Stock as of the date of the Annual Meeting. Thereafter, each non-employee director, who has not previously served on the Company's Board of Directors, will receive an option to purchase up to 12,000 shares of Common Stock on the date of his or her initial election to the Board. A non-employee director may receive only one option grant under the Director Option Plan. Options granted under the Director Option Plan will vest and become exercisable as to 25% of the shares covered thereby on the first anniversary of the date of grant and as to an additional 25% of such shares on each of the next three anniversaries of the date of grant. As of July 26, 1997, 84,000 options were outstanding under the Director Option Plan with a range of exercise prices of $20 to $41.

                During September 1996, the Company adopted the Teltrend
         Inc. 1996 Stock Option Plan (the "1996 Stock Option Plan") which provides for the grant of both incentive stock options in accordance with Section 422A of the Internal Revenue Code and nonqualified stock options. A maximum of 700,000 shares of Common Stock may be issued in the aggregate to key employees of the Company. The Compensation Committee of the Company's Board of Directors which administers the 1996 Stock Option Plan will determine when and to whom options will be granted. Unless the applicable agreement expressly provides otherwise, options shall become exercisable as to 25% of the shares covered thereby on the first anniversary of the date of grant and as to an additional 25% of such shares on each of the next three anniversaries of the date of grant. As of July 26, 1997, 160,600 options were outstanding under the 1996 Stock Option Plan with a range of exercise prices of $17.50 to $20.

                Transactions involving stock options granted under the Plan (after giving effect to the Recapitalization), the Key Employee Option, the 1995 Stock Option Plan, the Director Option Plan and the 1996 Stock Option Plan are summarized as follows:




                                         Number of Options    Exercise Price
                                         -----------------------------------

         Outstanding, July 30, 1994            313,613                  $.16
         Granted                                54,808                   .16
         Granted                               330,000                 16.00
         Exercised                            (233,139)                  .16
         Canceled                              (14,734)                  .16
                                              -------------------------------
         Outstanding, July 29, 1995            450,548                 11.76
         Granted                               129,000        28.75 to 47.00
         Exercised                             (23,794)                  .16
                                              -------------------------------
         Outstanding, July 27, 1996            555,754                 19.10
         Granted                               273,600        17.50 to 46.25
         Exercised                             (13,725)         .16 to 16.00
         Canceled                             (162,108)         .16 to 47.00
                                              ------------------------------
         Outstanding, July 26, 1997            653,521                $17.59

         The weighted average remaining contractual life of the options outstanding is 8.0 years. Of the 653,521 stock options outstanding at July 26, 1997, 235,923 are currently exercisable with a weighted average exercise price of $13.25.


                                                            Teltrend Inc. 33

Teltrend Inc.
Notes to Financial Statements (continued)

                Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123. "Accounting for Stock-Based Compensation" and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 1997 and fiscal 1996; risk-free interest rate of 6.0 percent; dividend yields of 0.0 percent; volatility factors of the expected market price of the Company's Common Stock of 0.25; and a weighted-average expected life of the option of 6 years.

                The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                The weighted-average fair value of options was $7.04 for options granted in fiscal 1997 and $12.47 for options granted in fiscal 1996.

                For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):




                                              Fiscal Year Ended July
                                              ----------------------
                                                1997         1996
                                              ----------------------
           Net earnings - as reported         $9,628,101  $12,163,948
           Net earnings - pro forma           $8,723,200  $11,768,925
           Earnings per share - as reported        $1.45        $1.86
           Earnings per share - pro forma          $1.31        $1.80


                The pro forma effect on net income for fiscal 1997 and fiscal 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996 and an increased vesting period for grants made in fiscal 1997.

9  LEASE COMMITMENTS
------------------------------------------------------------------------------

         The Company leases its office and manufacturing facilities and pays real estate taxes, insurance, and general repairs and maintenance on the leased facilities. Rent expense for the fiscal years ended July 26, 1997, July 27, 1996 and July 29, 1995 totaled $539,611, $697,280 and $690,373, respectively.

         Future minimum annual rental payments required under the lease are as follows:


          Fiscal Year 1998                                $545,848
          Fiscal Year 1999                                 514,915
          Fiscal Year 2000                                  83,241
                                                        ----------
                                                        $1,144,004
                                                        ----------

34  Teltrend Inc.

Teltrend Inc.
Notes to Financial Statements (continued)

10  INCOME TAXES
-------------------------------------------------------------------------------
         Deferred income taxes reflect the net tax effect of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes are as follows:

                                                 July 26, 1997    July 27, 1996
                                                 ------------------------------
         Deferred tax assets (liabilities):
            Net operating loss carryforwards        $  293,083     $  964,334
            Product warranty accruals                  570,119        581,336
            Inventory reserves                         522,376        826,118
            Vacation accrual                           400,622        362,152
            Medical reserve                            219,583        242,487
            Unicap adjustment                          102,560         86,528
            Other                                       99,724        173,035
                                                 ------------------------------
               Total deferred tax assets             2,208,067      3,235,990
         Tax over book depreciation                   (203,079)      (242,064)
                                                 ------------------------------
         Net recorded deferred tax assets           $2,004,988     $2,993,926
                                                 ------------------------------
         Recognized in balance sheet:
            Net deferred tax assets - current       $1,870,560     $2,227,232
            Net deferred tax assets - noncurrent       134,428        766,694
                                                 ------------------------------
                Net deferred tax assets             $2,004,988     $2,993,926

         At July 26,1997, the Company has available for tax purposes approximately $.8 million of net operating loss carryforwards which expire in fiscal year 2010.

                Significant components of the provision (benefit) for income taxes are as follows:

                                                Fiscal Year Ended July
                                     ------------------------------------------
                                         1997           1996            1995
                                     ------------------------------------------
         Current provision
           Federal                   $4,458,751     $7,407,115    $   731,750
           State                        794,298      1,039,724        230,000
                                     ------------------------------------------
                                      5,253,049      8,446,839        961,750
         Deferred tax provision
           (benefit)                    988,938          6,074     (3,000,000)
                                     ------------------------------------------
         Provision (benefit) for
           income taxes              $6,241,987     $8,452,913    $(2,038,250)

         Income taxes paid in fiscal years 1997, 1996 and 1995 totaled $4,826,000, $9,080,000 and $35,000, respectively.

               Total income tax provision (benefit) for each year varied from the amount computed by applying the statutory U.S. federal income tax rates to income before taxes and extraordinary items for the reasons set forth in the following reconciliation.

                                                Fiscal Year Ended July
                                     ------------------------------------------
                                         1997          1996            1995
                                     ------------------------------------------

         Income tax provision at
           the statutory rate        $5,554,531     $7,215,901       $918,860
         Increase (reduction)
           resulting from:
            Decrease in valuation
              reserve for
              non-realizable
               tax benefits                   -              -     (3,375,548)
           State income taxes,
            net of federal
            tax benefit                 794,298      1,039,724        230,000
           Other, net                  (106,842)       197,288        188,438
                                     ------------------------------------------
         Actual income tax
          provision (benefit)        $6,241,987     $8,452,913    $(2,038,250)
                                     ------------------------------------------

                                                             Teltrend Inc.  35

Teltrend Inc.
Notes to Financial Statements (continued)

11  COMMITMENTS AND CONTINGENT LIABILITIES
------------------------------------------------------------------------------
         The Company has commitments to purchase raw materials under purchase contracts with various vendors totaling approximately $6,320,865 at July 26, 1997 and $9,719,931 at July 27, 1996.

12  RELATED PARTY TRANSACTIONS
------------------------------------------------------------------------------
         For the year ended July 29, 1995, pursuant to an agreement between the Company and one of its principal stockholders, the stockholder provided management and consulting services to the Company for fees and related expenses of approximately $717,000, which includes an additional fee of $500,000 paid in consideration of the early termination of the management and consulting contract upon consummation of the Recapitalization.

13  SIGNIFICANT CUSTOMERS
------------------------------------------------------------------------------
         For the year ended July 26, 1997, four customers comprised approximately 25.9%, 19.3%, 13.4% and 11.2% of net sales, 20.6%,
         18.4%, 18.2% and 15.2% for the year ended July 27, 1996 and 22.3%,
         20.7%, 17.1% and 12.6% for the year ended July 29, 1995.

                At July 26, 1997, four customers comprised approximately 20.2%, 19.9%, 16.1% and 13.5% of accounts receivable, and 24.9%,
         17.5%, 17.4% and 10.4% at July 27, 1996.


14  EXTRAORDINARY ITEMS
------------------------------------------------------------------------------
         Extraordinary items for the year ended July 29, 1995 include a $500,000 penalty paid upon prepayment of the Former Credit Agreement in connection with the Recapitalization, the write-off of the unamortized loan financing costs of $162,500 related to the Former Credit Agreement and a tax benefit of $251,750 relating to the prepayment penalty and write-off.

15  SUBSEQUENT EVENTS
------------------------------------------------------------------------------
         On September 18, 1997, the Company purchased the outstanding shares of Securicor 3net Limited (3net) for a total acquisition cost of approximately $16.0 million. 3net is a telecommunication equipment and software company based in the United Kingdom with operations in New Zealand, China and the United States. In 3net's last fiscal year they recorded revenues of approximately $17 million.

16  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
------------------------------------------------------------------------------

                                                         Fiscal 1997
                             -----------------------------------------------------------------
                             October 26, 1996  January 25, 1997  April 26, 1997  July 26, 1997
                             -----------------------------------------------------------------
Net sales                         $22,590,930       $18,824,794     $21,302,597    $18,524,386
Gross profit                       10,364,151         8,186,215       9,383,705      8,012,540
  Net income                       $3,231,561        $1,994,744      $2,438,024     $1,963,772
                             -----------------------------------------------------------------
Net income per common share             $0.48             $0.30           $0.37          $0.30
                             -----------------------------------------------------------------




                                                         Fiscal 1996
                             -----------------------------------------------------------------
                             October 28, 1995  January 27, 1996  April 27, 1996  July 27, 1996
                             -----------------------------------------------------------------
Net sales                         $20,851,281       $20,531,673     $20,763,736    $23,766,129
Gross profit                        9,457,120         9,081,897       9,734,209     10,995,670
  Net income                       $2,828,641        $2,716,180      $3,126,274     $3,492,853
                             -----------------------------------------------------------------
Net income per common share             $0.47             $0.41           $0.46          $0.52
                             -----------------------------------------------------------------

36 Teltrend Inc.

Teltrend Inc.
Market for Company's Securities and Related Matters


         The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, $.01 par value per share (the "Common Stock"), and 750,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). As of September 29, 1997, 6,436,321 shares of Common Stock were outstanding and no shares of Preferred Stock were outstanding.

                The Common Stock began trading on the Nasdaq National Market on June 9, 1995 under the symbol "TLTN." Prior to that date, there was no market for the Company's Common Stock. The following table sets forth for the period indicated the high and low closing sale prices for the Common Stock as reported on the Nasdaq National Market:


                                                                Price Range of Common Stock
                                                              --------------------------------
                                                                     High           Low
                                                              --------------------------------
FISCAL 1996
----------------------------------------------------------------------------------------------
         First Quarter
            (from July 30, 1995 through October 28, 1995)             $33          $20
         Second Quarter
            (from October 29, 1995 through January 27, 1996)          $46 3/4      $28
         Third Quarter
            (from January 28, 1996 through April 27, 1996)            $51          $39 3/4
         Fourth Quarter
            (from April 28, 1996 through July 27, 1996)               $57 1/4      $20

FISCAL 1997
----------------------------------------------------------------------------------------------
         First Quarter
            (from July 28, 1996 through October 26, 1996)             $52 3/4      $32
         Second Quarter
            (from October 27, 1996 through January 25, 1997)          $33 3/4      $16 7/8
         Third Quarter
            (from January 26, 1997 through April 26, 1997)            $21 1/2      $16 5/8
         Fourth Quarter
            (from April 27, 1997 through July 26, 1997)               $19 1/8      $14 3/8

FISCAL 1998
------------------------------------------------------------------------------------------
         First Quarter
            (from July 27, 1997 through September 29, 1997)           $17 5/8      $14 7/8




         On September 29, 1997, the last reported sale price of the Common Stock as reported on the Nasdaq National Market was $17 1/8 per share. On that same date, there were 127 registered holders of record of the Common Stock.

                The Company has not paid any dividends on its capital stock since 1988. Restrictions or limitations on the payment of dividends may be imposed under the terms of credit agreements or other contractual obligations. The terms of the Bank Facility prohibit the Company from declaring and paying in any fiscal year dividends which exceed, in the aggregate, 50% of the Company's net income for the immediately preceding fiscal year. In the absence of such restrictions or limitations, the declaration and payment of dividends will be at the sole discretion of the Board of Directors of the Company and subject to certain limitations under the General Corporation Law of the State of Delaware. The timing, amount and form of dividends, if any, will depend, among other things, on the Company's results of operations, financial condition, cash requirements, plans for expansion and other factors deemed relevant by the Board of Directors. The Company intends to retain any future earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future.


                                                                Teltrend Inc. 37

Officers

HOWARD L. KIRBY, JR.
Chairman of the Board,
President and Chief Executive Officer
of the Company

DONALD G. BOZEMAN
Vice President,  Non-RBOC Sales

MICHAEL S. GRZESKOWIAK
Vice President, Operations

NORMAN C. GUENTHER
Assistant Vice President, Quality

DOUGLAS P. HOFFMEYER
Vice President, Finance;
Secretary and Treasurer

GILBERT H. HOSIE
Vice President, RBOC Sales

THEODOR A. MAXEINER
Chief Accounting Officer;
Assistant Vice President, Finance;
Controller; Assistant Secretary
and Assistant Treasurer

JOHN MUNTEAN
Vice President/General Manager,
ISDN and DDS Products

JACK C. PARKER
Vice President/General Manager,
DLC, VF and T1/Wireless Products

LAURENCE L. SHEETS
Vice President/General Manager,
Broadband Products




Board of Directors

HOWARD L. KIRBY, JR. (3), (4)
Chairman of the Board,
President and Chief Executive Officer
of the Company

CARL M. MUELLER*
Former Vice Chairman of Bankers
Trust Company and a Director of
BT Capital Partners Corporation,
and AEA Investors, Inc.

FRANK T. CARY (1), (2)
Former Chairman and Chief
Executive Officer of International
Business Machines Corporation
and Director of Celgene Corporation,
Cygnus Therapeutic Systems, ICOS
Corporation, Lincare, Inc., SPS
Transaction Services, and Seer
Technologies

WILLIAM R. DELK (1), (2)
Retired Vice President
BellSouth Corporation, Inc.

BERNARD F. SERGESKETTER (4)
Former Vice President of AT&T,
President of Sergesketter &Associates, Inc., a private consulting firm

HARRY CRUTCHER, III (3), (4)
President, Resorts Financial
Services Co. (financial consulting
firm), Managing Partner, Grouse
Mountain Associates, Ltd. (hotel
owner and operator) and President,
Crutcher Enterprises, Inc. (financial
strategic planning firm)

DONALD R. HOLLIS (4)
President, DRH Strategic Consulting Inc.;
former Executive Vice President,
First Chicago Corporation; also a
Director of Deluxe Corporation,
Information Advantage Open Port
Technology and Cambridge Assessment
Centre

SUSAN B. MAJOR (1), (2)
Vice President, A.T. Kearney, Inc.,
former Director of Paging and
Wireless Data for Ameritech
Cellular Services, Inc.



Corporate Information

CORPORATE OFFICE
Teltrend Inc.
620 Stetson Avenue
St. Charles, Illinois 60174

ANNUAL MEETING
The Annual Meeting of Teltrend Inc.
will be held at 9:00 a.m. on Thursday,
December 11, 1997 at the Company's
facility in St. Charles, Illinois.

ANNUAL REPORT ON FORM 10-K
Single copies of the Company's Annual
Report on Securities and Exchange
Commission Form 10-K (without
exhibits) will be provided without
charge to stockholders upon written
request directed to Douglas P.
Hoffmeyer, Secretary, at the
Corporate Office.

COMMON STOCK
The Common Stock of Teltrend Inc.
is traded on the Nasdaq National
Market under the  symbol "TLTN."

COUNSEL
Jenner & Block
Chicago, Illinois

AUDITORS
Ernst & Young LLP
Chicago, Illinois

TRANSFER AGENT AND REGISTRAR
LaSalle National Bank
Chicago, Illinois



* Mr. Mueller has informed the Company that he will not seek re-election to the Board of Directors at the Annual Meeting

(1) Member of Compensation Committee
(2) Member of Audit Committee
(3) Member of Nominating Committee
(4) Member of Executive Committee

38 Teltrend Inc.