Form 10-K405, Exhibit 13
period 1998-07-25
TELTREND INC
filed 1998-10-23
CIK 943822

     TECHNOLOGIES FOR AN EVOLVING NETWORK
     --------------------------------------------------------------------------









                                                     TELTREND 1998 ANNUAL REPORT

     HIGH CAPACITY PRODUCTS
     --------------------------------------------------------------------------

          ANSWERING THE DEMAND FOR BANDWIDTH




     CHANNELIZED PRODUCTS
     --------------------------------------------------------------------------

          ANSWERING THE DEMAND FOR VOICE AND DATA LINES




     CIRCUIT SWITCHED PRODUCTS
     --------------------------------------------------------------------------

          ANSWERING THE NEED TO JOIN THE WORLD'S NETWORKS




     PACKET SWITCHED PRODUCTS
     --------------------------------------------------------------------------
          PROVIDING A PATH TO THE NEW NETWORK

     [CHART]                                 FINANCIAL HIGHLIGHTS


                            1994       1995      1996       1997        1998
                         -----------------------------------------------------
Net sales                $ 49,454    $62,052    $85,913    $81,243    $96,762
------------------------------------------------------------------------------
Gross profit             $ 18,324    $26,061    $39,269    $35,947    $44,637
------------------------------------------------------------------------------
Income from operations   $  6,009    $11,391    $19,852    $14,433    $ 5,916*
------------------------------------------------------------------------------
Net income               $      8    $ 4,330    $12,164    $ 9,628    $ 2,239*
------------------------------------------------------------------------------
Working capital          $  3,292    $10,188    $35,901    $44,088    $38,358
------------------------------------------------------------------------------
Stockholders' equity
  (deficit)              ($43,069)   $15,417    $42,645    $52,435    $53,304
------------------------------------------------------------------------------
                         (dollars in thousands)



                   * Inclusive of a $4.0 million charge taken by Teltrend
                     immediately after its acquisition of Teltrend Limited (formerly Securicor 3net Limited) in the first quarter of fiscal 1998 to write off the portion of the purchase price allocated to in-process research and development.

     [PHOTO]                                              THE YEAR IN REVIEW




                 A message from
                 HOWARD L. KIRBY, JR.
                 President, Chief Executive Officer
                 and Chairman of the Board

DEAR FELLOW SHAREHOLDERS,
Fiscal 1998 was a year of significant accomplishment for Teltrend. We ended the year with a strong fourth quarter, up 46 percent in sales and 10 percent in earnings per share compared to the fourth quarter of fiscal 1997. Excluding the results of Teltrend Limited, our UK-based operation acquired in the first quarter of fiscal 1998, fourth quarter sales and net income were up 27 percent and 73 percent respectively compared to the fourth quarter of fiscal 1997.
       Demand for our products continues strong. Most importantly, because of the new products we developed or acquired in fiscal 1998, we entered fiscal
1999 in a much improved strategic position.
      Full year sales at $96.8 million were up 19 percent from fiscal 1997. Full year net income was $6.2 million (exclusive of an in-process research and development charge of $4.0 million). Fiscal year 1998 cash performance was very good; after paying $14.5 million for Teltrend Limited and $1.7 million to repurchase Teltrend shares in the open market, we ended the year with cash and marketable securities of nearly $25.0 million.
     Looked at by strategic market units, fiscal year 1998 contained some notable successes as shown in the table below:

                                     Fiscal Year            Increase [decrease]
                                     1998 Sales             from Fiscal Year
Teltrend Strategic Market Units      (dollars in millions)  1997 Sales
-------------------------------------------------------------------------------

High Capacity Products -
  T1/HDSL/CellPak(TM)                       $50.0                   +9%
-------------------------------------------------------------------------------

Channelized Products - ISDN/DDS              19.9                  +18%
-------------------------------------------------------------------------------

Channelized Products - DLC/VF                14.1                  (24%)
-------------------------------------------------------------------------------

Circuit Switched Products                     7.3                  N/A*
-------------------------------------------------------------------------------

Packet Switched Products                      5.6                  N/A*
-------------------------------------------------------------------------------

TOTAL                                       $96.8                  +19%
-------------------------------------------------------------------------------

* Acquired in connection with the purchase of Teltrend Limited in the first quarter of fiscal 1998.


We believe the 9 percent increase in High Capacity Products represents the success of our strategy to move this business into the higher growth areas of the high capacity communications market, notably:

-    Performance-monitoring network interface unit elements (Teltrend's PM NIU)
- Self-contained weather-proof systems for cellular and personal communications systems (PCS) antenna installations (Teltrend's CellPak(TM) systems)
- Fiber-optic extensions (Teltrend's high-density intelligent office repeaters)
-    High-Density Subscriber Line (HDSL) products (Teltrend's NetZap Plus(TM))

This year, we are taking the migration of High Capacity Products one step further with a new intelligent system which we plan to introduce in the third quarter of fiscal 1999.
     Results in fiscal 1998 for our Channelized Products were a mixed bag. On the positive side, ISDN and DDS sales increased 18 percent year-to-year. With our planned introduction in early fiscal 1999 of new DDS provisioning products like UniPort(TM) and FastPort(TM), we believe that DDS growth will accelerate. We also believe the ISDN market is alive and well. In the digital loop carrier
(DLC) area, we also see several positive developments: the start of production deliveries to NextLevel Communications, the recent introduction of new proprietary channel units for the Lucent D4 and SLC(R)-5 systems, and the rollout of TLC(TM)-48, our new small digital loop carrier (DLC) system. In summary, we expect a rebound in the sales of Channelized Products in fiscal 1999. With the acquisition of Teltrend Limited (formerly Securicor 3net) in September 1997, Teltrend acquired two exciting new strategic market units. We now call these two units Circuit Switched Products and Packet Switched Products. We believe these two strategic market units give Teltrend a leap forward toward the "Network of the Future." That is, we believe they have furnished us the technology to migrate toward the packet-switched solutions that will characterize future networks. This packet-switched architecture is with us today in the form of the Internet,



Teltrend Fiscal 1998 At-A-Glance
--------------------------------------------------------------------------------
JULY 27, 1997             SEPTEMBER 2, 1997             SEPTEMBER 15, 1997
First day of fiscal 1998  Teltrend's NetZap Plus(TM)    NextLevel
                          4-wire HDSL system            Communications selects
                          selected by Puerto Rico       Teltrend to supply the
                          Telephone Company             special services channel
                                                        units for its new Digit
                                                        Loop Carrier system
--------------------------------------------------------------------------------

SEPTEMBER 18, 1997        OCTOBER 25, 1997              JANUARY 24, 1998
Acquisition of Teltrend   First quarter ends with       Second quarter ends with
Limited (formerly         sales of $21.7 million and    sales of $22.8 million
Securicor 3net Limited),  EPS of $0.23, exclusive       and EPS of $0.13
a British-based ISDN      of $4.0 million write-off
solutions business,       of purchased in-process
completed                 R&D in conjunction with the
                          acquisition of Teltrend
                          Limited

With the acquisition of Teltrend      and in the ATM and Frame Relay services
Limited, Teltrend acquired two        offered by many common carriers, and in
exciting new strategic market units.  the obscure, esoteric Internet Protocol
We now call these two units Circuit   (IP) voice services that are springing
Switched Products and Packet          up across the country. In my letter
Switched Products. We believe         last year, I talked about the need to
these two strategic market units      expand our Teltrend market focus beyond
give Teltrend a leap forward toward   the Regional Bell Operating Companies
the "Network of the Future."          (RBOCs). We made good progress toward
                                      this goal in fiscal 1998. In fiscal
                                      1997, the RBOCs accounted for 96 percent of Teltrend's sales. In fiscal 1998, this number was reduced to 82 percent.
                                           Also in my letter to you last year,
                                      I talked about the impact on Teltrend
                                      of mergers among our large customers,
                                      particularly the RBOCs. These mergers
                                      and their impacts continue, but we
                                      believe we have adjusted our Teltrend
                                      strategies and resource allocations
                                      to address this new environment - and
                                      to prosper in it.
                                           Teltrend continues to place primary
                                      emphasis on technology. We have four
                                      top design facilities: two in St. Charles, Illinois (High Capacity Products and
                                      Channelized Products), one in Basingstoke,
                                      England (Circuit Switched Products),
                                      and one in Christchurch, New Zealand
                                      (Packet Switched Products). These
                                      design facilities are first rate and
                                      getting better. They are developing
                                      new proprietary, patentable products,
                                      and we are giving increased priority
                                      to obtaining and enforcing patents.
                                          I hope you will read the very short
                                      summaries on each of our four strategic
                                      market units, which follow. Perhaps they will help you share my belief that Teltrend is developing the technologies we need to meet the exciting challenge of a rapidly evolving world telephone network.

                                      Thanks for your interest and support.


                                      /s/ Howard L. Kirby, Jr.
                                      --------------------------
                                      Howard L. Kirby, Jr.
                                      President, Chief Executive Officer,
                                      and Chairman of the Board



Teltrend Fiscal 1998 At-A-Glance
--------------------------------------------------------------------------------
FEBRUARY 13, 1998         MARCH 3, 1998                 March 10, 1998
ADC Telecommunications    Teltrend announces board      Teltrend and Hekimian
selects Teltrend to       authorization to buy          Laboratories announce
supply next-generation    back up to $8 million         cooperative arrangement
T1 office repeaters for   in common stock               to provide comprehensive
its Soneplex(R) system.                                 and economical
Teltrend T1 line                                        end-to-end T1 solutions
components provide
Soneplex(R) "end-to-end"
T1 provisioning and
monitoring
--------------------------------------------------------------------------------

APRIL 25, 1998            JULY 25, 1998                 AUGUST 4, 1998
Third quarter ends with   Fiscal 1998 ends with fourth  Teltrend announces
sales of $25.3 million    quarter sales of $27.0        approval of its
and EPS of $0.27. Also,   million, up 46 percent from   NiQ(TM)800 router by the
Teltrend announces a      fourth quarter fiscal 1997.   Chinese DGT, making
new small digital loop    Teltrend ends fiscal 1998     Teltrend the first
carrier system (DLC)      with sales of $96.8 million   approved ISDN equipment
called TLC(TM)-48 and     and EPS of $0.96, exclusive   supplier in China
two new ways to           of $4.0 million write-off
provision DDS: the        of purchased in-process R&D
UniPort(TM)2-wire         in conjunction with
system and the            acquisition of Teltrend
FastPort(TM) 4-wire       Limited in the first quarter
extended-range system


NiQ(TM) is a trademark of Teltrend Inc.

                                                        (PICTURED LEFT TO RIGHT)



                                                   TELTREND INC. MANAGEMENT TEAM



LARRY SHEETS
Vice President and Chief Technical Officer


JACK PARKER
Senior Vice President and General Manager of High Capacity Communications Products


JAN LOLLINI
Assistant Vice President Human Resources


TED MAXEINER
Assistant Vice President of Finance and Controller


MIKE SAMOCKI
Assistant Vice President Quality Assurance


CRAIG ECKERT
Senior Vice President of Sales
and Business Development


MIKE GRZESKOWIAK
Vice President of Operations


GIL HOSIE
Vice President of RBOC Sales


DOUG HOFFMEYER
Senior Vice President of Finance

HIGH CAPACITY PRODUCTS
--------------------------------------------------------------------------------
                       ANSWERING THE DEMAND FOR BANDWIDTH



Teltrend's fiscal 1998 sales of High Capacity Products totaled $50.0 million, up 9 percent from $45.7 million in fiscal 1997. These sales reflect strong year-to-year increases in the sales of certain Teltrend T1 products, particularly those used for the termination and extension of fiber-optic lines. Increases in the sales of Teltrend's CellPak(TM) and HDSL products were also experienced. These sales increases were partially offset by declines in the sales of conventional T1 repeatered units.
      Teltrend believes that the 9 percent sales growth in this product area reflects the success of our strategy to migrate our High Capacity Products towards higher growth segments of its addressed market.
     The number of new T1 access lines installed each year continues to grow very rapidly. The market is becoming more sophisticated, shifting toward more intelligent equipment that can be remotely monitored and provisioned. One result of this shift is that Teltrend saw increased demand for the performance-monitoring version of its T1 network interface unit (the PM NIU) in fiscal 1998. This Teltrend PM NIU stores circuit-monitoring data for up to 12 days and thereby allows a telephone company to determine the source of a network problem either immediately, or up to 12 days after the fault has occurred. In a world where telephone companies are increasingly subject to financial penalties if their high-capacity lines fail to perform, this kind of capability can be invaluable.
     Teltrend's CellPak(TM) products are a line of self-contained weather-proof systems for extending high-capacity service to cellular and PCS antenna sites. CellPak(TM) sales showed good growth in fiscal 1998. CellPak(TM) systems are available for repeatered lines, HDSL, and fiber-optic links. The system shown at the right is the CellPak(TM) Model 524 equipped with four Teltrend T1 links. CellPak(TM) systems are available with Teltrend transmission units, as well as with HDSL, fiber-optic, and repeatered line equipment manufactured by others.
     In February, Teltrend received a contract from ADC Telecommunications to supply intelligent office repeaters for their widely deployed Soneplex(R) system. Deliveries to ADC are just starting at this writing. These Teltrend intelligent office repeaters allow ADC to provide its Soneplex(R) customers with state-of-the-art office repeaters, as well as remote access to Teltrend's PM NIU's and other Teltrend intelligent T1 line units installed throughout the U.S. public network.
     In March, Teltrend announced a cooperative arrangement with Hekimian Laboratories to provide state-of-the-art, intelligent, high capacity communications systems to world markets. These new systems are designed to be the latest and best solutions for T1 provisioning, maintenance, and performance monitoring. These systems, along with Teltrend's continued leadership in T1, and particularly its leadership in T1 Performance Monitoring, point to a solid year for High Capacity Products in fiscal 1999.

                                                     TELTREND
                                                     CELLPAK(TM) MODEL 524


                                                            [PHOTO]

                                   [DIAGRAM]



                                                     THE CELLPAK(TM) 524 SYSTEM
                                                     HAS A TWO-DOOR DESIGN
                                                     PROVIDING SEPARATE SECURE
                                                     ACCESS FOR THE TELEPHONE
                                                     COMPANY AND THE WIRELESS
                                                     OPERATOR, GREATLY REDUCING
                                                     COORDINATION PROBLEMS.

CHANNELIZED PRODUCTS
--------------------------------------------------------------------------------
                 ANSWERING THE DEMAND FOR VOICE AND DATA LINES





Teltrend's fiscal 1998 sales of Channelized Products were $34.0 million compared to $35.5 million in fiscal 1997. ISDN sales increased 32 percent to $7.3 million, compared to $5.5 million in fiscal 1997. DDS sales increased 11 percent to $12.6 million, compared to $11.4 million in fiscal 1997. These increases in ISDN and DDS sales were offset by declines in digital loop carrier and voice-frequency product sales.
     Teltrend has considerable design experience and expertise in the channelized products area, both in the design of individual channel units and small systems. Teltrend has, for some time, been a leading producer of data and voice channel units for various legacy Lucent channel banks and digital loop carrier systems. In September 1997 the Company announced that it had been selected to design and produce the special service channel units for the new NextLevel Communications digital loop carrier system. The Company has also recently introduced some exciting new channel units for the installed base of Lucent carrier systems.
     Perhaps most importantly, in April Teltrend announced four additional new channelized products. The first of these products was a new network interface unit for DDS service. DDS lines are dedicated digital lines, most of which operate at 64,000 bits per second. They are used where full-time digital communications is required, such as with lottery networks, automatic teller machine networks and reservation networks. These links are extremely crucial, and the telephone companies have been under increasing pressure to improve their quality. The Teltrend DDS NIU, which can be powered locally or via the telephone line, gives telephone companies a quick, easy way to test and verify the integrity of their DDS lines.
     The second new DDS product announced last April was UniPort(TM). Traditionally, DDS service is provided with four wires, i.e., two twisted-pair telephone lines. The Teltrend UniPort(TM) allows the telephone company to provide this service out to 18,000 feet using only two wires, i.e., one telephone line. We expect this to be attractive to our telephone company customers because in many locations they are running short of copper lines. Also UniPort(TM) uses standard ISDN channel units to deliver DDS service, so telephone companies can now use their ISDN channel units to provide either ISDN or DDS.
     The third new DDS product announced in April was FastPort(TM). FastPort(TM), like UniPort(TM), is an improved method to provision DDS. While UniPort(TM) is aimed at saving cable pairs for loops of less than 18,000 feet, FastPort(TM) is aimed at saving provisioning costs on longer loops. These longer loops often have inductors, called load coils, installed periodically along their length. Load coils improve voice quality in ordinary telephone service but prohibit conventional DDS service. That is, if DDS is to be provisioned over one of these "loaded" loops, technicians must be sent out to laboriously locate and remove all load coils on the line. This is very expensive. Teltrend's FastPort(TM) system avoids the necessity of this costly process by using a Teltrend proprietary modulation technique that allows DDS to be supplied over lines with load coils.
     The fourth new product in this business area is the TLC(TM)-48, a small digital loop carrier system. This system, shown in the photo at right, delivers up to 48 channels over one or two T1 lines. The system provides a small, economical, weather-proof, standards-compliant digital loop carrier solution. It helps telephone companies overcome the problem of a shortage of telephone lines in rural or other low-density areas. The TLC(TM)-48 system accepts all types of SLC(TM)-5 channel units. There is a large logistics base of these channel units in the telephone companies, and they are available from a number of suppliers, including Teltrend.
     Of all the new products described in this section, only one, the DDS NIU, contributed significant sales in fiscal 1998. But Teltrend believes that all of these new channelized products have the potential to significantly contribute to fiscal 1999 sales. At the time of this writing, initial deliveries of the new channel units for embedded Lucent systems are starting, as are deliveries of the new channel units for the NextLevel digital loop carrier system. The UniPort(TM) and TLC(TM)-48 are in field trial, and the FastPort(TM) is in final stages of development.

                                                     TELTREND TLC(TM)-48 DIGITAL
                                                     LOOP CARRIER SYSTEM

                                                             [PHOTO]

                                   [DIAGRAM]



                                                     THE TLC(TM)-48 IS A SMALL,
                                                     ECONOMICAL, STANDARDS-
                                                     COMPLIANT DIGITAL LOOP
                                                     CARRIER SYSTEM. IT PROVIDES
                                                     48 TELEPHONE LINES OVER
                                                     ONE OR TWO T1 LINKS.

CIRCUIT SWITCHED PRODUCTS
--------------------------------------------------------------------------------
                ANSWERING THE NEED TO JOIN THE WORLD'S NETWORKS



Circuit Switched Products was a new strategic market unit for Teltrend in fiscal 1998. Teltrend acquired these products on September 18, 1997, as part of its acquisition of Securicor 3net Limited, since renamed Teltrend Limited, from Securicor Communications Limited. This Teltrend Circuit Switched Products business is headquartered in Basingstoke (suburban London), England, and develops and manufactures network interfacing and conversion products. These products allow switch manufacturers to interface their various private branch exchanges (PBXs) and central office switches to the myriad of different public and private network protocols encountered throughout the world.
      Teltrend's circuit switched products come in both custom and standard configurations. Some customers demand custom mechanics that plug directly into their systems. Other customers use standard Teltrend product configurations, like the Teltrend IiQ 8000 and IiQ 5000 products. Whether in a custom or standard package, these Teltrend circuit switched products offer a broad range of conversion and grooming capabilities. For example, they can be configured to convert to and from a broad range of protocols, including: DASS UK public network protocol, SS7 Signaling System 7 protocol, DPNSS UK private network protocol, Q.931 public network protocol, DECT wireless handset protocol, USA T1 high-capacity protocol, and European E1 high-capacity protocol. Teltrend IiQ circuit-switched products are also capable of providing grooming and other value-added features.
      Teltrend circuit-switched products provide a means to join the myriad of switched service formats resident throughout the world with those capabilities resident in newer switch designs.
     The IiQ 5000 unit, shown at right, is a central office solution that provides protocol conversion and grooming. The IiQ 5000 is modular and can accommodate up to 32 primary rate ISDN inputs. The grooming function of the IiQ 8000 allows the telephone company to fully utilize ISDN primary rate inputs to its switch; that is, it allows each high-speed input to the switch to be packed with a full 30 basic rate ISDN channels.
      These circuit-switched IiQ products are designed by an expert design group located in Basingstoke, England, near the European headquarters of leading telecommunications switch manufacturers. This group has been working for ten years on provisioning and interworking network protocols and has pioneered several ISDN signaling conversion breakthroughs. Teltrend's circuit-switched equipment can be found in major networks all over the world.

                                                     TELTREND IIQ(TM) 5000
                                                     PROTOCOL CONVERSION UNIT


                                                             [PHOTO]

                                   [DIAGRAM]



                                                     THE IIQ(TM) 5000 PROVIDES
                                                     PROTOCOL CONVERSION
                                                     AND GROOMING FOR
                                                     CENTRAL OFFICE SWITCHES.

PACKET SWITCHED PRODUCTS
-------------------------------------------------------------------------------
                       PROVIDING A PATH TO THE NEW NETWORK





Packet Switched Products, like Circuit Switched Products, came to Teltrend with the September 1997 acquisition of UK-based Teltrend Limited (formerly Securicor 3net Limited). Total Teltrend sales of packet switched products in fiscal 1998 were $5.6 million. These sales were divided among Europe, New Zealand, Australia, and China.
     The present Teltrend packet-switched product line consists of a line of routers, which are supplied in standard and custom mechanics. Teltrend routers provide a broad feature set across three router series: a small 800 series, a medium-sized 1100 series, and a large 3100 series. All Teltrend routers provision the same way, which reduces the customer's training time and costs. All Teltrend routers offer efficient hardware-based encryption that allows the use of shared facilities, like the Internet, as a virtual private network (VPN). All Teltrend routers have a flexible management interface that allows them to be easily configured for custom applications.
      Teltrend was among the first to offer ISDN as a vehicle to provide connectivity between a local area network (LAN) and the outside world. The flexible data and voice capability of ISDN is taken to full advantage in Teltrend's NiQ 865 router, shown at right. This router, available at a very competitive price, has a local area network drop as well as a mini-PBX with four voice line drops. With a single ISDN line from the central office, this router provides a small office with full voice and data connectivity both within the office and to the outside world.
     We believe that the "Network of the Future" will be a packet-switched network, that is, a network where voice and data travel from sender to receiver as digital packages of information called "packets." Packets from one source will share transmission facilities with packets from numerous other sources. The Internet is such a network today. Sprint is the first major telecommunications carrier publicly to commit itself to the construction of a nationwide packet switched network for both voice and data. Other major carriers seem to agree that this is the wave of the future, and new carriers like Level 3 are weighing in as packet-switched players.
     One notable event for Teltrend with respect to its packet switched products occurred on August 4, 1998, when it was announced that Teltrend had become the first approved ISDN router supplier in China. Another notable event was the recent award to Teltrend of a contract to provide ISDN routers for the Educational Authority of Northern Ireland.
     Teltrend's packet-switched design team is based in New Zealand. The Teltrend engineering group in New Zealand got its start designing the National Data Network for the New Zealand Ministry of Agriculture. Based on the success of this network, this design group was able to develop advanced router technology and to promote its use successfully throughout the Asia-Pacific region and, more recently, in the United Kingdom and elsewhere in Europe.
     Teltrend sees packet-switched networks as the wave of the future, and we are dedicated to moving this packet-switched technology into our traditional products and markets.

                                                     TELTREND
                                                     NiQ(TM) 865 ROUTER


                                                           [PHOTO]

                                   [DIAGRAM]




                                                     THE TELTREND NIQ(TM) 865
                                                     PROVIDES A SMALL OFFICE
                                                     WITH FULL VOICE AND DATA
                                                     CONNECTIVITY, BOTH WITHIN
                                                     THE OFFICE AND TO THE
                                                     OUTSIDE WORLD.

TELTREND LIMITED

Along with operations in the U.S. Teltrend maintains operations in the United Kingdom, New Zealand, and China. These additional facilities are collectively referred to as Teltrend Limited.



TELTREND U.K.                                                   [PHOTO]

TONY MARTIN
EMEA Sales and Telco Products Director

PAUL
International Sales and Networks Products Director

MIKE BURGESS
Managing Director

NIGEL
Finance Director

--------------------------------------------------------------------------------


                                                                [PHOTO]


TELTREND N.Z.

KEITH MACFARLANE
EMEA Sales and Telco Products Director

GEOFF PECK
International Sales and Networks Products Director

--------------------------------------------------------------------------------



                                                                [PHOTO]

TELTREND CHINA

JASON WANG
Marketing Manager

YIHONG HU
General Manager

GANG LI
National Sales Manager

ROBIN DU
Customer Support Manager

--------------------------------------------------------------------------------

[TELTREND LOGO] Teltrend Inc. - 620 Stetson Avenue - St. Charles, Illinois 60174

18   Selected Historical Financial Data
19   Management's Discussion and Analysis of Financial Condition and Results
     of Operations
26   Report of Management/Report of Independent Auditors
27   Consolidated Balance Sheets
28   Consolidated Statements of Income
29   Consolidated Statements of Stockholders' Equity
30   Consolidated Statements of Cash Flows
31   Notes to Financial Statements


                                                                      FINANCIALS
--------------------------------------------------------------------------------

The following statement of operations data with respect to fiscal 1998, 1997 and 1996, and the following balance sheet data at July 25, 1998 and July 26, 1997, are derived from, and are qualified by reference to, the Company's financial statements as audited by Ernst & Young LLP, and should be read in conjunction with those financial statements and notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The following statement of operations data with respect to fiscal 1995 and 1994 and the following balance sheet data at July 27, 1996, July 29, 1995 and July 30, 1994 are derived from the Company's audited financial statements not included in this Annual Report. Unless the context otherwise requires, references to "Teltrend" or the "Company" herein refer to Teltrend Inc. and its wholly owned subsidiaries. The Company's fiscal year ends each year on the last Saturday of July. All references to fiscal years herein refer to fiscal years ending in the calendar year indicated (e.g., fiscal 1998 refers to the year ended July 25, 1998).

SELECTED HISTORICAL FINANCIAL DATA(1)


                                                                           FISCAL YEAR ENDED JULY(1)
                                                               (Dollars in thousands, except per share data)
                                                   --------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA                           1998(2)           1997             1996             1995       1994
-----------------------------------------------------------------------------------------------------------------------------
     Net sales..................................      $96,762          $81,243          $85,913          $62,052     $49,454
     Cost of sales..............................       52,125           45,296           46,644           35,991      31,130
                                                   --------------------------------------------------------------------------
     Gross profit...............................       44,637           35,947           39,269           26,061      18,324
                                                   --------------------------------------------------------------------------
     Operating expenses:
        Sales and marketing.....................       13,166            7,333            7,309            5,908       4,914
        Research and development................       14,307            9,686            7,944            5,337       4,862
        Purchased in-process research
        and development.........................        3,995                -                -                -           -
        General and administrative..............        7,253            4,495            4,164            3,425       2,539
                                                   --------------------------------------------------------------------------
        Total operating expenses................       38,721           21,514           19,417           14,670      12,315
                                                   --------------------------------------------------------------------------
     Income from operations.....................        5,916           14,433           19,852           11,391       6,009
     Other income (expense):
        Interest................................        1,339            1,468              827           (8,484)(3)  (5,978)
        Other - net.............................         (737)             (31)             (62)            (204)         27
                                                   --------------------------------------------------------------------------
     Income before income tax provision
        (benefit) and extraordinary items.......        6,518           15,870           20,617            2,703          58
     Income tax provision (benefit).............        4,279            6,242            8,453           (2,038)(4)      50
                                                   --------------------------------------------------------------------------
     Income before extraordinary items..........        2,239            9,628           12,164            4,741           8
     Extraordinary items........................            -                -                -              411(5)        -
                                                   --------------------------------------------------------------------------
     Net income.................................      $ 2,239          $ 9,628          $12,164          $ 4,330     $     8
     Net income per common share -
        assuming dilution.......................      $  0.34          $  1.45          $  1.86
     Average common shares outstanding -
        assuming dilution.......................    6,502,692        6,654,488        6,552,339
     Pro forma earnings per share
        (unaudited)(6)..........................                                                         $  1.19     $  0.63
     Pro forma average common
        shares outstanding (unaudited)(6).......                                                       5,951,485   5,943,395

BALANCE SHEET DATA
-----------------------------------------------------------------------------------------------------------------------------
     Working capital............................      $38,358          $44,088          $35,901          $10,188     $ 3,292
     Total assets...............................       71,770           62,831           57,284           28,699      19,109
     Long-term debt, net of current portion.....            -                -                -                -    50,105(3)
     Stockholders' equity (deficit).............       53,304           52,435           42,645           15,417     (43,069)
                                                   --------------------------------------------------------------------------


(1) The Company's fiscal year normally consists of four 13 week quarters, with each of the first three quarters ending on the last Saturday of such quarter and the fourth quarter ending on the last Saturday in July.

(2) On September 18, 1997, the Company purchased the outstanding shares of Securicor 3net Limited (since renamed Teltrend Limited). The transaction was accounted for as a purchase and therefore the results of Teltrend Limited are included with the operations of the Company since the above date. As required by generally accepted accounting principles, the Company recorded a $4.0 million charge immediately after the acquisition to write off the portion of the purchase price allocated to in-process research and development.

(3) Substantially all of the Company's long-term indebtedness was repaid in full upon consummation of the Company's initial public offering (the "IPO") which occurred in fiscal 1995 in conjunction with a recapitalization of the Company (the "Recapitalization").

(4) In fiscal 1995, the Company eliminated its valuation allowance for net deferred tax assets of approximately $3.4 million.

(5) Reflects a prepayment penalty (the "Prepayment Penalty") of $500,000 associated with prepayment of the Company's former credit agreement in connection with the Recapitalization and the write-off of the unamortized loan financing costs of $162,500 related to a portion of the Company's long-term indebtedness which was repaid upon consummation of the IPO and the other components of the Recapitalization, net of an income tax benefit of $251,750 related to the Prepayment Penalty and write-off.

(6) Pro forma earnings per share and average number of shares for fiscal 1994 and fiscal 1995 give effect to the IPO and the other components of the Recapitalization, as if they occurred as of August 1, 1993.

TELETREND INC. 1998 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

The following "Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as other portions of this Annual Report, contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning, among other things, (i) the Company's prospects, developments and business strategies for its operations, including the development and sale of certain new and established products, (ii) the Company's expectations regarding product pricing and the impact of product pricing on gross profit margins, and (iii) the Company's expectations regarding the upcoming year 2000. These forward-looking statements are identified by their use of such terms and phrases as "believes", "anticipates", "planned", "will" and "expects", are subject to risks and uncertainties and represent the Company's present expectations or beliefs concerning future events. The Company cautions that the forward-looking statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements including, without limitation, (i) risks of general market conditions, including demand for the Company's products, product mix, competition and the Company's historical dependence on relatively few customers, (ii) risks related to the Company's historical dependence on relatively few product lines (such as the Company's T1 product line, which faces competition from suppliers of alternate methods of delivering repeatered T1 services), (iii) the extent to which the Company's principal customers continue to exert pricing pressures on the Company, (iv) risks inherent in the telecommunications industry, including rapidly changing technology, evolving industry standards, changes in customer requirements, frequent product introduction and changing government regulation, and (v) the timing and occurrence (or non-occurrence) of transactions and events which may be subject to circumstances beyond the Company's control. A reader of this Annual Report should understand that it is not possible to predict or identify all such risk factors. Consequently, the reader should not consider such a list to be a complete statement of all potential risks or uncertainties. The Company does not assume the obligation to update any forward-looking statements. Results actually achieved may differ materially from expected results included in these statements. See also "Factors That May Affect Future Results" in the Company's fiscal 1998 Annual Report on Form 10-K as filed with the Securities and Exchange Commission.

THE TELTREND LIMITED ACQUISITION
-------------------------------------------------------------------------------

On September 18, 1997 (the "Acquisition Date"), the Company acquired all of the outstanding shares of stock of Securicor 3net Limited of Basingstoke, England (with operations in the United Kingdom, New Zealand and China) and its U.S. affiliate Securicor 3net Inc. (together, "Teltrend Limited"). The acquisition of Teltrend Limited was accounted for as a purchase. Accordingly, the Company's results as described in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" include the results of Teltrend Limited since the Acquisition Date. As used herein, the term "Company" or "Teltrend" refers to Teltrend Inc. and its wholly owned subsidiaries, collectively, which includes Teltrend Limited (and its wholly-owned subsidiaries) from and after the Acquisition Date.

GENERAL
-------------------------------------------------------------------------------

Teltrend designs, manufactures and markets a broad range of transmission products, such as channel units, repeaters and termination units, used by telephone companies ("Telcos") to provide voice and data service over the telephone network. Historically, substantially all of Teltrend's products have been sold directly to the Regional Bell Operating Companies and their local affiliates (collectively, the "RBOCs") for use with the copper wireline in the local telephone subscriber loop (the "Local Loop"). The Company's strong reliance on the RBOCs continues, but the Company's purchase of Teltrend Limited has expanded the Company's markets and product lines. With the addition of Teltrend Limited, the Company is now a leading developer of Integrated Services Digital Network ("ISDN") products for communications equipment and service providers and also supplies local area network ("LAN") internetworking, ISDN remote access and secure virtual private networking solutions for business customers worldwide.

                                               TELETREND INC. 1998 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

     The Company's principal products are as follows: (i) high capacity communications products ("T1/HDSL"), which include T1 line and office repeaters and T1 network interface units, CELLPAKa units for cellular and wireless base station sites, and High Density Subscriber Line ("HDSL") systems, which help Telcos reduce the number of costly digital cross connect system ports required for frame relay services; (ii) Digital Loop Carrier and Voice Frequency products ("DLC/VF"), which includes a small DLC system, plug-in units for existing DLC systems and traditional voice frequency products; and (iii) ISDN/DDS products, which include ISDN and Digital Data System ("DDS") line repeaters, ISDN and DDS D4 channel units, an ISDN mini-bank, circuit switched products (network interfacing and conversion products) and packet switched products (a line of routers).

RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

The following table sets forth certain statements of operations data as a percentage of net sales for fiscal 1998, 1997 and 1996. The Company's fiscal year ends on the last Saturday of July each year and references herein to fiscal years are to the fiscal years ending in the calendar year indicated (e.g., fiscal 1998 refers to the fiscal year ended July 25, 1998). The Company's fiscal year typically consists of 52 weeks (four 13 week quarters). Each of fiscal 1998, 1997 and 1996 consisted of 52 weeks. Fiscal 1999 will consist of 53 weeks, with the first quarter of fiscal 1999 consisting of 14 weeks rather than 13 weeks.


                                                     FISCAL YEAR ENDED JULY
                                                  ----------------------------
                                                    1998      1997      1996
                                                  ----------------------------
 Net sales.......................................   100.0%    100.0%    100.0%
 Cost of sales...................................    53.9      55.7      54.3
                                                  ----------------------------
 Gross profits...................................    46.1      44.3      45.7
                                                  ----------------------------
 Operating expenses:
   Sales and marketing...........................    13.6       9.0       8.5
   Research and development......................    14.8      11.9       9.3
   Purchased in-process research
    and development..............................     4.1         -         -
   General and administrative....................     7.5       5.5       4.8
                                                  ----------------------------
   Total operating expenses......................    40.0      26.4      22.6
                                                  ----------------------------
 Income from operations..........................     6.1      17.9      23.1
 Other income....................................     0.6       1.7       0.9
                                                  ----------------------------
 Income before income taxes......................     6.7      19.6      24.0
 Income tax provision............................     4.4       7.7       9.8
                                                  ----------------------------
 Net income......................................     2.3%     11.9%     14.2%
                                                  ============================

TELETREND INC. 1998 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


FISCAL 1998 COMPARED TO FISCAL 1997
--------------------------------------------------------------------------------

NET SALES. Net sales in fiscal 1998 increased 19.1%, or approximately $15.5 million, to approximately $96.8 million, from approximately $81.2 million in fiscal 1997. The increase in net sales was primarily due to an increase in unit volume sales of the Company's ISDN/DDS and T1/HDSL products of approximately $15.8 million and $4.2 million, respectively. The increase was partially offset by a decrease of approximately $4.5 million in unit volume sales of DLC/VF products.

     The decrease in unit volume sales of DLC/VF products was the result of generally declining sales of VF products throughout the market and a decrease in sales of DLC products to one large customer. The decline in sales of VF products was a continuation of a downward trend in VF sales resulting from a decline in the demand for analog services as demand for digital transmission services grows. The Company believes demand for digital transmission services will continue to grow as the cost of providing these services continues to decrease. Sales of VF products accounted for 11.0%, 15.2% and 21.0% of the Company's total net sales for fiscal 1998, 1997 and 1996, respectively. Sales of DLC products are expected to rebound somewhat in fiscal 1999.

     The increase in unit volume sales of ISDN/DDS products was due primarily to the acquisition of Teltrend Limited and, to a lesser extent, due to an increase in unit volume sales of Teltrend's other ISDN/DDS products.

     The increase in sales of the Company's T1/HDSL products was caused by an increase in unit volume sales of the Company's intelligent T1 repeater, HDSL and CellPak(TM) products, partially offset by an decrease in T1 CPE unit volume sales. Unit volume sales of the Company's T1 intelligent repeater products increased largely on the sales strength of the intelligent high density repeaters ("IHRs"), which are deployed in conjunction with fiber optic installations. Both HDSL and CellPak(TM) unit volume sales increased as a result of qualifying these products for use at more customers during fiscal 1998. Sales of the Company's T1 CPE products decreased primarily due to loss of market share. Sales of T1 products accounted for 48.7%, 55.2% and 53.9% of the Company's total net sales for fiscal 1998, 1997 and 1996, respectively.

     The Company has recently been experiencing increasing price pressure across its product lines and has offered price concessions to certain customers. The Company therefore believes that the average selling price of its products will suffer a greater decline in fiscal 1999 than in fiscal 1998. See " -- Fiscal 1998 Compared to Fiscal 1997 -- Gross Profit".

GROSS PROFIT. Gross profit in fiscal 1998 increased 24.2%, or approximately $8.7 million, to approximately $44.6 million from approximately $35.9 million in fiscal 1997. Gross profit margin in fiscal 1998 increased to 46.1% from 44.3% in fiscal 1997. The increase in gross profit and gross profit margin was primarily attributable to the inclusion of Teltrend Limited's operating results in the Company's overall operating results from the Acquisition Date through the end of fiscal 1998. Teltrend Limited products, on average, carry a higher gross profit margin than the Company's other products. To a lesser extent, the increase in gross profit and gross profit margin was also due to the Company's ability to spread fixed manufacturing and overhead costs over a larger revenue base.

     The Company has recently experienced increased pressure from customers to reduce product prices. While the Company does not expect this to have a material effect on gross profit margin for the first quarter in fiscal 1999, the Company believes that price concessions offered to certain customers, along with the likelihood of the need to grant further price concessions to customers during fiscal 1999, should result in a material reduction in fiscal 1999 in the Company's gross profit margin from the 46.1% level achieved in fiscal 1998.
See " -- Fiscal 1998 Compared to Fiscal 1997 -- Net Sales."

SALES AND MARKETING. Sales and marketing expenses in fiscal 1998 increased 79.5%, or approximately $5.8 million, to approximately $13.2 million from approximately $7.3 million in fiscal 1997, and, as a percentage of net sales, increased to 13.6% in fiscal 1998 from 9.0% in fiscal 1997. These increases were due primarily to the inclusion of Teltrend Limited's sales and marketing expenses since the Acquisition Date.

                                            TELETREND INC. 1998 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

RESEARCH AND DEVELOPMENT. Research and development expenses in fiscal 1998 increased 47.7%, or approximately $4.6 million, to approximately $14.3 million from approximately $9.7 million in fiscal 1997. In addition to this general increase in research and development expenses, the Company recorded a charge of $4.0 million immediately after the acquisition of Teltrend Limited to write off the portion of the purchase price allocated to in-process research and development. As a percentage of total net sales, research and development expenses increased to 14.8% in fiscal 1998 from 11.9% in fiscal 1997. These increases were due primarily to the inclusion of Teltrend Limited's research and development expenses since the Acquisition Date, increases in Teltrend's salaries for newly hired personnel and the outsourcing of certain testing services.

GENERAL AND ADMINISTRATIVE. General and administrative expenses in fiscal 1998 increased 64.1%, or approximately $2.8 million, to approximately $7.3 million from approximately $4.5 million in fiscal 1997. As a percentage of total net sales, general and administrative expenses increased to 7.5% in fiscal 1998 from 5.5% in fiscal 1997. These increases were primarily attributable to general and administrative expenses incurred by Teltrend Limited, and, to a lesser extent, to an increase in Teltrend's professional services expense. The Company expects that a replacement patent license entered into by the Company in the fourth quarter of fiscal 1998 (which applies various royalty rates to various of the Company's products) will cause an incremental increase in the Company's general and administrative expenses during fiscal 1999 of approximately $400,000.

OTHER INCOME. Other income in fiscal 1998 was approximately $0.6 million compared to approximately $1.4 million in fiscal 1997. The interest income component of other income (primarily derived from interest earned on cash equivalents and marketable securities) declined slightly due to the cash expended for the purchase of Teltrend Limited. In addition, the Company suffered currency translation losses during fiscal 1998 (reflected in the "Other - net" component of "Other income") of approximately $0.7 million on market risk sensitive instruments related to Teltrend Limited. While the Company believes that it has taken steps to substantially reduce the likelihood that its results of operations will continue to be impacted by currency exchange rate fluctuations, there can be no assurance that currency exchange rate fluctuations will not have an adverse effect on the Company's results of operations during fiscal 1999. See "Quantitative and Qualitative Disclosures About Market Risk."

INCOME TAXES. A provision for income taxes of approximately $4.3 million was recorded in fiscal 1998 compared to approximately $6.2 million in fiscal 1997. This decrease in income tax provision is principally a function of the change in the level of the Company's net income before taxes in fiscal 1998 compared to fiscal 1997. The fiscal 1998 provision reflects the foreign losses which are not currently deductible for tax purposes.

FISCAL 1997 COMPARED TO FISCAL 1996
--------------------------------------------------------------------------------

NET SALES. Net sales in fiscal 1997 decreased 5.4%, or approximately $4.7 million, to approximately $81.2 million, from approximately $85.9 million in fiscal 1996. The decrease in net sales was primarily due to a decrease in unit volume sales of the Company's VF/DLC, T1/Wireless and ISDN/DDS products of approximately $3.7 million, $1.0 million and $0.2 million, respectively. The decrease was partially offset by an increase of approximately $0.1 million in unit volume sales of HDSL products.

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

     The decrease in the sales of the Company's TI/Wireless products was caused largely by a decrease in the intelligent T1 repeater unit volume sales. However, the losses were offset by an increase in T1 CPE and CellPak(TM) unit volume sales. Sales of the Company's T1 intelligent line repeaters were negatively affected by the increased installation of HDSL equipment at certain RBOCs. However, another intelligent T1 repeater product, the IHR, increased in unit volume sales primarily due to the deployment of this product in conjunction with fiber optic installations. Sales of the Company's T1 CPE products, consisting of Network Interface Units ("NIUs") and associated mountings, increased due primarily to a sales agreement signed in late fiscal 1996 and the approval by certain RBOCs of new product iterations.

TELETREND INC. 1998 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

     The small decrease in ISDN/DDS sales resulted primarily from a decrease in the price paid by certain RBOCs for ISDN/DDS products offset by an increase in the number of RBOCs that have qualified these products since fiscal 1996.

GROSS PROFIT. Gross profit in fiscal 1997 decreased 8.5%, or approximately $3.3 million, to approximately $35.9 million from approximately $39.3 million in fiscal 1996. Gross profit margin in fiscal 1997 decreased to 44.3% from 45.7% in fiscal 1996. The decrease in gross profit and gross profit margin was primarily attributable to decreased sales volume and the resulting smaller revenue base over which the Company could spread its fixed manufacturing costs. Other causes included increased pressure to reduce the Company's prices, especially for ISDN products, and the Company's sale of several relatively new products with lower gross profit margins.

SALES AND MARKETING. Sales and marketing expenses in fiscal 1997 and fiscal 1996 were approximately $7.3 million. As a percentage of net sales, sales and marketing expenses increased to 9.0% in fiscal 1997 from 8.5% in fiscal 1996 due to the lower sales in fiscal 1997.

RESEARCH AND DEVELOPMENT. Research and development expenses in fiscal 1997 increased 21.9%, or approximately $1.7 million, to approximately $9.7 million from approximately $7.9 million in fiscal 1996. As a percentage of total net sales, research and development expenses increased to 11.9% in fiscal 1997 from 9.3% in fiscal 1996. The increase in dollar amount was due primarily to increases in personnel associated expenses, such as recruiting and salaries for newly hired personnel, related support equipment and the outsourcing of certain development costs.

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

OTHER INCOME. Other income in fiscal 1997 was approximately $1.4 million compared to approximately $0.8 million in fiscal 1996. The increase was due to interest earned on cash equivalents and marketable securities purchased with the proceeds from the Company's sale in the second quarter of fiscal 1996 in a registered public offering of 575,000 shares of its Common Stock and cash flow from operations. See Note 1 of Notes to Financial Statements.

INCOME TAXES. A provision for income taxes of approximately $6.2 million was recorded in fiscal 1997 compared to approximately $8.5 million in fiscal 1996. This decrease in income tax provision is principally a function of the change in the level of the Company's net income before taxes in fiscal 1997 compared to fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

At July 25, 1998, the Company had no long-term indebtedness and had working capital of approximately $38.4 million, which included cash and cash equivalents of approximately $23.0 million and marketable securities of approximately $2.0 million. The decrease in working capital from approximately $44.1 million at the end of fiscal 1997 was due primarily to the acquisition of Teltrend Limited. The total acquisition cost of Teltrend Limited was approximately $14.5 million and was funded with the Company's cash on hand.

     Cash used for capital expenditures was approximately $4.0 million in fiscal 1998 compared to approximately $4.2 million in fiscal 1997. Most of the capital expenditures in fiscal 1998 were for the purchase of manufacturing test equipment and engineering equipment, and for the purchase of a research and development facility in St. Charles, Illinois.

     As of July 25, 1998, the Company had net trade accounts receivable of approximately $12.9 million, compared to approximately $7.8 million as of the end of fiscal 1997. This increase was due to the increase in sales and the inclusion of Teltrend Limited's accounts receivable in the Company's total. For fiscal 1998, inventories decreased by approximately $0.3 million, from approximately $11.0 million at the end of fiscal 1997 to approximately $10.7 million at the end of fiscal 1998. The decrease in inventory was the net result of a successful effort to reduce inventory levels and the addition of inventory related to the Company's purchase of Teltrend Limited.

                                            TELETREND INC. 1998 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

     The Company maintains a credit facility (the "Bank Facility"), which provides up to $15.0 million on an unsecured basis for working capital financing. There are no amounts presently outstanding under the Bank Facility. Borrowings under the Bank Facility will mature on July 31, 2001 and bear interest at a floating rate based on LIBOR or the prime rate offered by the lender from time to time. The terms of the Bank Facility prohibit the Company from declaring and paying dividends in any fiscal year which exceed, in the aggregate, 50% of the Company's net income for the immediately preceding fiscal year.

     On March 3, 1998, the Company's Board of Directors authorized the purchase of up to a maximum of $8.0 million worth of the Company's Common Stock. Purchases may be made form time to time in the open market, subject to the requirements of applicable laws, and if made will be financed with existing cash and cash equivalents, marketable securities and cash from operations. As of July 25, 1998, the Company had purchased 101,000 shares of Common Stock at a cost of approximately $1.7 million. As of September 25, 1998, the Company had purchased an additional 432,000 shares of Common Stock at a cost of approximately $6.2 million.

     The Company expects that existing cash and cash equivalents, marketable securities, and cash from operations, plus available borrowings under the Bank Facility, will be adequate to fund the Company's working capital needs for the foreseeable future.

YEAR 2000 ISSUES
--------------------------------------------------------------------------------

Many currently installed computer systems, software and date-sensitive equipment at companies around the world are coded to record years in a two-digit format. Without modification, these systems and software will be unable to appropriately interpret or recognize dates beyond the calendar year 1999 (the "Year 2000 issue"). The Year 2000 issue could result in system failures or miscalculations causing disruptions in business operations worldwide (including, without limitation, disruptions in order processing, invoicing, manufacturing and similar functions).

     The Company has reviewed its current product offerings and has determined that all such products which are date sensitive are Year 2000 compliant.

     The Company's ongoing project to address internal Year 2000 issues consists essentially of three phases: assessment of the Company's systems and equipment in order to determine which need to be updated or replaced and analysis of how to accomplish this; remediation or replacement of the Company's non-compliant systems and equipment; and validation testing. The Company's assessment of its internal systems and equipment has included its information technology ("IT") systems, as well as its non-IT systems and equipment (e.g., its facilities, manufacturing and test equipment containing microprocessors or other similar circuitry, etc.).

     The Company has substantially completed the assessment and analysis of its internal IT systems to determine the potential costs and scope of any Year 2000 issues. Based on this review, the Company has determined that certain of its IT systems need to be upgraded or replaced to address Year 2000 issues. With respect to the Company's U.S. operations, the Company believes that all necessary upgrades of its IT systems have been completed or will be completed by December 31, 1998. Such upgrades are generally covered by service contracts previously entered into by the Company in the ordinary course of business and thus have been or are expected to be accomplished without material cost to the Company. The Company also believes that a portion of Teltrend Limited's IT systems will need to be upgraded or replaced to address Year 2000 issues (including Teltrend Limited's financial accounting system and general office software). It is presently anticipated that these replacements and upgrades will be completed by June 30, 1999 at a total estimated cost of $250,000 (of which approximately $35,000 has already been incurred). Validation testing is being conducted as systems are upgraded and replaced.

     The Company has completed the majority of the assessment and analysis of its internal non-IT systems and equipment to determine the potential costs and scope of any Year 2000 issues. Based on this assessment and analysis to date, the Company is not aware of any Year 2000 issues which are expected to have a material adverse effect on the Company's non-IT systems and equipment. Because, however, the Company is still in the process of analyzing whether any Year 2000 issues exist with respect to certain key manufacturing and test equipment, there can be no assurance that the Company will not experience a material adverse effect due to Year 2000 issues affecting this equipment. The Company anticipates completing its assessment and analysis of this equipment by December 31, 1998. Remediation and validation testing will be planned and scheduled as necessary based on the outcome of this review.

TELETREND INC. 1998 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

     In addition, the Company is in the process of making inquiries of third parties with whom it has material business relationships (such as customers, suppliers and financial institutions) to determine if they have any Year 2000 issues that will materially and adversely impact the Company. In the course of these inquiries, which to date have focused on the Company's key U.S. customers and suppliers, the Company has not been made aware of any material Year 2000 issues which would adversely affect the Company. The Company expects to complete a survey of all such third parties by December 31, 1998.

     Based upon the Company's review of its internal systems and equipment and the current status of the Company's survey of third parties with whom it has material business relationships, the Company has not identified any material risks related to or, except as set forth above, costs to address Year 2000 issues. There can be no assurance, however, that Year 2000 issues will not have a material adverse effect on the Company if the Company and/or those with whom it conducts business are unsuccessful in identifying or implementing timely solutions to any Year 2000 problems.

     The Company intends to continue the review, remediation and testing of its Year 2000 status and, to the extent necessary, it will develop Year 2000 contingency plans for critical business processes.

NEW ACCOUNTING RULES
--------------------------------------------------------------------------------

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Comprehensive Income" (SFAS No. 130). SFAS No. 130 becomes effective for all fiscal years that begin after December 15, 1997. The new standard requires reclassifications of earlier financial statements for comparative purposes. SFAS No. 130 requires that amounts of certain items, including foreign currency translation adjustments and unrealized gains and losses on certain securities, be included in comprehensive income in the financial statements. SFAS No. 130 does not require a specific format for the financial statement in which comprehensive income is reported, but does require that an amount representing total comprehensive income be reported in that statement. Management has not yet determined what effects, if any, SFAS No. 130 will have on the Company's consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company, through its foreign subsidiaries, manufactures and sells its products in a number of countries. As a result, the Company is from time to time exposed to market risk relating to the impact of movements in foreign currency exchange rates on certain instruments. The principal foreign currency exposures involve intercompany receivable and debt balances regarding the United Kingdom, New Zealand and China. At July 25, 1998, the net fair value liability of financial instruments with exposure to foreign currency risk was approximately $3.0 million. The potential reduction in the Company's pre-tax net income from a hypothetical 10% adverse change in quoted foreign exchange rates against the currencies in which these instruments are denominated would have been $300,000 at July 25, 1998. Since July 25, 1998, the Company has taken steps to eliminate approximately $1 million of the net fair value liability of financial instruments with exposure to foreign currency risk.

     In addition, a general 10% strengthening of the U.S. dollar relative to each of the currencies in which the Company's foreign subsidiaries reports during fiscal 1998 (beyond any such strengthening actually experienced) would have resulted in a decrease in gross profit of approximately $450,000, but an increase in net income of approximately $200,000, for fiscal 1998. In the future, if the Company's foreign subsidiaries are profitable, a strengthening of the U.S. dollar relative to the foreign currencies in which these subsidiaries report could result in a decrease in both gross profit and net income.

                                                TELTREND INC. 1998 ANNUAL REPORT

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

     The Company maintains accounting systems and internal controls designed to provide assurance that assets are properly accounted for, and that the financial records are reliable for preparing financial statements. The systems are augmented by qualified personnel and are reviewed on a periodic basis.

     Our independent auditors, Ernst & Young LLP, conduct annual audits of our financial statements in accordance with generally accepted auditing standards, which include the review of internal controls for the purpose of establishing audit scope, and issue an opinion on the fairness of such financial statements.

     The Company has an audit committee, composed solely of outside directors, that meets periodically with management and the independent auditors to review the manner in which they are discharging their responsibilities and to discuss auditing, internal accounting controls, and financial reporting matters. The independent auditors periodically meet alone with the Audit Committee and have free access to the Audit Committee at any time.

/s/ HOWARD L. KIRBY, JR.                          /s/ DOUGLAS P. HOFFMEYER
Howard L. Kirby, Jr.                              Douglas P. Hoffmeyer
President, Chief Executive Officer,               Sr. Vice President, Finance
and Chairman of the Board


REPORT OF INDEPENDENT AUDITORS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF TELTREND INC.,

We have audited the accompanying consolidated balance sheets of Teltrend Inc. as of July 25, 1998 and July 26, 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended July 25, 1998, July 26, 1997, and July 27, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teltrend Inc. as of July 25, 1998, and July 26, 1997, and the results of its operations and its cash flows for each of the years ended July 25, 1998, July 26, 1997, and July 27, 1996, in conformity with generally accepted accounting principles.


ERNST & YOUNG LLP


/s/ ERNST & YOUNG LLP


Chicago, Illinois
August 28, 1998

TELTREND INC. 1998 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS  (Dollars in thousands, except per share data)

                                                                               ----------------------
                                                                               July 25,      July 26,
ASSETS                                                                           1998          1997
-----------------------------------------------------------------------------------------------------
      Current assets:
         Cash and cash equivalents.........................................    $22,994        $11,837
         Marketable securities.............................................      1,951         20,930
         Trade accounts receivable, net of allowance for
          doubtful accounts of $287 and $100...............................     12,899          7,834
         Inventories.......................................................     10,656         11,048
         Deferred income taxes.............................................      1,474          1,871
         Prepaid expenses and other current assets.........................      4,367            964
                                                                               ----------------------
                                                                                54,341         54,484
      Land and buildings...................................................      3,422          1,949
      Machinery and equipment..............................................     18,076         14,528
      Leasehold improvements...............................................      1,310            935
      Accumulated depreciation.............................................    (12,080)        (9,372)
                                                                               ----------------------
                                                                                10,728          8,040
      Deferred income taxes................................................      1,705            134
      Intangible assets, less accumulated amortization of $380.............      4,830              -
      Other assets, less accumulated amortization of $138 and $124.........        166            173
                                                                               ----------------------
                                                                               $71,770        $62,831
                                                                               ======================

LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------
      Current liabilities:
         Accounts payable..................................................    $ 6,194        $ 3,443
         Accrued expenses..................................................      9,099          6,904
         Income taxes payable..............................................        690             49
                                                                               ----------------------
                                                                                15,983         10,396
      Deferred income taxes................................................      2,483              -

      Commitments and contingencies........................................          -              -

      Stockholders' equity:
      Common stock, $0.01 par value, 15,000,000 shares
         authorized and 6,462,046 and 6,436,321 issued and
         6,361,046 and 6,436,321 outstanding, respectively.................         64             64
      Additional paid-in capital...........................................     99,520         99,328
      Treasury stock.......................................................     (1,733)             -
      Accumulated deficit..................................................    (44,718)       (46,957)
      Foreign currency translation adjustment..............................        171             -
                                                                               ----------------------
                                                                                53,304         52,435
                                                                               ----------------------
                                                                               $71,770        $62,831
                                                                               ======================

The accompanying notes are an integral part of these consolidated financial statements.

                                                TELTREND INC. 1998 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF INCOME (Amounts in thousands, except per share data)

                                                                              YEAR ENDED
                                                            ---------------------------------------------
                                                            July 25, 1998    July 26, 1997  July 27, 1996
                                                            ---------------------------------------------
Net sales................................................        $   96,762        $81,243        $85,913
Cost of sales............................................            52,125         45,296         46,644
                                                            ---------------------------------------------
Gross profit.............................................            44,637         35,947         39,269
Operating expenses:
  Sales and marketing....................................            13,166          7,333          7,309
  Research and development...............................            14,307          9,686          7,944
  Purchased in-process research and development..........             3,995              -              -
  General and administrative.............................             7,253          4,495          4,164
                                                            ---------------------------------------------
                                                                     38,721         21,514         19,417
                                                            ---------------------------------------------
Income from operations...................................             5,916         14,433         19,852
Other income (expense):
  Interest income........................................             1,339          1,468            827
  Other - net............................................              (737)           (31)           (62)
                                                            ---------------------------------------------
                                                                        602          1,437            765
                                                            ---------------------------------------------
Income before income tax provision.......................             6,518         15,870         20,617
Provision for income taxes...............................             4,279          6,242          8,453
                                                            ---------------------------------------------
Net income...............................................        $    2,239        $ 9,628        $12,164
                                                            =============================================
Net income per share of common stock.....................        $     0.35        $  1.50        $  1.94
                                                            =============================================
Average common shares outstanding........................             6,434          6,430          6,261
                                                            =============================================
Net income per share of common stock -
  assuming dilution......................................        $     0.34        $  1.45          $1.86
                                                            =============================================
Average common shares outstanding -
  assuming dilution......................................             6,503          6,654          6,552
                                                            =============================================

The accompanying notes are an integral part of these consolidated financial statements.

TELTREND INC. 1998 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Dollars in thousands, except per share data)

                                     ---------------------------------------------------------------------------
                                     COMMON   ADDITIONAL       TREASURY  ACCUMULATED  CUMULATIVE       TOTAL
                                     STOCK     PAID-IN          STOCK      DEFICIT    TRANSLATION  STOCKHOLDERS'
                                    PAR $.01   CAPITAL                                ADJUSTMENT      EQUITY
                                     ---------------------------------------------------------------------------
Balance, July 29, 1995.............      $58     $84,108    $         -    ($68,749)         $  -        $15,417
  Public offering..................        6      14,750              -            -            -         14,756
  Options exercised................        -           4              -            -            -              4
  Tax benefit from exercise of
    stock options..................        -         304              -            -            -            304
  Net income.......................        -           -              -       12,164            -         12,164
                                     ---------------------------------------------------------------------------
Balance, July 27, 1996.............       64      99,166              -      (56,585)           -         42,645
  Options exercised................        -          18              -            -            -             18
  Tax benefit from exercise of
    stock options..................        -         144              -            -            -            144
  Net income.......................        -           -              -        9,628            -          9,628
                                     ---------------------------------------------------------------------------
Balance, July 26, 1997.............       64      99,328              -      (46,957)           -         52,435
  Options exercised................        -          77              -            -            -             77
  Tax benefit from exercise of
    stock options..................        -         115              -            -            -            115
  Change in cumulative translation
    adjustment.....................        -           -              -            -          171            171
  Purchase of 101,000 shares.......        -           -         (1,733)           -            -         (1,733)
  Net income.......................        -           -              -        2,239            -          2,239
                                     ---------------------------------------------------------------------------
Balance, July 25, 1998.............      $64     $99,520   ($     1,733)    ($44,718)        $171        $53,304
                                     ---------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                                TELTREND INC. 1998 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS  (Dollars in thousands)

                                                                 YEAR ENDED
                                                 -------------------------------------------
OPERATING ACTIVITIES                             JULY 25, 1998  JULY 26, 1997  JULY 27, 1996
--------------------------------------------------------------------------------------------
Net income...........................................   $2,239         $9,628        $12,164
Adjustments to reconcile net income to net cash
        provided by operating activities:
   Purchased in-process research and
   Development.......................................    3,995              -              -
   Depreciation......................................    2,899          2,028          1,742
   Amortization......................................      394              -              -
   Loss (gain) on sale of equipment..................        6            (14)             7
   Deferred income taxes.............................    1,309            989              6
   Changes in certain assets and liabilities:
        Accounts receivable..........................   (2,926)         4,107         (3,841)
        Inventories..................................    2,589          1,301         (4,420)
        Prepaid expenses and other current assets....     (610)           170           (437)
        Accounts payable.............................    1,115         (2,574)           603
        Income taxes payable.........................      641             49           (721)
        Accrued expenses.............................      325         (1,718)         1,712
        Other assets and liabilities.................       54              -              -
                                                        ====================================
Net cash provided by operating activities............   12,030         13,966          6,815


FINANCING ACTIVITIES
--------------------------------------------------------------------------------------------
Exercise of common stock options
  (including tax benefit)............................      192            162            308
Proceeds from public stock offering..................        -              -         14,756
Payment of long-term debt............................        -              -           (238)
Purchase of treasury stock...........................   (1,733)              -             -
                                                        ====================================
Net cash provided by (used for) financing
 activities..........................................   (1,541)            162        14,826


INVESTING ACTIVITIES
--------------------------------------------------------------------------------------------
Capital expenditures.................................   (4,049)        (4,192)        (3,204)
Acquisition of business, net of cash acquired........  (14,394)             -              -
Purchase of marketable securities....................   (1,951)       (40,745)             -
Proceeds from sale of marketable securities..........   20,930         19,815              -
Proceeds from sale of equipment......................      143             32             19
Other investing activities...........................       (7)           (90)            17
                                                        ====================================
Net cash provided (used for) investing activities....      672        (25,180)        (3,168)
Effect of exchange rate changes on cash..............       (4)             -              -
                                                        ====================================
Net increase (decrease) in cash and
   cash equivalents..................................   11,157        (11,052)        18,473
Cash and cash equivalents, beginning of period.......   11,837         22,889          4,416
                                                        ====================================
Cash and cash equivalents, end of period.............  $22,994        $11,837        $22,889
                                                        ====================================

The accompanying notes are an integral part of these consolidated financial statements.

TELETREND INC. 1998 ANNUAL REPORT

NOTES TO FINANCIAL STATEMENTS


1  BASIS OF PRESENTATION
--------------------------------------------------------------------------------
     PUBLIC OFFERING
     During the second quarter of fiscal 1996, the Company sold 575,000 shares of its Common Stock pursuant to a registered public offering ("Public Offering") of shares of Common Stock. The net proceeds of the Public Offering received by the Company totaled approximately $14.7 million (after deducting underwriting discounts, commissions and expenses).

     ACQUISITION OF TELTREND LIMITED
     On September 18, 1997 (the "Acquisition Date"), Teltrend purchased the outstanding shares of Securicor 3net Limited of Basingstoke, England (with operations in the United Kingdom, New Zealand and China) and its U.S. affiliate Securicor 3net Inc. (together "Teltrend Limited") for total acquisition costs of approximately $14.5 million. Teltrend Limited is a telecommunication equipment and software company having annualized revenues in excess of $15 million. The transaction was accounted for as a purchase and therefore the results of Teltrend Limited since the Acquisition Date are included with the results of Teltrend. The purchase price was allocated to identifiable tangible and intangible assets, including purchased in-process research and development, on the basis of fair values as determined by an independent appraisal. The value of purchased in-process research and development was determined by estimating the projected net cash flows relating to products under development and discounting such cash flows to their net present values. All references in these notes to "Teltrend" or the "Company" refer to Teltrend Inc. and its wholly owned subsidiaries, collectively, which includes Teltrend Limited (and its wholly-owned subsidiaries) from and after the Acquisition Date.

          The following table summarizes, on an unaudited pro forma basis, the combined results of operations as if the above described acquisition had taken place on July 28, 1996. Purchased in-process research and development assets of approximately $4 million were written off in the fiscal 1998 Consolidated Statement of Income, and this is reflected in the fiscal 1997 pro forma results presented below.

     PRO FORMA INFORMATION (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   FOR THE YEAR ENDED
                                                              ----------------------------
                                                              JULY 25, 1998  JULY 26, 1997
                                                              ----------------------------
     Net sales...............................................     $97,975       $ 99,444
     Net income (loss).......................................     $ 1,797       $ (1,593)
     Net income (loss) per share - assuming dilution.........     $  0.28       $  (0.24)
                                                              ----------------------------

2 DESCRIPTION OF BUSINESS
--------------------------------------------------------------------------------
     The Company designs, manufactures and markets a broad range of products, such as channel units, repeaters and termination units, that are used by telephone companies to provide voice and data services over the existing telephone network, primarily in the Local Loop, as well as a wide range of remote local area network internetworking, ISDN remote access and virtual private networking products. The Company's fiscal year-end is the last Saturday in July.


3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
     PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts and transactions of the Company and its wholly-owned subsidiaries. Intercompany amounts and transactions have been eliminated in consolidation. Exchange rate fluctuations from translating the financial statements of subsidiaries located outside the United States into U.S. dollars are recorded in a separate component of stockholders' equity. All other foreign exchange gains and losses (approximately a $0.7 million loss in fiscal 1998) are included on the income statement under the caption "Other-net."

     CASH AND CASH EQUIVALENTS
     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                                             TELTREND INC. 1998 ANNUAL REPORT

--------------------------------------------------------------------------------
     MARKETABLE SECURITIES
     The Company invests in debt instruments with a maturity of greater than three months and less than or equal to one year. Such securities are classified as held-to-maturity, as the Company has the intent and the ability to hold these securities until maturity. These securities are carried at amortized cost, which approximates fair value.

     INVENTORIES
     Inventories are stated at the lower of cost, as determined by the first in, first out method, or market value.

     REVENUE RECOGNITION
     The Company recognizes revenue upon shipment of goods and transfer of title to customers.

     INCOME TAXES
     The Company accounts for income taxes using the liability method as required by Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes".

     PROPERTY, PLANT, EQUIPMENT AND LEASEHOLD IMPROVEMENTS
     Land, buildings, equipment and leasehold improvements are recorded at cost. The Company uses the straight-line method of computing provisions for depreciation and amortization of property, equipment and leasehold improvements. Service lives for principal assets are 35 to 39 years for buildings and three to ten years for equipment and leasehold improvements.

     INTANGIBLE ASSETS
     At each balance sheet date, the Company evaluates for recognition of potential impairment its recorded intangible assets against its projected discounted cash flows. Intangible assets are principally being amortized over 15 years.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

     EARNINGS PER SHARE
     In January 1998, the Company adopted SFAS No. 128, "Earnings Per Share", requiring dual presentation of basic and diluted income per share ("EPS") on the face of the income statement. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities into common stock, such as stock options. EPS amounts for all periods have been presented, and where necessary, restated to conform to FASB Statement 128 requirements.

          The following table sets forth the computation of basic and diluted income per share (in thousands of dollars, except per share data).

                                                                   FOR THE YEAR ENDED
                                                    -------------------------------------------------
                                                    JULY 25, 1998       JULY 26, 1997   JULY 27, 1996
                                                    -------------------------------------------------
     Numerator:
     Net income....................................       $2,239              $9,628        $12,164
                                                    -------------------------------------------------
     Denominator:
     Weighted average shares outstanding...........    6,434,025           6,430,286      6,260,989
     Effect of dilutive stock options..............       68,667             224,202        291,350
                                                    -------------------------------------------------
     Weighted average shares outstanding -
     assuming dilution.............................    6,502,692           6,654,488      6,552,339
                                                    -------------------------------------------------
     Net income per share..........................       $ 0.35              $ 1.50        $  1.94
                                                    -------------------------------------------------
     Net income per share - assuming dilution......       $ 0.34              $ 1.45        $  1.86
                                                    -------------------------------------------------

TELTREND INC. 1998 ANNUAL REPORT

--------------------------------------------------------------------------------
     STOCK OPTIONS
     Stock options are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB #25"). Under APB #25, no compensation expense is recognized when the exercise price of the option equals the fair value of the underlying stock on the grant date.

     NEW PRONOUNCEMENTS
     In 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which the Company will be required to adopt in fiscal 1999. This statement requires the components of comprehensive income to be disclosed in the financial statements. The Company does not expect the adoption of the SFAS to have a material impact on the Company's financial position, results of operations or cash flow.

     RECLASSIFICATION
     Certain amounts in the fiscal 1997 and 1996 consolidated financial statements have been reclassified to conform to fiscal 1998 presentations.

4 RETIREMENT INVESTMENT PLAN
--------------------------------------------------------------------------------

     The Company has a defined-contribution plan covering full and part-time personnel in the United States, who have a minimum of one-half year of service and have attained the age of 21. Participants may contribute between 1% and 15% of their annual compensation. From January 1, 1994 until July 31, 1996, the Company contributed $0.40 for each $1.00 contributed to the plan by the participant up to a maximum of 5% of the participant's annual compensation. On August 1, 1996, the Company began contributing a discretionary amount on its employees' behalf based on a formula and the Company's financial results for the year. Since the amount of the contribution depends upon the Company's performance, the amount of contribution may vary from year to year. The Company also has a defined-contribution plan covering all permanent employees in the United Kingdom who have completed three months of service and are under the age of
     65. Participants contribute 4% of their annual compensation and the Company contribution is determined on a scale basis, which is dependent on the age of the participant. Company contributions to its defined-contribution plans were $620,000, $349,000 and $184,000 for the years ended July 25, 1998,
     July 26, 1997 and July 27, 1996, respectively.


5 INVENTORIES
--------------------------------------------------------------------------------
     Inventories at July 25, 1998 and July 26, 1997 were as follows:

                                                                       -----------------
     (Dollars in thousands)                                              1998     1997
                                                                       -----------------
     Raw materials................................................      $ 6,052  $ 6,238
     Work-in-process..............................................        1,795    1,651
     Finished goods...............................................        2,809    3,159
                                                                       -----------------
                                                                        $10,656  $11,048
                                                                       -----------------


6 ACCRUED EXPENSES
--------------------------------------------------------------------------------
     Accrued expenses at July 25, 1998 and July 26, 1997 consisted of:

                                                                      --------------------
     (Dollars in thousands)                                               1998     1997
                                                                      --------------------
     Salaries, wages, and bonuses.................................       $3,258   $2,432
     Warranty.....................................................        1,404    1,426
     Other........................................................        4,437    3,046
                                                                      --------------------
                                                                         $9,099   $6,904
                                                                      --------------------

                                                TELTREND INC. 1998 ANNUAL REPORT

7 CREDIT FACILITY
--------------------------------------------------------------------------------
     In 1995, the Company entered into a credit facility (the "Bank Facility") which provides, subject to certain restrictions, up to $15 million on an unsecured basis for working capital financing. As amended, the Bank Facility will expire on July 31, 2001 and, as of July 25, 1998, no amounts were outstanding. Under the Bank Facility agreement, dividends on the Company's Common Stock are restricted so as not to exceed 50% of the Company's net income for the immediately preceding fiscal year.


8 COMMON STOCK OPTIONS
--------------------------------------------------------------------------------
     The Company has a stock option plan (the "Plan") which provided for the grant of both incentive stock options and nonqualified stock options to purchase shares of the class of Class A Common Stock of the Company existing prior to the recapitalization of the Company in fiscal 1995 (the "Old Class A Stock"). Unless the applicable agreement expressly provided otherwise, each option granted under the Plan was exercisable as to 20% of the shares covered thereby immediately upon grant and as to an additional 20% of such shares on each of the next four anniversaries of the date of grant.

          In fiscal year 1994, the Board of Directors approved a resolution to decrease the exercise price of all options outstanding to the then-estimated value of $.1643 per share from $4.1077 per share. All options outstanding under the Plan to purchase Old Class A Stock were converted into options to purchase shares of Common Stock and the Company's Board of Directors amended the Plan to provide that no additional options could be granted thereunder in the future. As of July 25, 1998, there were 58,796 options outstanding under the Plan.

          During June 1995 the Company adopted the Teltrend Inc. 1995 Stock Option Plan (the "1995 Stock Option Plan") which provides for the grant of both incentive stock options in accordance with Section 422A of the Internal Revenue Code and nonqualified stock options. A maximum of 440,000 shares of Common Stock may be issued in the aggregate to key employees of the Company. The Compensation Committee of the Company's Board of Directors, which administers the 1995 Stock Option Plan, will determine when and to whom options will be granted. Unless the applicable agreement expressly provides otherwise, options shall become exercisable as to 25% of the shares covered thereby on the first anniversary of the date of grant and as to an additional 25% of such shares on each of the next three anniversaries of the date of grant. As of July 25, 1998, there were 324,400 options outstanding under the 1995 Stock Option Plan, all with an exercise price of $16 per share.

          During September 1996, the Company adopted the Teltrend Inc. 1996 Stock Option Plan (the "1996 Stock Option Plan") which provides for the grant of both incentive stock options in accordance with Section 422A of the Internal Revenue Code and nonqualified stock options. A maximum of 700,000 shares of Common Stock may be issued in the aggregate to key employees of the Company. The Compensation Committee of the Company's Board of Directors, which administers the 1996 Stock Option Plan, will determine when and to whom options will be granted. Unless the applicable agreement expressly provides otherwise, options shall become exercisable as to 25% of the shares covered thereby on the first anniversary of the date of grant and as to an additional 25% of such shares on each of the next three anniversaries of the date of grant. As of July 25, 1998, there were 474,600 options outstanding under the 1996 Stock Option Plan with a range of exercise prices of $13.25 to $21.13 per share.

          During October 1997, the Company adopted the Teltrend Inc. 1997 Non-Employee Director Stock Option Plan (the "1997 Director Option Plan"), which provides for the grant of nonqualified stock options. A maximum of 250,000 shares of Common Stock may be issued to non-employee directors of the Company. The 1997 Director Option Plan was approved by the stockholders at the Annual Meeting held on December 11, 1997.

          Each individual elected as a director of the Company at the December 11, 1997 Annual Meeting who qualified as a non-employee director was granted an option (an "Initial Option") to purchase up to 6,000 shares of Common Stock on the date of the Annual Meeting. Thereafter, each non-employee director who has not previously been granted an option under the 1997 Director Option Plan will receive an Initial Option to purchase up to 6,000 shares of Common Stock on the date of his or her initial election to the Board. Additionally, each

TELTREND INC. 1998 ANNUAL REPORT

-------------------------------------------------------------------------------
     continuing non-employee director will be granted an additional option (an "Annual Option") to purchase up to 1,500 shares of Common Stock on each anniversary of the date his or her Initial Option was granted. Initial Options will generally vest and become exercisable as to 25% of the shares of Common Stock subject thereto on the first anniversary of the date of grant and as to an additional 25% of such Common Stock subject thereto on each of the next three anniversaries of the date of grant. All Annual Options granted under the 1997 Director Option Plan will generally vest and become exercisable on the first anniversary of the date of grant thereof. As of July 25, 1998, 36,000 options were outstanding under the 1997 Director Option Plan, all at an excercise price of $17.63 per share.

          Transactions involving stock options granted under the Plan, the 1995 Stock Option Plan, the 1996 Stock Option Plan and the 1997 Director Option Plan are summarized as follows:

                                                              --------------------------------------
                                                              NUMBER OF OPTIONS      EXERCISE PRICE
                                                              --------------------------------------
         Outstanding, July 29, 1995.........................       450,548                    $11.76
         Granted............................................       129,000            28.75 to 47.00
         Exercised..........................................       (23,794)                      .16
         Canceled...........................................             -                         -
                                                              --------------------------------------
         Outstanding, July 27, 1996.........................       555,754                    $19.10
         Granted............................................       273,600            17.50 to 46.25
         Exercised..........................................       (13,725)             .16 to 16.00
         Canceled...........................................      (162,108)             .16 to 47.00
                                                              --------------------------------------
         Outstanding, July 26, 1997.........................       653,521                    $17.59
         Granted............................................       417,500           13.25 to 21.125
         Exercised..........................................       (25,725)             .16 to 16.00
         Canceled...........................................      (151,500)           16.00 to 20.00
                                                              --------------------------------------
         Outstanding, July 25, 1998.........................       893,796                    $15.89
                                                              --------------------------------------



          The weighted average remaining contractual life of the options outstanding is 8.1 years. Of the 893,796 stock options outstanding at July 25, 1998, 329,643 are currently exercisable with a weighted average exercise price of $14.04.

          Pro forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 1998, fiscal 1997 and fiscal 1996: risk-free interest rate of 6.0 percent; dividend yields of 0.0 percent; volatility factors of the expected market price of the Company's Common stock of 0.34, 0.25 and 0.25, respectively; and a weighted-average expected life of the option of 6 years.

          The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

                                                TELTREND INC. 1998 ANNUAL REPORT

--------------------------------------------------------------------------------
          The weighted-average fair value of options was $5.06 for options granted in fiscal 1998, $7.04 for options granted in fiscal 1997, and $12.47 for options granted in fiscal 1996.

          For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                                                 FISCAL YEAR ENDED JULY
                                                          ----------------------------------
                                                             1998       1997        1996
                                                          ----------------------------------
     Net earnings - as reported.........................    $2,239     $9,628      $12,164
     Net earnings - pro forma...........................    $  836     $8,723      $11,769
     Earnings per share - as reported...................    $ 0.34     $ 1.45      $  1.86
     Earnings per share - pro forma.....................    $ 0.13     $ 1.31      $  1.80
                                                          ----------------------------------



          The pro forma effect on net income for fiscal 1998, fiscal 1997 and fiscal 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996 and an increased vesting period for grants made in fiscal 1997 and fiscal 1998.


9 LEASE COMMITMENTS
--------------------------------------------------------------------------------
     The Company has operating leases in effect for vehicles, equipment and facilities. Lease expense for the fiscal years ended July 25, 1998, July 26, 1997, and July 27, 1996 totaled $1,072,000, $540,000, and $697,000, respectively.

     Future minimum annual rental payments required under the leases are as follows:

     (Dollars in thousands)
     Fiscal Year 1999...............................................    $1,065
     Fiscal Year 2000...............................................       896
     Fiscal Year 2001...............................................       167
                                                                      --------
                                                                        $2,128
                                                                      --------

TELTREND INC. 1998 ANNUAL REPORT

10  INCOME TAXES
--------------------------------------------------------------------------------
          Deferred income taxes reflect the net tax effect of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes are as follows:

                                                         ----------------------------
     (Dollars in thousands)                              JULY 25, 1998  JULY 26, 1997
                                                         ----------------------------
     Deferred tax assets (liabilities):
       Net operating loss carryforwards                      $    -         $  293
       Product warranty accruals                                496            570
       Inventory reserves                                       316            522
       Vacation accrual                                         437            401
       Medical reserve                                          240            220
       Unicap adjustment                                        132            102
       Purchased in-process research and development          1,473              -
       Other                                                     44            100
                                                         ----------------------------
          Total deferred tax assets                           3,138          2,208
       Prepaid asset (royalty)                                 (191)             -
       Tax over book depreciation                              (397)          (203)
       Valuation allowance                                   (1,854)             -
                                                         ----------------------------
       Net recorded deferred tax assets                      $  696         $2,005
                                                         ----------------------------
     Recognized in balance sheet:
       Net deferred tax assets - current                     $1,474         $1,871
       Net deferred tax assets - noncurrent                   1,705            134
       Net deferred tax liabilities - noncurrent             (2,483)             -
                                                         ----------------------------
          Net deferred tax assets                            $  696         $2,005
                                                         ----------------------------


Significant components of the provision (benefit) for income taxes are as follows:


                                                                FISCAL YEAR ENDED JULY
                                                          -----------------------------------
     (Dollars in thousands)                                 1998         1997          1996
                                                          -----------------------------------
     Current provision
       Federal.......................................      $2,369       $4,103        $7,407
       State.........................................         601        1,150         1,040
                                                          -----------------------------------
                                                            2,970        5,253         8,447

                                                          -----------------------------------
     Deferred tax provision
       Federal.......................................       1,044          772             5
       State.........................................         265          217             1
                                                          -----------------------------------
                                                            1,309          989             6
                                                          -----------------------------------
     Provision for income taxes......................      $4,279       $6,242        $8,453
                                                          -----------------------------------

                                                TELTREND INC. 1998 ANNUAL REPORT

--------------------------------------------------------------------------------

     Income taxes paid in fiscal years 1998, 1997 and 1996 totaled $3,874,000, $4,826,000 and $9,080,000, respectively.

          Total income tax provision for each year varied from the amount computed by applying the statutory U.S. federal income tax rate to income before taxes for the reasons set forth in the following reconciliation.

                                                                            FISCAL YEAR ENDED JULY
                                                                      ----------------------------------
                                                                        1998        1997          1996
                                                                      ----------------------------------

     Income tax provision at the statutory rate...................     $2,281      $5,555        $7,216
     Increase (reduction) resulting from:
        State income taxes, net of federal tax benefit............        362         794         1,040
        Valuation allowance for non-United States
           net operating losses...................................      1,980           -             -
        Research and development tax credits......................       (533)          -             -
        Other, net................................................        189        (107)          197
                                                                      ----------------------------------
     Actual income tax provision..................................     $4,279      $6,242        $8,453
                                                                      ----------------------------------

     In fiscal 1998, foreign losses before income taxes of $8.1 million reduced consolidated income before income taxes to $6.5 million.

11  COMMITMENTS AND CONTINGENT LIABILITIES
--------------------------------------------------------------------------------

     The Company has commitments to purchase raw materials under purchase contracts with various vendors totaling approximately $8,986,000 at July 25, 1998 and $6,321,000 at July 26, 1997.


12  SIGNIFICANT CUSTOMERS
--------------------------------------------------------------------------------

     Five customers represented: 30.1%, 16.8%, 13.8%, 10.8% and 10.3% of net sales in fiscal 1998; 30.5%, 26.0%, 15.1%, 13.4% and 10.8% in fiscal 1997;
     and 25.6%, 20.6%, 18.4%, 15.4% and 15.2% in fiscal 1996.

          At July 25, 1998, five customers represented 21.8%, 18.6%, 8.9%, 8.1% and 6.7% of accounts receivable, and at July 26, 1997, five customers represented 33.8%, 19.9%, 16.1%, 10.9% and 8.5% of accounts receivable.

          During fiscal 1998 there were two mergers involving significant customers of the Company. Pacific Telesis Group merged with SBC Communications, Inc. and NYNEX merged with Bell Atlantic Corp. The above percentages relating to the Company's net sales and accounts receivable were computed, for consistency, as if these mergers had been in effect for each of the years specified.

TELTREND INC. 1998 ANNUAL REPORT

13  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                   FISCAL 1998 - QUARTER ENDED
                                                               --------------------------------------------------------------------
     (Dollars in thousands, except earnings per share data)     OCTOBER 25, 1997   JANUARY 24, 1998  APRIL 25, 1998  JULY 25, 1998
                                                               --------------------------------------------------------------------
     Net sales...............................................       $   21,677           $22,817         $25,271        $26,998
     Gross profit............................................            9,386            10,369          11,860         13,022
         Net income (loss)(1)................................      ($    2,511)          $   863         $ 1,737        $ 2,149
                                                               --------------------------------------------------------------------
     Net income (loss) per common share -
         assuming dilution...................................      ($     0.38)          $  0.13         $  0.27        $  0.33
                                                               --------------------------------------------------------------------




                                                                            FISCAL 1997 - QUARTER ENDED
                                                               --------------------------------------------------------------------
     (Dollars in thousands, except earnings per share data)     OCTOBER 26, 1996   JANUARY 25, 1997  APRIL 26, 1997  JULY 26, 1997
                                                               --------------------------------------------------------------------
     Net sales...............................................         $22,591            $18,825         $21,303        $18,524
     Gross profit............................................          10,364              8,186           9,384          8,013
         Net income..........................................         $ 3,232            $ 1,995         $ 2,438        $ 1,964
                                                               --------------------------------------------------------------------
     Net income per common share -
         assuming dilution...................................         $  0.48            $  0.29         $  0.37        $  0.30
                                                               --------------------------------------------------------------------

     (1) As required by generally accepted accounting principles, the Company recorded a $4.0 million charge immediately after the acquisition of Teltrend Limited to write off the portion of the purchase price allocated to in-process research and development.


14  SEGMENT INFORMATION
--------------------------------------------------------------------------------

     The Company has adopted SFAS No. 131, "Disclosures about Segments and Related Information." The Company is managed in two operating segments: the United States; and Europe and the Far East. Operations in Europe and the Far East were acquired in the first quarter of fiscal 1998 as disclosed more fully in Note 1, "Basis of Presentation," above. Therefore, segment disclosures are not applicable for fiscal years 1997 and 1996.

          The accounting policies of the operating segments are the same as those described in Note 3, "Summary of Significant Accounting Policies." Intersegment sales are not significant. Revenues are attributed to geographic areas based on the location of the areas producing the revenues.

                                                                FISCAL 1998
                             -----------------------------------------------------------------------------------
     (Dollars in thousands)  Net Sales  Income (loss)  Net Income  Identifiable    Capital       Depreciation
                                        Before Taxes     (loss)       Assets     Expenditures  and Amortization
                             -----------------------------------------------------------------------------------
     United States.........    $83,984      $14,636      $9,268       $63,520        $3,781          $2,198
     Europe, Far East......     12,778       (8,118)     (7,029)        8,250           268           5,090
                             -----------------------------------------------------------------------------------
     Total.................    $96,762       $6,518      $2,239       $71,770        $4,049          $7,288
                             -----------------------------------------------------------------------------------

          Operations listed in Europe and the Far East are comprised of operations in the United Kingdom, New Zealand and China.

15  RIGHTS PLAN
--------------------------------------------------------------------------------

     On January 16, 1997, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock of the Company. The dividend was payable on January 27, 1997 to the holders of record of the Common Stock as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company, under certain circumstances involving the acquisition or the announcement of the intent to acquire 20% or more of the Company's Common Stock, one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the"Preferred Stock") at a price of $160.00 per one one-hundredth of a share of Preferred Stock, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated January 16, 1997, as amended on June 1, 1998, and as the same may be further amended from time to time, between the Company and LaSalle National Bank, as Rights Agent.

                                                TELTREND INC. 1998 ANNUAL REPORT

MARKET FOR COMPANY'S SECURITIES AND RELATED MATTERS


     The Common Stock, $.01 par value per share (the "Common Stock"), of the Company is quoted on the Nasdaq National Market under the symbol "TLTN." There are no shares of the Company's Class A Common Stock, $.01 par value per share, outstanding (and hence no established public trading market therefor). The following table sets forth the high and low closing sale prices for the Common Stock for the periods indicated as reported on the Nasdaq National Market:



                                                              PRICE RANGE OF COMMON STOCK
                                                              ----------------------------
FISCAL 1997                                                      High            Low
------------------------------------------------------------------------------------------
     First Quarter
       (from July 28, 1996 through October 26, 1996)          $  52 3/4         $32
     Second Quarter
       (from October 27, 1996 through January 25, 1997)       $  33 3/4         $16 7/8
     Third Quarter
       (from January 26, 1997 through April 26, 1997)         $  21 1/2         $16 5/8
     Fourth Quarter
       (from April 27, 1997 through July 26, 1997)            $  19 1/8         $14 3/8



FISCAL 1998
------------------------------------------------------------------------------------------
     First Quarter
       (from July 27, 1997 through October 25, 1997)          $  21 1/4         $14 7/8
     Second Quarter
       (from October 26, 1997 through January 24, 1998)       $18 13/16         $14 1/8
     Third Quarter
       (from January 25, 1998 through April 25, 1998)         $  16 7/8         $12 1/4
     Fourth Quarter
       (from April 26, 1998 through July 25, 1998)            $  18 5/8         $14 3/4


FISCAL 1999
------------------------------------------------------------------------------------------
     First Quarter
       (from July 26, 1998 through September 25, 1998)        $  16 1/2         $12 1/8

                                                              ----------------------------


     On September 25, 1998, the last reported sale price of the Common Stock as reported on the Nasdaq National Market was $13 7/8 per share. On that same date, there were 116 registered holders of record of the Common Stock.

          The Company has not paid any cash dividends since 1988. The terms of the Bank Facility prohibit the Company from declaring and paying in any fiscal year dividends which exceed, in the aggregate, 50% of the Company's net income for the immediately preceding fiscal year. Otherwise, the declaration and payment of dividends will be at the sole discretion of the Board of Directors of the Company and subject to certain limitations under the General Corporation Law of the State of Delaware. The timing, amount and form of dividends, if any, will depend, among other things, on the Company's results of operations, financial condition, cash requirements, plans for expansion and other factors deemed relevant by the Board of Directors. The Company does not anticipate paying any cash dividends in the foreseeable future.

TELTREND INC. 1998 ANNUAL REPORT

OFFICERS
-----------------------------------------------------------------------------------------------------------------

                     HOWARD L. KIRBY, JR.                             LAURENCE L. SHEETS
                     Chairman of the Board,                           Vice President and Chief
                     President and Chief                              Technical Officer
                     Executive Officer
                                                                      Janice Lollini
                     CRAIG D. ECKERT                                  ASSISTANT VICE PRESIDENT,
                     Sr. Vice President, Sales                        Human Resources
                     and Business Development
                                                                      THEODOR A. MAXEINER
                     DOUGLAS P. HOFFMEYER                             Chief Accounting Officer;
                     Sr. Vice President, Finance;                     Assistant Vice President, Finance;
                     Chief Financial Officer;                         Controller; Assistant Secretary
                     Secretary and Treasurer                          and Assistant Treasurer

                     JACK C. PARKER                                   MICHAEL A. SAMOCKI
                     Sr. Vice President/General                       Assistant Vice President,
                     Manager, High Capacity                           Quality Assurance
                     Communications Products
                                                                      MICHAEL BURGESS
                     MICHAEL S. GRZESKOWIAK                           Managing Director of
                     Vice President, Operations                       Teltrend Limited

                     GILBERT H. HOSIE
                     Vice President, RBOC Sales


BOARD OF DIRECTORS
-----------------------------------------------------------------------------------------------------------------

                     HOWARD L. KIRBY, JR. (3), (5)                    HARRY CRUTCHER, III (3), (4)
                     Chairman of the Board, President and             President, Resorts Financial Services Co.
                     Chief Executive Officer of the Company           (consulting firm); Managing Partner,
                                                                      Grouse Mountain Associates, Ltd.
                     FRANK T. CARY (1), (4)                           (hotel owner and operator); and
                     Former Chairman and Chief Executive              President, Crutcher Enterprises, Inc.
                     Officer of International Business                (financial strategic planning firm)
                     Machines Corporation and current
                     director of Celgene Corporation, Cygnus          DONALD R. HOLLIS (4)
                     Therapeutic Systems, ICOS Corporation,           President, DRH Strategic Consulting Inc.;
                     and Lincare, Inc.                                former Executive Vice President, First
                                                                      Chicago Corporation; also a director
                     WILLIAM R. DELK (1), (2)                         of Deluxe Corporation, Information
                     Retired Vice President, BellSouth                Advantage, Open Port Technology and
                     Corporation, Inc.                                Edify Corporation

                     BERNARD F. SERGESKETTER (2)                      SUSAN B. MAJOR (1), (2)
                     Former Vice President of AT&T;                   Vice President and Managing Director,
                     President of Sergesketter & Associates,          A.T. Kearney, Inc.; former Director of
                     Inc., a private consulting firm; also            Paging and Wireless Data for Ameritech
                     a director of the Illinois Institute of          Cellular Services, Inc.
                     Technology, the Cradle and the
                     Mather foundation                                (1) Member of Compensation Committee
                                                                      (2) Member of Audit Committee
                                                                      (3) Member of Nominating Committee
                                                                      (4) Member of Executive Committee
                                                                      (5) Ex-officio Member of Executive Committee

                                                TELTREND INC. 1998 ANNUAL REPORT

CORPORATE INFORMATION
------------------------------------------------------------------------------------------------------------

                   Corporate Offices                           ANNUAL MEETING
                                                               The Annual Meeting of Stockholders
                   Principal Executive Offices                 of Teltrend Inc. will be held at 9:00 a.m.
                   Teltrend Inc.                               on Thursday, December 10, 1998 at
                   620 Stetson Avenue                          the Company's principal executive offices
                   St. Charles, Illinois 60174                 in St. Charles, Illinois.
                   630-377-1700
                                                               ANNUAL REPORT ON FORM 10-K
                   United Kingdom                              Single copies of the Company's Annual
                   Teltrend Limited                            Report on Securities and Exchange
                   Ringway House, Bell Road                    Commission Form 10-K (without exhibits)
                   Daneshill, Basingstoke                      will be provided without charge to
                   Hants, RG24 8FB,                            stockholders upon written request directed
                   United Kingdom                              to Douglas P. Hoffmeyer, Secretary, at
                                                               the principal executive offices.
                   New Zealand
                   Teltrend (NZ) Limited                       COMMON STOCK
                   Unit 2, 242 Ferry Road                      The Common Stock of Teltrend Inc. is
                   P.O. Box 10-290 Phillipstown                traded on the Nasdaq National Market
                   Christchurch 8030,                          under the symbol "TLTN."
                   New Zealand
                                                               COUNSEL
                   China                                       Jenner & Block
                   Teltrend (Beijing) Networking Co. Ltd.      Chicago, Illinois
                   Room 1115-6, Beijing Kelun Building
                   12A Guang Hua Road                          AUDITORS
                   Chaoyang District                           Ernst & Young LLP
                   PR China                                    Chicago, Illinois

                                                               TRANSFER AGENT AND REGISTRAR
                                                               LaSalle National Bank
                                                               Chicago, Illinois

TELTREND INC. 1998 ANNUAL REPORT