Form 10-K405, Exhibit 13
period 1999-07-31
TELTREND INC
filed 1999-10-22
CIK 943822

                                                                      EXHIBIT 13


      During 1999, Teltrend leveraged its market position, innovative technology and business strategy to create profitable growth and shareholder value. We achieved record sales in our dynamic marketplace by meeting the need for cost-effective, high bandwidth equipment. Today, Teltrend's new open architecture solutions are providing the Regional Bell Operating Companies (RBOCs) and leading independent telecommunications companies (Telcos) with high bandwidth delivery systems to optimize their embedded networks.



                                 1995             1996              1997            1998             1999
                               ---------------------------------------------------------------------------
Net sales                      $ 62,052         $ 85,913         $ 81,243         $ 96,762         $107,031
Gross profit                   $ 26,061         $ 39,269         $ 35,947         $ 44,637         $ 48,694
Income from operations         $ 11,391         $ 19,852         $ 14,433         $  5,916         $ 10,648
Net income                     $  4,330         $ 12,164         $  9,628         $  2,239         $  7,162
Working capital                $ 10,188         $ 35,901         $ 44,088         $ 38,209         $ 38,963
Stockholders' equity           $ 15,417         $ 42,645         $ 52,435         $ 53,304         $ 51,239


                             (dollars in thousands)





  Contents                       1    1999 Financial Highlights
                                 2    Letter to Shareholders
                                10    Markets - Creating opportunity and value
                                      in global telecommunications
                                14    Technology - Teltrend creates value
                                      through versatile and efficient products
                                20    Strategy - Leveraging Teltrend's strengths
                                      for future profitable growth
                                23    Financial Statements
                                56    1999 Board of Directors






TELTREND INC. 1999 ANNUAL REPORT

                              Financial Statements


                                       24
                 Selected Historical Consolidated Financial Data

                                       26
                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

                                       36
                    Quantitative and Qualitative Disclosures
                                About Market Risk

                                       37
                              Report of Management

                                       37
                         Report of Independent Auditors

                                       38
                           Consolidated Balance Sheets

                                       39
                        Consolidated Statements of Income

                                       40
                 Consolidated Statements of Stockholders' Equity

                                       41
                      Consolidated Statements of Cash Flows

                                       42
                          Notes to Financial Statements



   The following statement of operations data with respect to fiscal 1999, 1998 and 1997, and the following balance sheet data at July 31, 1999 and July 25, 1998, are derived from, and are qualified by reference to, the Company's financial statements as audited by Ernst & Young LLP, and should be read in conjunction with those financial statements and notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The following statement of operations data with respect to fiscal 1996 and 1995 and the following balance sheet data at July 26, 1997, July 27, 1996 and July 29, 1995 are derived from the Company's audited financial statements not included in this Annual Report. Unless the context otherwise requires, references to "Teltrend" or the "Company" herein refer to Teltrend Inc. and its wholly owned subsidiaries. The Company's fiscal year ends each year on the last Saturday of July. All references to fiscal years herein refer to fiscal years ending in the calendar year indicated (e.g., fiscal 1999 refers to the year ended July 31, 1999).



TELTREND INC. 1999 ANNUAL REPORT

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA(1)



STATEMENT OF OPERATIONS DATA



                                                                 Fiscal Year Ended July(1)
                                                          (In thousands, except per share data)
                                          ----------------------------------------------------------------------------------
                                               1999             1998(2)         1997             1996             1995


Net sales                                  $ 107,031        $  96,762        $  81,243        $  85,913        $  62,052
Cost of sales                                 58,337           52,125           45,296           46,644           35,991
Gross profit                                  48,694           44,637           35,947           39,269           26,061
Operating expenses:
   Sales and marketing                        13,119           13,166            7,333            7,309            5,908
   Research and development                   15,474           14,307            9,686            7,944            5,337
   General and administrative                  8,153            7,253            4,495            4,164            3,425
   Purchased in-process research
      and development                             --            3,995               --               --               --
   Loss on disposal of product line            1,300               --               --               --               --
Total operating expenses                      38,046           38,721           21,514           19,417           14,670
Income from operations                        10,648            5,916           14,433           19,852           11,391
Other income (expense):
   Interest                                    1,147            1,339            1,468              827           (8,484)(3)
   Other - net                                  (256)            (737)             (31)             (62)            (204)
Income before income tax
   provision (benefit) and
   extraordinary items                        11,539            6,518           15,870           20,617            2,703
Provision (benefit) for
   income taxes                                4,377            4,279            6,242            8,453           (2,038)(4)
Income before extraordinary items              7,162            2,239            9,628           12,164            4,741
Extraordinary items                               --               --               --               --              411(5)
Net income                                 $   7,162        $   2,239        $   9,628        $  12,164        $   4,330
Net income per common share -
   assuming dilution                       $    1.18        $    0.34        $    1.45        $    1.86               --
Average common shares out --
   standing - assuming dilution                6,071            6,503            6,654            6,552               --
Pro forma earnings per share
   (unaudited)(6)                                                                                              $    1.19
Pro forma average common
   shares outstanding (unaudited)(6)                                                                               5,941





BALANCE SHEET DATA


Working capital                            $  38,963        $  38,209        $  44,088        $  35,901        $  10,188
Total assets                                  66,983           69,916           62,831           57,284           28,699
Stockholders' equity                          51,239           53,304           52,435           42,645           15,417

                                                TELTREND INC. 1999 ANNUAL REPORT

  (1)The Company's fiscal year normally consists of four 13-week quarters, with each of the first three quarters ending on the last Saturday of such quarter and the fourth quarter ending on the last Saturday in July. In fiscal 1999, the first quarter consisted of 14 weeks.

  (2)On September 18, 1997, the Company purchased the outstanding shares of Securicor 3net Limited (since renamed Teltrend Limited). The transaction was accounted for as a purchase and therefore the results of Teltrend Limited are included with the operations of the Company since the above date. As required by generally accepted accounting principles, the Company recorded a $4.0 million charge immediately after the acquisition to write off the portion of the purchase price allocated to in-process research and development costs.

  (3)Substantially all of the Company's long-term indebtedness was repaid in full upon consummation of the Company's initial public offering (the "IPO") which occurred in fiscal 1995 in conjunction with a recapitalization of the Company (the "Recapitalization").

  (4)In fiscal 1995, the Company eliminated its valuation allowance for net deferred tax assets of approximately $3.4 million.

  (5)Reflects a prepayment penalty (the "Prepayment Penalty") of $500,000 associated with prepayment of the Company's former credit agreement in connection with the Recapitalization and the write-off of the unamortized loan financing costs of $162,500 related to a portion of the Company's long-term indebtedness which was repaid upon consummation of the IPO and the other components of the Recapitalization, net of an income tax benefit of $251,750 related to the Prepayment Penalty and write-off.

  (6)Pro forma earnings per share and average number of shares for fiscal 1995 give effect to the IPO and the other components of the Recapitalization, as if they occurred as of July 31, 1994.



TELTREND INC. 1999 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

  The following "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as other portions of this Annual Report, contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning, among other things: (i) the Company's prospects, developments and business strategies for its operations, including the development and sale of certain new and established products; (ii) the Company's expectations regarding product pricing and the impact of product pricing on gross profit margins; and (iii) the Company's expectations regarding the upcoming year 2000. These forward-looking statements are identified by the use of such terms and phrases as "believes," "anticipates," "plans," "projected," "estimated," "intends," "will" and "expects," and are subject to risks and uncertainties and represent the Company's present expectations or beliefs concerning future events. The Company cautions that the forward-looking statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements including, without limitation: (i) risks of general market conditions, including demand for the Company's products, product mix, competition and the Company's historical dependence on relatively few customers; (ii) risks related to the Company's historical dependence on relatively few product lines (such as the Company's T1 product line, which faces competition from suppliers of alternate methods of delivering repeatered T1 services); (iii) the extent to which the Company's principal customers continue to exert pricing pressures on the Company; (iv) risks inherent in the telecommunications industry, including rapidly changing technology, evolving industry standards, changes in customer requirements, frequent product introduction and changing government regulation; and (v) the timing and occurrence (or non-occurrence) of transactions and events which may be subject to circumstances beyond the Company's control. A reader of this Annual Report should understand that it is not possible to predict or identify all such risk factors. Consequently, the reader should not consider such a list to be a complete statement of all potential risks or uncertainties. The Company does not assume the obligation to update any forward-looking statements. Results actually achieved may differ materially from expected results included in these statements. See also "Factors That May Affect Future Results" in the Company's fiscal 1999 Annual Report on Form 10-K as filed with the Securities and Exchange Commission.

THE TELTREND LIMITED ACQUISITION

  On September 18, 1997 (the "Acquisition Date"), the Company acquired all of the outstanding shares of stock of Securicor 3net Limited of Basingstoke, England and its U.S. affiliate Securicor 3net Inc. (together, "Teltrend Limited"). The acquisition of Teltrend Limited was accounted for as a purchase. Accordingly, the Company's results as described in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" include the results of Teltrend Limited since the Acquisition Date. As used herein, the term "Company" or "Teltrend" refers to Teltrend Inc. and its wholly owned subsidiaries.

                                                TELTREND INC. 1999 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

GENERAL

  Teltrend designs, manufactures and markets a broad range of transmission products, such as channel units, repeaters and termination units, used by telephone companies ("Telcos") to provide voice and data service over the telephone network. Historically, substantially all of Teltrend's products have been sold directly to the Regional Bell Operating Companies and their local affiliates (collectively, the "RBOCs") for use with the copper wireline in the local telephone subscriber loop (the "Local Loop"). The Company's strong reliance on the RBOCs continues, but the Company's purchase of Teltrend Limited in September 1997 did expand the Company's markets and product lines. With the addition of Teltrend Limited, the Company has entered the telecommunication signaling interworking market, providing interoperability between legacy and next generation networks. Teltrend Limited sales are targeted primarily in Europe.

     The Company's principal products are as follows: (i) High Capacity products, which include T1 line and office repeaters and T1 network interface units and associated mountings, CellPak (Tm) units for cellular and wireless base station sites, and High Density Subscriber Line ("HDSL") systems, which help Telcos reduce the number of costly digital cross connect system ports required for frame relay services; (ii) Channelized products, which include Digital Loop Carrier and Voice Frequency products ("DLC/VF") (including a small DLC system, plug-in units for existing DLC systems and traditional voice frequency products) and ISDN/DDS products (including ISDN and Digital Data System ("DDS") line repeaters, and ISDN and DDS D4 channel units); and (iii) Conversion products (network interfacing and protocol conversion products). During the period covered by this report, Teltrend also offered Packet Switched products (a line of routers). On May 28, 1999, Teltrend sold substantially all of the assets of its Packet Switched products business to Centrecom Systems Limited of England. The Company's Conversion and Packet Switched product categories together constitute the Company's "Europe and the Far East" operating segment. To reflect the divestiture of the Packet Switched business and to better emphasize the strategic focus at Teltrend Limited, the Company renamed its Circuit Switched products. The product category is now called Conversion products.



TELTREND INC. 1999 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

RESULTS OF OPERATIONS

  The following table sets forth certain statements of operations data as a percentage of net sales for fiscal 1999, 1998 and 1997. The Company's fiscal year ends on the last Saturday of July each year and references herein to fiscal years are to the fiscal years ending in the calendar year indicated (e.g., fiscal 1999 refers to the fiscal year ended July 31, 1999). The Company's fiscal year typically consists of 52 weeks (four 13-week quarters). Each of fiscal 1998 and 1997 consisted of 52 weeks. Fiscal 1999 consisted of 53 weeks, with the first quarter of fiscal 1999 consisting of 14 weeks rather than 13 weeks.


                                                                      FISCAL YEAR ENDED JULY
                                                                 ------------------------------
                                                                  1999        1998        1997

  Net sales                                                       100.0%      100.0%      100.0%
  Cost of sales                                                    54.5        53.9        55.7
  Gross profits                                                    45.5        46.1        44.3
  Operating expenses:
     Sales and marketing                                           12.3        13.6         9.0
     Research and development                                      14.5        14.8        11.9
     Purchased in-process research and development                    -         4.1           -
     Loss on disposal of product line                               1.2           -           -
     General and administrative                                     7.6         7.5         5.5
     Total operating expenses                                      35.6        40.0        26.4
  Income from operations                                            9.9         6.1        17.9
  Other income, net                                                 0.9         0.6         1.7
  Income before income taxes                                       10.8         6.7        19.6
  Income tax provision                                              4.1         4.4         7.7
  Net income                                                        6.7%        2.3%       11.9%





FISCAL 1999 COMPARED TO FISCAL 1998

  NET SALES. Net sales for fiscal 1999 increased 10.6%, or approximately $10.3 million, to approximately $107.0 million, from approximately $96.8 million in fiscal 1998 due to increases in the unit volume sales of both the United States and the Europe and the Far East Segments. A full year of the Europe and the Far East Segment's (Teltrend Limited's) operating results are included for fiscal 1999 as compared to the inclusion of 10 1/2 months of operating results for fiscal 1998.

     Net Sales - United States Segment. Net sales for the United States Segment for fiscal 1999 increased 7.1%, or approximately $6.0 million, to approximately $90.0 million, from approximately $84.0 million in fiscal 1998. The increase in net sales for fiscal 1999 over the prior year period was the result of increases in the unit volume sales of High Capacity products and Channelized products of $5.1 million and $0.8 million, respectively. The increase in sales of the Company's High Capacity products was primarily due to an increase in unit volume sales of the Company's T1 customer premises products and, to a lesser extent, to increases in sales of HDSL and intelligent T1 repeater products. Within T1 customer premises products, there was strong demand for the Company's new Performance Monitoring Network Interface Units ("PM NIUs") and associated mountings. Within intelligent T1 repeater products, a decrease in the sales of intelligent line repeaters was more than offset by strong demand for high density

                                                TELTREND INC. 1999 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

  office repeaters (which are primarily deployed in conjunction with fiber-optic installations). Sales of High Capacity products accounted for 51.5%, 51.7% and 56.4% of the Company's net sales in fiscal 1999, 1998 and 1997, respectively.

      Sales of the Company's Channelized products increased primarily due to the increase in sales of two new DLC products introduced in the fourth quarter of fiscal 1998 - the DCAC4570, also known as "cross-connect on a card," and the 4555, a D4 card that performs multiple functions. The increase in the sales of DLC products more than offset decreases in sales of the Company's DDS and ISDN products. The decrease in DDS product sales was primarily due to a loss of market share at one RBOC resulting from displacement by a newer technology. An increase in the unit volume sales of ISDN products year-to-year was more than offset by price reductions in ISDN products. Sales of Channelized products accounted for 32.3%, 34.9% and 43.9% of the Company's net sales in fiscal 1999, 1998 and 1997, respectively.

     Net Sales - Europe and the Far East Segment. Net sales for the Europe and the Far East Segment for fiscal 1999 increased 33.6%, or approximately $4.3 million, to approximately $17.1 million, from approximately $12.8 million in fiscal 1998. The increase in net sales for fiscal 1999 over the prior year was the result of increases in the unit volume sales of Conversion products of $5.6 million, partially offset by a decrease in the unit volume sales of Packet Switched products of $1.3 million. The increase in unit volume sales of Conversion products was primarily due to increased sales to OEM (Original Equipment Manufacturer) customers and the demand for Internet protocol based products to connect with legacy PBXs (Private Branch Exchanges). For fiscal 1999, results of Conversion products were also favorably affected by inclusion of a full year of the Europe and the Far East Segment's (Teltrend Limited's) operating results for fiscal 1999 as compared to the inclusion of 10 1/2 months of operating results for fiscal 1998. Sales of Conversion products accounted for 12.3% and 7.8% of the Company's net sales in fiscal 1999 and 1998, respectively. The sales for the Packet Switched products for fiscal 1999 over the prior year were negatively affected by a slowdown of sales to the Pacific Rim and intense international competition for router business. On May 28, 1999, Teltrend sold substantially all of the assets of its Packet Switched business to Centrecom Systems Limited of England.

  GROSS PROFIT. Gross profit in fiscal 1999 increased 9.1%, or approximately $4.1 million, to approximately $48.7 million from approximately $44.6 million in fiscal 1998. Gross profit margin in fiscal 1999 decreased to 45.5% from 46.1% in fiscal 1998. The increase in gross profit was primarily attributable to higher unit volume sales and the decrease in gross profit margin was primarily attributable to price concessions granted by the Company on certain products, partially offset by product cost reductions and the inclusion of a full year of Teltrend Limited's operating results for fiscal 1999 as compared to the inclusion of 10 1/2 months of operating results for fiscal 1998. Teltrend Limited products, on average, carry a higher gross profit margin than the Company's other products.

     The Company experienced pressure from certain customers to reduce product prices during fiscal 1999. The Company believes that it may be asked from time to time to grant further price concessions to customers in fiscal 2000 which may result in the continued reduction in the Company's gross profit margin. The impact of further price concessions on gross profit margins may be partially mitigated by continuing product cost reduction efforts.




TELTREND INC. 1999 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

  SALES AND MARKETING. Sales and marketing expenses were substantially the same in fiscal 1999 compared to fiscal 1998. However, as a percentage of net sales, they decreased to 12.3% in fiscal 1999 from 13.6% in fiscal 1998. The decrease in sales and marketing expense as a percentage of net sales was due primarily to the Company's efforts to maintain sales and marketing salaries and travel and entertainment expenses at historic levels while increasing net sales and, to a lesser extent, to the elimination of sales and marketing expenses associated with the Packet Switched products after the sale of the business in May 1999.

  RESEARCH AND DEVELOPMENT. Research and development expenses in fiscal 1999 increased 8.2%, or approximately $1.2 million, to approximately $15.5 million from approximately $14.3 million in fiscal 1998. The increase in research and development expenses was due primarily to increases in personnel and the outsourcing of certain testing services, and, to a lesser extent, to the inclusion of a full year of Teltrend Limited's operating results for fiscal 1999 as compared to the inclusion of 1O 1/2 months of operating results for fiscal 1998. As a percentage of net sales, research and development expenses decreased to 14.5% in fiscal 1999 from 14.8% in fiscal 1998.

     In addition, the Company wrote off approximately $4.0 million of purchased in-process research and development costs as a result of the acquisition of Teltrend Limited in the first quarter of fiscal 1998. As of the end of calendar year 1998, all significant projects that were acquired in connection with the purchase of Teltrend Limited were completed and charged to research and development expense. While substantially all projects were completed as expected, due to an unexpected downturn in demand associated with the deterioration of Asian economies, anticipated economic benefits were not realized from the acquired projects relating to Teltrend Limited's Packet Switched products business, including the PAC+DPM API project (the Application Programming Interface (API) for the NiQ router software that enables third parties (OEMs) to develop and integrate within the NiQ router their own special or custom communications software). Management evaluated alternatives for the rationalization of its Packet Switched product line assets and on May 28, 1999 completed the sale of that business. The fair value of the PAC+DPM API project represented approximately 11% of the total purchased research and development fair value. All other research and development projects related to the Packet Switched products business represented less than 1% of the total purchased research and development fair value. All remaining significant research and development projects were completed on schedule and no material deviations from original estimates have resulted. See Note 1 to the Consolidated Financial Statements of Teltrend Inc. included elsewhere herein.

  GENERAL AND ADMINISTRATIVE. General and administrative expenses in fiscal 1999 increased 12.4%, or approximately $0.9 million, to approximately $8.2 million from approximately $7.3 million in fiscal 1998. As a percentage of net sales, general and administrative expenses increased to 7.6% in fiscal 1999 from 7.5% in fiscal 1998. These increases were primarily attributable to an increase in licensing fees and the inclusion of a full year of Teltrend Limited's operating results for fiscal 1999 as compared to the inclusion of 10 1/2 months of operating results for fiscal 1998.

  OTHER INCOME. Other income in fiscal 1999 was approximately $0.9 million compared to approximately $0.6 million in fiscal 1998. The increase in other income was primarily attributable to decreases in exchange rate losses, partially offset by decreases in interest income. The interest income component of other income (primarily derived from interest earned on


30
                                                TELTREND INC. 1999 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

  cash equivalents and marketable securities) declined primarily due to the cash expended for the purchase of treasury shares and, to a lesser extent, for the purchase of Teltrend Limited. While the Company believes that the likelihood of results of operations being further impacted by currency exchange rate fluctuations has been substantially reduced as a result of the sale of the Company's Packet Switched business, which was primarily located in New Zealand and China, there can be no assurance that currency exchange rate fluctuations will not have an adverse effect on the Company's results of operations during fiscal 2000. See "Quantitative and Qualitative Disclosures About Market Risk."

  INCOME TAXES. A provision for income taxes of approximately $4.4 million was recorded in fiscal 1999 compared to approximately $4.3 million in fiscal 1998. This resulted in an effective tax rate of 37.9% in fiscal 1999 versus a 65.6% effective tax rate in fiscal 1998. This increase in income tax provision is principally a function of the increase in the level of the Company's net income before taxes in fiscal 1999 compared to fiscal 1998, and fiscal 1998 foreign losses which are not currently deductible for tax purposes.


FISCAL 1998 COMPARED TO FISCAL 1997

  NET SALES. Net sales for fiscal 1998 increased 19.1%, or approximately $15.5 million, to approximately $96.8 million, from approximately $81.2 million in fiscal 1997. The increase in net sales was primarily due to the acquisition of Teltrend Limited in September 1997 (which comprises the Europe and the Far East Segment) and the inclusion of Teltrend Limited's operating results in the Company's overall operating results from the Acquisition Date through the end of fiscal 1998. To a lesser extent, the increase in net sales was due to increases in the unit volume sales of certain products in the United States Segment.

     Net Sales - United States Segment. Net sales for the United States Segment for fiscal 1998 increased 3.4%, or approximately $2.8 million, to approximately $84.0 million, from approximately $81.2 million in fiscal 1997. The increase in net sales for fiscal 1998 over the prior year period was primarily due to an increase in unit volume sales of the Segment's Tl/HDSL and ISDN/DDS products of approximately $4.2 million and $3.0 million, respectively, partially offset by a decrease of approximately $4.5 million in unit volume sales of DLC/VF products.

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

     The increase in unit volume sales of ISDN/DDS products was due primarily to an increase in unit volume sales of ISDN plug-in modules to the RBOCs to support the growing demand for ISDN services, and, to a lesser extent, to an increase in unit volume sales of DDS plug-ins modules due to the approval and purchase of a new DDS module at one RBOC.

     The increase in sales of the Company's Tl/HDSL products was caused by an increase in unit volume sales of the Company's intelligent T1 repeater, HDSL and CellPak(Tm) products, partially offset by a decrease in T1 CPE unit volume sales. Unit volume sales of the Company's T1 intelligent repeater products increased largely on the sales strength of the intelligent high density repeaters, which are deployed in conjunction with fiber-optic installations. Both HDSL

                                                TELTREND INC. 1999 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

  and CellPak(Tm) unit volume sales increased as a result of qualifying these products for use at more customers during fiscal 1998. Sales of the Company's T1 CPE products decreased primarily due to loss of market share. Sales of T1 products accounted for 48.7%, 55.2% and 53.9% of the Company's net sales for fiscal 1998, 1997 and 1996, respectively.

     Net Sales - Europe and the Far East Segment. Net sales for the Europe and the Far East Segment for fiscal 1998 were approximately $12.8 million. Fiscal 1998 was the first fiscal year in which Teltrend Limited (which comprises the Europe and the Far East Segment) was a part of the Company. The unit volume sales for fiscal 1998 consisted of the unit volume sales of Circuit Switched products of, $7.6 million, and unit volume sales of Packet Switched products of $5.2 million.

     GROSS PROFIT. Gross profit in fiscal 1998 increased 24.2%, or approximately $8.7 million, to approximately $44.6 million from approximately $35.9 million in fiscal 1997. Gross profit margin in fiscal 1998 increased to 46.1% from 44.3% in fiscal 1997. The increase in gross profit and gross profit margin was primarily attributable to the inclusion of Teltrend Limited's operating results in the Company's overall operating results from the Acquisition Date through the end of fiscal 1998. Teltrend Limited products, on average, carry a higher gross profit margin than the Company's other products. To a lesser extent, the increase in gross profit and gross profit margin was also due to the Company's ability to spread manufacturing and overhead costs over a larger revenue base.

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

  RESEARCH AND DEVELOPMENT. Research and development expenses in fiscal 1998 increased 47.7%, or approximately $4.6 million, to approximately $14.3 million from approximately $9.7 million in fiscal 1997. As a percentage of net sales, research and development expenses increased to 14.8% in fiscal 1998 from 11.9% in fiscal 1997. These increases were due primarily to the inclusion of Teltrend Limited's research and development expenses since the Acquisition Date, increases in Teltrend's salaries for newly hired personnel and the outsourcing of certain testing services.

     In addition to this general increase in research and development expenses, the Company recorded a charge of approximately $4.0 million immediately after the acquisition of Teltrend Limited to write off the portion of the purchase price allocated to in-process research and development. The four significant projects acquired by the Company were: (1) the PAC+DPM API; (2) the SS7/Q931 for Lucent Definity: Phase 3; (3) the Interchange iQ5000 PRI/BRI; and (4) the Interchange '97/98. These projects represent approximately 88% of the acquired purchased research and development fair value. The following table summarizes the nature of each of these significant purchased research and development products, as well as their respective fair values at the date of acquisition.

                                                TELTREND INC. 1999 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)



  PROJECT                     NATURE OF PROJECT                                      FAIR VALUE (000'S)
  PAC+DMP software API        The Application Programming Interface                  $440
                              (API) for the NiQ router that enables third
                              parties to develop and integrate, within the NiQ
                              router, their own special or custom communication
                              software.

  SS7/Q931 for Lucent         Phase 3 added an updated processor and                 $1,329
  Definity Phase 3            common board for all protocol applications to
                              Phase 2. For SS7 application, it provides dual
                              board resilience, added maintenance features and
                              features for enhanced call center solutions.

  Interchange                 The 5000 concentrates up to 16 Basic Rate              $1,098
  iQ5000 PRI/BRI              ISDN lines and converts these into a single Pri-
                              mary Rate ISDN line. Used by service providers and
                              campus networks to deploy Basic Rate ISDN services
                              remote from the ISDN switch.

  Interchange '97/98          A combination of channel grooming, address             $643
                              translation and traffic concentration features
                              added to the Interchange software.



  As of the acquisition date, each of these significant research and development projects were under development. The following table summarizes the estimated time and costs to complete each of these significant acquired in-process research and development projects as of their acquisition date.

                              ORIGINAL ESTIMATED              ESTIMATED COMPLETION
  PROJECT                     COMPLETION DATE                 COSTS (000'S)

  PAC+DMP API                 June 98                         $133

  SS7/Q931 for Lucent         Feb 98                          $175
  Definity: Phase 3

  Interchange                 Dec 97                          $312
  iQ5000 PRI/BRI

  Interchange '97/98          July 98                         $393


     As of the end of fiscal 1998, all significant projects acquired in connection with the Teltrend Limited acquisition had reached technological feasibility. Because the products using these significant research and development projects were in the initial stages of commercialization as of the end of fiscal 1998, there were risks and uncertainties about the Company's ability to successfully commercialize these products. These risks and uncertainties related to, among other things: (i) the ability of these products to gain market acceptance and (ii) changes in customer requirements and evolving technologies that could impact the demand for these products.





                                                                              33
TELTREND INC. 1999 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

  GENERAL AND ADMINISTRATIVE. General and administrative expenses in fiscal 1998 increased 64.1%, or approximately $2.8 million, to approximately $7.3 million from approximately $4.5 million in fiscal 1997. As a percentage of net sales, general and administrative expenses increased to 7.5% in fiscal 1998 from 5.5% in fiscal 1997. These increases were primarily attributable to general and administrative expenses incurred by Teltrend Limited, and, to a lesser extent, to an increase in Teltrend's professional services expense.

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

  INCOME TAXES. A provision for income taxes of approximately $4.3 million was recorded in fiscal 1998 compared to approximately $6.2 million in fiscal 1997. This decrease in income tax provision is principally a function of the decrease in the level of the Company's net income before taxes in fiscal 1998 compared to fiscal 1997. The fiscal 1998 provision reflects foreign losses which are not currently deductible for tax purposes.


LIQUIDITY AND CAPITAL RESOURCES

  At July 31, 1999, the Company had no long-term indebtedness and had working capital of approximately $39.0 million, which included cash and cash equivalents of approximately $25.9 million. The increase in working capital from approximately $38.4 million at the end of fiscal 1998 was due primarily to a positive cash flow from operations and the sale of the Packet Switched business, partially offset by the purchase of approximately $9.7 million of treasury stock during fiscal 1999.

     Cash used for capital expenditures was approximately $3.0 million in fiscal 1999 compared to approximately $4.0 million in fiscal 1998. Most of the capital expenditures in fiscal 1999 were for the purchase of manufacturing test equipment and engineering equipment.

     As of July 31, 1999, the Company had net trade accounts receivable of approximately $13.8 million, compared to approximately $12.9 million as of the end of fiscal 1998. This increase was due principally to a general increase in sales. Inventories decreased by approximately $1.2 million in fiscal 1999, from approximately $10.7 million at the end of fiscal 1998, to approximately $9.5 million at the end of fiscal 1999. The decrease in inventory was the result of the Company's efforts to reduce inventory levels through vendor consolidation as well as the sale of the Packet Switched business.

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

     On March 3, 1998, the Company's Board of Directors authorized the purchase of up to a maximum of $8.0 million worth of the Company's Common Stock. As of July 31, 1999, the Company had purchased 533,000 shares of Common Stock at a cost of approximately $7.9

                                                TELTREND INC. 1999 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

  million pursuant to this authorization. The Company does not intend to make any additional purchases pursuant to this authorization.

     On October 26, 1998, the Company's Board of Directors authorized the purchase of up to an additional $8.0 million of Common Stock. Purchases may be made from time to time in the open market, subject to the requirements of applicable laws, and, if made, will be financed with existing cash and cash equivalents, marketable securities and cash from operations. As of September 24, 1999, the Company had purchased 202,000 shares of Common Stock at a cost of approximately $3.8 million pursuant to this authorization.

     The Company expects that existing cash and cash equivalents and cash from operations, plus available borrowings under the Bank Facility, will be adequate to fund the Company's working capital needs for the foreseeable future.




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

     The Company has reviewed its current product offerings and has determined that all such products which are date sensitive will correctly recognize dates beyond the calendar year 1999 (and are therefore "Year 2000 compliant").

     The Company's ongoing project to address internal Year 2000 issues consists essentially of three phases: (i) assessment of the Company's systems and equipment in order to determine which need to be updated or replaced and analysis of how to accomplish this; (ii) remediation or replacement of the Company's noncompliant systems and equipment; and (iii) validation testing. The Company's assessment of its internal systems and equipment has included its information technology ("IT") systems, as well as its non-IT systems and equipment (e.g., its facilities, manufacturing and test equipment containing microprocessors or other similar circuitry, etc.).

     The Company has completed the assessment and analysis of its internal IT systems to determine the potential costs and scope of any Year 2000 issues. Based on this review, the Company has upgraded or replaced certain of its IT systems to address Year 2000 issues. With respect to the Company's U.S. operations, the Company completed all necessary remediation and replacement of its IT systems by December 31, 1998. Such upgrades were generally covered by service contracts previously entered into by the Company in the ordinary course of business, and thus have been accomplished without material cost to the Company. Validation testing in the U.S. was completed by June 30,1999. Teltrend Limited's IT systems have all been assessed and an upgrade program implemented to address any Year 2000 issues. All IT systems have been remediated or replaced with the exception of the Teltrend Limited financial accounting system. This system will be replaced in October 1999. The total costs are estimated to be $180,000 of which $140,000 has already been incurred. Validation testing on current systems will continue to be conducted as systems are upgraded and replaced.

     The Company has completed the assessment and analysis of its internal non-IT systems and equipment to determine the potential costs and scope of any Year 2000 issues. Based on this assessment and analysis, the Company has determined that certain of its test equipment will need to be updated. The test equipment will function correctly through December 31,

TELTREND INC. 1999 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

  2000. The Company is replacing the equipment as it becomes obsolete and plans to replace all equipment by October 2000. It is expected that most of the required upgrades will be covered by existing service contracts entered into by the Company in the ordinary course of business. The total cost to the Company is expected to be less than $10,000. Based on the foregoing, the Company is not aware of any Year 2000 issues which are expected to have a material adverse effect on the Company's non-IT systems and equipment.

     In addition, the Company has made inquiries of third parties with whom it has material business relationships (such as customers, suppliers and financial institutions) to determine if they have any Year 2000 issues that will materially and adversely impact the Company. In the course of these inquiries, which have focused on the Company's key customers and suppliers, the Company has not been made aware of any material Year 2000 issues which would have a material adverse effect on the Company or its business or results of operations.

     Based upon the Company's review of its internal systems and equipment and the completion of the Company's survey of third parties with whom it has material business relationships, the Company has not identified any material risks or costs related to Year 2000 issues, except as set forth above. There can be no assurance, however, that Year 2000 issues will not have a material adverse effect on the Company if the Company and/or those with whom it conducts business are unsuccessful in identifying or implementing timely solutions to any Year 2000 problems.




NEW ACCOUNTING RULES

  In June, 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement is not required to be adopted until fiscal years beginning after June 15, 2000. Statement 133 will require the Company to recognize all derivatives on the consolidated balance sheet at fair value. The Company does not anticipate that the adoption of Statement 133 will have a significant impact on its results of operations or financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  The Company, through its foreign subsidiaries, manufactures and sells its products in a number of countries. As a result, the Company is from time to time exposed to market risk relating to the impact of movements in foreign currency exchange rates on certain instruments. The principal foreign currency exposures during fiscal 1999 involved intercompany receivables and debt balances regarding the United Kingdom and New Zealand and China (through the sale of the Packet Switched business on May 25, 1999). At July 31, 1999, the net fair value liability of financial instruments with exposure to foreign currency risk was not significant. The potential reduction in the Company's pre-tax net income from a hypothetical 10% adverse change in quoted foreign exchange rates against the currencies in which these instruments are denominated would also be insignificant.

     In addition, a general 10% strengthening of the U.S. dollar relative to each of the currencies in which the Company's foreign subsidiaries reported during fiscal 1999 (beyond any such strengthening actually experienced) would have resulted in a decrease in gross profit of approximately $1.2 million, but an increase in net income of approximately $144,000, for fiscal 1999. In the future, if the Company's foreign subsidiary is profitable, a strengthening of the U.S. dollar relative to the Great Britain pound sterling in which this subsidiary reports could result in a decrease in both gross profit and net income.

                                                TELTREND INC. 1999 ANNUAL REPORT

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




  Howard L. Kirby, Jr.                                Douglas P. Hoffmeyer

  Howard L. Kirby, Jr.                                Douglas P. Hoffmeyer
  President, Chief Executive Officer,                 Sr Vice President Finance,
  and Chairman of the Board                           Secretary and Treasurer


 REPORT OF INDEPENDENT AUDITORS

  TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF TELTREND INC.,

  We have audited the accompanying consolidated balance sheets of Teltrend Inc. and subsidiaries as of July 31, 1999 and July 25, 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended July 31, 1999, July 25, 1998, and July 26, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teltrend Inc. and subsidiaries as of July 31, 1999, and July 25, 1998, and the results of their operations and their cash flows for each of the years ended July 31, 1999, July 25, 1998, and July 26, 1997, in conformity with generally accepted accounting principles.

  Ernst & Young LLP

  Ernst & Young LLP
  Chicago, Illinois
  August 24, 1999



                                                                              37
TELTREND INC. 1999 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)




                                                                YEAR ENDED
                                                           --------------------
                                                           JULY 31,    JULY 25,
ASSETS                                                         1999        1998

  CURRENT ASSETS:
     Cash and cash equivalents                              $25,915     $22,994
     Marketable securities                                        -       1,951
     Trade accounts receivable, net of allowance for
       doubtful accounts of $207 and $287                    13,758      12,899
     Inventories                                              9,466      10,656
     Deferred income taxes                                    2,267       1,325
     Prepaid expenses and other current assets                3,301       4,367
                                                             54,707      54,192

  Land and buildings                                          3,310       3,422
  Machinery and equipment                                    19,240      18,076
  Leasehold improvements                                      1,264       1,310
  Accumulated depreciation                                  (13,937)    (12,080)
                                                              9,877      10,728
  Deferred income taxes                                         329           -
  Intangible assets, less accumulated amortization
     of $769 and $380                                         1,479       4,830
  Other assets, less accumulated amortization
     of $254 and $138                                           591         166
                                                            $66,983     $69,916




 LIABILITIES AND STOCKHOLDERS' EQUITY

  Current liabilities:
     Accounts payable                                       $ 4,774     $ 6,194
     Accrued expenses                                        10,260       9,099
     INCOME TAXES PAYABLE                                       710         690
                                                             15,744      15,983
  Deferred income taxes                                           -         629
  Commitments and contingencies                                               -
  Stockholders' equity:
  Common stock, $0.01 par value, 15,000,000 shares
     authorized and 6,512,537 and 6,462,046 issued and
     5,792,537 and 6,361,046 outstanding, respectively           65          64
  Additional paid-in capital                                100,120      99,520
  Treasury stock                                            (11,425)     (1,733)
  Accumulated deficit                                       (37,556)    (44,718)
  Accumulated other comprehensive income                         35         171
                                                             51,239      53,304
                                                            $66,983     $69,916





The accompanying notes are an integral part of these consolidated financial statements.




38
                                                TELTREND INC. 1999 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share data)




                                                               YEAR ENDED
                                                  ---------------------------------
                                                     JULY 31,  JULY 25,   JULY 26,
                                                         1999      1998       1997

  Net sales                                        $ 107,031   $ 96,762  $ 81,243
  Cost of sales                                       58,337     52,125    45,296
  Gross profit                                        48,694     44,637    35,947
  Operating expenses:
    Dales and marketing                               13,119     13,166     7,333
    Research and development                          15,474     14,307     9,686
    General and administrative                         8,153      7,253     4,495
    Purchased in-process research and development          -      3,995         -
    Loss on disposal of product line                   1,300          -         -
                                                      38,046     38,721    21,514
  Income from operations                              10,648      5,916    14,433

  Other income (expense):
    Interest                                           1,147      1,339     1,468
    Other - net                                         (256)      (737)      (31)
                                                         891        602     1,437
  Income before income tax provision                  11,539      6,518    15,870
  Provision for income taxes                           4,377      4,279     6,242
  Net income                                       $   7,126   $  2,239  $  9,628
  Net income per share of common stock             $    1.20   $   0.35  $   1.50
  Average common shares outstanding                    5,965      6,434     6,430
  Net income per share of common stock -
    assuming dilution                              $    1.18   $   0.34  $   1.45
  Average common shares outstanding -
    assuming dilution                                  6,071      6,503     6,654




The accompanying notes are an integral part of these consolidated financial statements.

TELTREND INC. 1999 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands, except per share data)



                                                                              ACCUMU-      TOTAL
                                COMMON    ADDITIONAL               ACCUMU-  LATED OTHER    STOCK
                                STOCK       PAID-IN   TREASURY      LATED   COMPREHEN-    HOLDERS'
                              PAR $0.01     CAPITAL     STOCK      DEFICIT  SIVE INCOME    EQUITY

  Balance, July 27, 1996      $      64     $ 99,166         -    $(56,585)          -     $42,645
     Net income                       -            -         -       9,628           -       9,628
     Options exercised                -           18         -           -           -          18
     Tax benefit from
        exercise of
        stock options                 -          144         -           -           -         144
  Balance, July 26, 1997             64       99,328         -     (46,957)          -      52,435
     Net income                       -            -         -       2,239           -       2,239
     Other comprehensive
        income, net of tax;
        Adjustment for
        foreign currency
        translation                   -            -         -           -         171         171
     Comprehensive income
        for the year                  -            -         -           -           -       2,410
     Options exercised                -           77         -           -           -          77
     Tax benefit from
        exercise of
        stock options                 -          115         -           -           -         115
     Purchase of
        101,000 shares                -            -    (1,733)          -           -      (1,733)

  Balance, July 25, 1998             64       99,520    (1,733)    (44,718)        171      53,304
     Net income                       -            -         -       7,162           -       7,162
     Other comprehensive
        income, net of tax;
        Adjustment for
        foreign currency
        translation                   -            -         -           -        (136)       (136)
  Comprehensive income
        for the year                  -            -         -           -           -       7,026
     Options exercised                1          426         -           -           -         427
     Tax benefit from
        exercise of
  -     stock options                 -          174         -           -           -         174
     Purchase of
        619,000 shares                -            -    (9,692)          -           -      (9,692)
  Balance, July 31, 1999      $      65     $100,120  $(11,425)   $(37,556)      $  35     $51,239



The accompanying notes are an integral part of these consolidated financial statements.

                                                TELTREND INC. 1999 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)


                                                                         Year Ended
                                                              ---------------------------------
                                                               July 31,    July 25,    July 26,
 0PERATING ACTIVITIES                                             1999        1998        1997

  Net income                                                 $    7,162     $ 2,239     $ 9,628
  Adjustments to reconcile net income to net cash
     provided by operating activities:
        Purchased in-process research and development                 -       3,995           -
        Loss on disposal of product line                          1,300           -           -
        Depreciation                                              2,953       2,899       2,028
        Amortization                                                499         394           -
        Loss (gain) on sale of equipment                            121           6         (14)
        Deferred income taxes                                    (1,900)      1,309         989
           Changes in certain assets and liabilities:
           Accounts receivable                                    1,030      (2,926)      4,107
           Inventories                                             (249)      2,589       1,301
           Prepaid expenses and other current assets               (300)       (610)        170
           Accounts payable                                      (1,326)      1,115      (2,574)
           Income taxes payable                                      20         641          49
           Accrued expenses                                         245         325      (1,718)
           Other assets and liabilities                             198          54           -
  Net cash provided by operating activities                       9,753      12,030      13,966


 FINANCING ACTIVITIES
  Exercise of common stock options
     (including tax benefit)                                        601         192         162
  Purchase of treasury stock                                     (9,692)     (1,733)          -
  Net cash provided by (used for) financing activities           (9,091)     (1,541)        162


 INVESTING ACTIVITIES
  Proceeds from sale of Packet Switched line,
     net of cash sold                                             3,140                       -
  Capital expenditures                                           (2,961)     (4,049)     (4,192)
  Acquisition of business, net of cash acquired                       -     (14,394)
  Purchase of marketable securities                             (10,750)     (1,951)    (40,745)
  Proceeds from sale of marketable securities                    12,701      20,930      19,815
  Proceeds from sale of equipment                                   139         143          32
  Other investing activities                                        (35)         (7)        (90)
  Net cash provided by (used for) investing activities            2,234         672     (25,180)
  Effect of exchange rate changes on cash                            25          (4)
  Net increase (decrease) in cash and
     cash equivalents                                             2,921      11,157     (11,052)
  Cash and cash equivalents, beginning of period                 22,994      11,837      22,889
  Cash and cash equivalents, end of period                     $ 25,915    $ 22,994    $ 11,837



  The accompanying notes are an integral part of these consolidated financial statements.

TELTREND INC. 1999 ANNUAL REPORT

NOTES TO FINANCIAL STATEMENTS



1 BASIS OF PRESENTATION


  ACQUISITION OF TELTREND LIMITED

  On September 18, 1997 (the "Acquisition Date"), Teltrend purchased the outstanding shares of Securicor 3net Limited of Basingstoke, England (with operations in the United Kingdom, New Zealand and China) and its U.S. affiliate Securicor 3net Inc. (together "Teltrend Limited") for total acquisition costs of approximately $14.5 million. Teltrend Limited is a telecommunication equipment and software company having annualized revenues in excess of $15 million. The transaction was accounted for as a purchase and therefore the results of Teltrend Limited since the Acquisition Date are, included with the results of Teltrend. The purchase price was allocated to identifiable tangible and intangible assets, including purchased in-process research and development, on the basis of fair values as determined by an independent appraisal. All references in these notes to "Teltrend" or the "Company" refer to Teltrend Inc. and its wholly owned subsidiaries, collectively, which includes Teltrend Limited (and its wholly owned subsidiaries) from and after the Acquisition Date.

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

  PRO FORMA INFORMATION
  (in thousands, except per share data)                                FOR THE FISCAL YEAR ENDED
                                                                       -------------------------
                                                                           JULY 25,    JULY 26,
                                                                               1998        1997

   Net sales                                                                $97,975     $ 99,444
   Net income (loss)                                                        $ 1,797     $ (1,593)
   Net income (loss) per share - assuming dilution                          $ 0.28      $  (0.24)

                                                TELTREND INC. 1999 ANNUAL REPORT

     The value of in-process research and development purchased in the Teltrend Limited acquisition was determined by estimating the projected net cash flows relating to products under development and discounting such cash flows to their net present values. The four significant projects acquired by the Company were: (1) the PAC+DPM API; (2) the SS7/Q931 for Lucent Definity: Phase 3; (3) the Interchange iQ5OOO PRI/BRI; and (4) the Interchange '97/98. These projects represent approximately 88% of the acquired purchased research and development fair value. The following table summarizes the nature of each of these significant research and development projects as well as their respective fair values at the Acquisition Date.

                                                                                      FAIR VALUE
  PROJECT          NATURE OF PROJECT                                                   (000'S)

  PAC+DMP          The Application Programming Interface (API) for the NiQ router       $ 440
  API              software that enables third parties to develop and integrate, within the NiQ router, their own special or custom
                   communications software.

  SS7/Q931         Phase 3 added an updated processor and common board for              $1,329
  for Lucent       all protocol applications to Phase 2. For SS7 application, it
  Definity:       provides dual board resilience, added maintenance features and
  Phase 3          features for enhanced call center solutions.

  Interchange      The 5000 concentrates up to 16 Basic Rate ISDN lines and             $1,098
  iQ5000           converts these onto a single Primary Rate ISDN line. Used by
  PRI/BRI          service providers and campus networks to deploy Basic Rate
                   ISDN services remote from the ISDN switch.

  Interchange      A combination of channel grooming, address translation and           $ 643
  '97/98           traffic concentration features added to the Interchange software.



     The most significant and uncertain assumptions that affected the Company's valuation of the purchased in-process research and development projects include: (i) the period of time over which economic benefits were expected to commence; (ii) their expected income or cash flow generating ability; and
  (iii) the risk adjusted discount rate. The cash flows from the significant research and development projects were forecast to begin upon the completion of the development process, peak two to three years thereafter, and be followed by a steady decline. The following table summarizes, for each significant in-process project acquired, the original estimated completion date, the projected peak year of sales for the related product and the projected average after-tax cash flow decline for the related product after its sales peak.

                                                 ORIG. EST.        PEAK YEAR      AVERAGE ANNUAL
                                                 COMPLETION        OF SALES       AFTER-TAX CASH
  PROJECT                                           DATE                           FLOW DECLINE

  PAC+DMP API                                      June 98           2000              -41%
  SS7/Q931 for Lucent Definity: Phase 3             Feb 98           2001              -42%
  Interchange iQ5000 PRI/BRI                        Dec 97           2002              -39%
  Interchange '97/98                               July 98           2000              -38%



     The assumed income generating ability of the various projects was based on the sales and profit potential of the related product, as well as the allocation of product income to the in-process technologies relative to existing developed and post acquisition yet-to-be-defined

TELTREND INC. 1999 ANNUAL REPORT
  technologies expected to ultimately support the product upon project completion. Sales estimates were based on targeted market share, historical pricing trends and expected product life cycles. Projects PAC+DPM API, SS7/Q931 for Lucent Definity: Phase 3, Interchange iQ5000 PRI/BRI and Interchange '97/98 were projected to have gross margins of 40%, 70%, 70% and 60%, respectively. This is compared to historical gross margins for the fully developed products acquired in the Teltrend Limited purchase that were greater than 65% on average. Other operating expenses, which included selling and marketing and general and administrative expenses, were estimated at approximately 30% of sales. In addition, the discount rate utilized for all acquired in-process technologies was estimated at 30% in consideration of Teltrend Limited's 15% estimated Weighted Average Cost of Capital ("WACC") and the fact that the in-process technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than Teltrend Limited's WACC, management reflected the risk premium associated with achieving the timing and estimated cash flows associated with these projects. Management is responsible for the integrity of the financial information utilized in the valuation of the acquired research and development.



2 DISPOSITION OF PRODUCT LINE

  On May 28, 1999, the Company sold substantially all of the assets of its Packet Switched product line to Centrecorn Systems Limited of England for approximately $3.1 million. The loss is composed largely of the write-off of intangible assets associated with the Packet Switched product line.



3 DESCRIPTION OF BUSINESS

  The Company designs, manufactures and markets a broad range of products, such as channel units, repeaters and termination units, that are used by telephone companies to provide voice and data services over the existing telephone network, primarily in the Local Loop, as well as a range of products which provide ISDN and protocol interworking solutions. The Company's fiscal year-end is the last Saturday in July.



4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


  PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts and transactions of the Company and its wholly owned subsidiaries. Intercompany amounts and transactions have been eliminated in consolidation. Exchange rate fluctuations from translating the financial statements of subsidiaries located outside the United States into U.S. dollars are recorded in a separate component of stockholders' equity. All other foreign exchange gains and losses (approximately a $0.1 million loss and a $0.7 million loss in fiscal 1999 and fiscal 1998, respectively) are included on the income statement under the caption "Other-net."

  CASH AND CASH EQUIVALENTS

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.




44
                                                TELTREND INC. 1999 ANNUAL REPORT

  MARKETABLE SECURITIES

  The Company invests in debt instruments from time to time with a maturity of greater than three months and less than or equal to one year. Such securities are classified as held-to-maturity, as the Company has the intent and the ability to hold these securities until maturity. These securities are carried at amortized cost, which approximates fair value.

  INVENTORIES

  Inventories are stated at the lower of cost, as determined by the first in, first out method, or market value.

  REVENUE RECOGNITION

  The Company recognizes revenue upon shipment of goods and transfer of title to customers.

  INCOME TAXES

  The Company accounts for income taxes using the liability method as required by Financial Accounting Standards Board ("FASB"), Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes".

  PROPERTY, PLANT, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

  Land, buildings, equipment and leasehold improvements are recorded at cost. The Company uses the straightline method of computing provisions for depreciation and amortization of property, equipment and leasehold improvements. Service lives for principal assets are 35 to 39 years for buildings and three to ten years for equipment and leasehold improvements.

  INTANGIBLE ASSETS

  Intangible assets represent the excess of purchase price over net assets acquired in acquisitions accounted for as a purchase. At each balance sheet date, the Company evaluates for recognition of potential impairment its recorded intangible assets against its projected undiscounted cash flows. If the evaluation would indicate such an impairment, the Company would measure the impairment loss using discounted cash flows. Intangible assets are principally being amortized over 15 years.

     Intangible assets reflect the fiscal 1999 disposition of those intangible assets related to the Packet Switched product line. In addition, the valuation allowance related to net deferred tax assets acquired in the acquisition of Teltrend Limited were reversed in fiscal 1999 with the offset representing a reduction of recorded intangibles.

  RESEARCH AND DEVELOPMENT

  Research and development costs are expensed when incurred. Purchased in-process research and development is recognized in purchase business combinations for the portion of the purchase price allocated to the appraised value of in-process technologies. The portion assigned to in-process technologies excludes the value of core and developed technologies, which are recognized as intangible assets.

  ADVERTISING

  All costs associated with advertising and promoting products are expensed in the period incurred. Total advertising expenses were approximately $253,000, $260,000 and $116,000 in fiscal 1999, fiscal 1998 and fiscal 1997, respectively.

TELTREND INC. 1999 ANNUAL REPORT

  USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

  EARNINGS PER SHARE

  In January 1998, the Company adopted SFAS No. 128, "Earnings Per Share," requiring dual presentation of basic and diluted income per share ("EPS") on the face of the income statement. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities, such as stock options into common stock. EPS amounts for all periods have been presented, and where necessary, restated to conform to SFAS No. 128 requirements.

     The following table sets forth the computation of basic and diluted income per share (in thousands of dollars, except per share data).


                                                                      Year Ended
                                                          ----------------------------------------
                                                             July 31,      July 25,      July 26,
                                                                 1999          1998          1997
  Numerator:
    Net income                                                $ 7,162        $ 2,239      $ 9,628
    Denominator:
    Weighted average shares outstanding                         5,965         6,434         6,430
    Effect of dilutive stock options                              106            69           224
    Weighted average shares outstanding -
       assuming dilution                                        6,071         6,503         6,654
    Net income per share                                     $   1.20        $ 0.35      $   1.50
    Net income per share - assuming dilution                 $   1.18        $ 0.34      $   1.45



  STOCK OPTIONS

  Stock options are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB #25"). Under APB #25, no compensation expense is recognized when the exercise price of the option equals the fair value of the underlying stock on the grant date.

  COMPREHENSIVE INCOME

  In fiscal 1999, the Company adopted FASB Statement No. 130, "Reporting Comprehensive Income." Statement 130 establishes new rules for the reporting and displaying of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or equity. Statement 130 requires foreign currency translation adjustments to be included in accumulated other comprehensive income, which prior to adoption were reported separately in stockholders' equity. Prior year financial statements have been reclassified to conform to the requirements of Statement 130.

                                                TELTREND INC. 1999 ANNUAL REPORT

  NEW PRONOUNCEMENTS

  In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement is not required to be adopted until fiscal years beginning after June 15, 2000. Statement 133 will require the Company to recognize all derivatives on the consolidated balance sheet at fair value. The Company does not anticipate that the adoption of Statement 133 will have a significant impact on its results of operations or financial position.

  RECLASSIFICATION
  Certain amounts in the fiscal 1998 and 1997 consolidated financial statements have been reclassified to conform to fiscal 1999 presentations.



5 RETIREMENT INVESTMENT PLAN

  The Company has a defined-contribution plan covering full- and part-time personnel in the United States, who have a minimum of one-half year of service and have attained the age of 21. Participants may contribute between 1% and 15% of their annual compensation. The Company also has a defined-contribution plan covering all permanent employees in the United Kingdom who have completed three months of service and are under the age of 65. Participants contribute 4% of their annual compensation, and the Company contribution is determined on a scale basis, which is dependent on the age of the participant. Company contributions to its defined-contribution plans were $789,000; $620,000; and $349,000 for the years ended July 31, 1999, July 25, 1998, and July 26, 1997, respectively.



6 INVENTORIES

  Inventories at July 31, 1999 and July 25, 1998 were as follows:


  (Dollars in thousands)                                                       1999        1998
  Raw materials                                                             $ 5,124     $ 6,052
  Work-in-process                                                             1,252       1,795
  Finished goods                                                              3,090       2,809
                                                                            $ 9,466     $10,656




7 ACCRUED EXPENSES

  Accrued expenses at July 31, 1999 and July 25, 1998 consisted of


  (Dollars in thousands)                                                       1999        1998
  Salaries, wages, and bonuses                                              $ 4,594     $ 3,258
  Warranty                                                                    1,254       1,404
  Other                                                                       4,412       4,437
                                                                            $10,260     $ 9,099

TELTREND INC. 1999 ANNUAL REPORT

8 CREDIT FACILITY

  In 1995, the Company entered into a credit facility (the "Bank Facility") which provides, subject to certain restrictions, up to $15 million on an unsecured basis for working capital financing. As amended, the Bank Facility will expire on July 31, 2001 and, as of July 31, 1999, no amounts were outstanding. Under the Bank Facility agreement, dividends on the Company's Common Stock are restricted so as not to exceed 50% of the Company's net income for the immediately preceding fiscal year.

9 COMMON STOCK OPTIONS

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

     In fiscal 1994, the Board of Directors approved a resolution to decrease the exercise price of all options outstanding to the then-estimated value of $.1643 per share from $4.1077 per share. All options outstanding under the Plan to purchase Old Class A Stock were converted into options to purchase shares of Common Stock, and the Company's Board of Directors amended the Plan to provide that no additional options could be granted thereunder in the future. As of July 31, 1999, there were 30,816 options outstanding under the Plan.

     During June 1995, the Company adopted the Teltrend Inc. 1995 Stock Option Plan (the "1995 Stock Option Plan") which provides for the grant of both incentive stock options in accordance with Section 422A of the Internal Revenue Code and nonqualified stock options. A maximum of 440,000 shares of Common Stock may be issued in the aggregate to key employees of the Company. The Compensation Committee of the Company's Board of Directors, which administers the 1995 Stock Option Plan, will determine when and to whom options will be granted. Unless the applicable agreement expressly provides otherwise, options shall become exercisable as to 25% of the shares covered thereby on the first anniversary of the date of grant and as to an additional 25% of such shares on each of the next three anniversaries of the date of grant. As of July 31, 1999, there were 310,600 options outstanding under the 1995 Stock Option Plan, all with an exercise price of $16 per share.

     During September 1996, the Company adopted the Teltrend Inc. 1996 Stock Option Plan (the "1996 Stock Option Plan") which provides for the grant of both incentive stock options in accordance with Section 422A of the Internal Revenue Code and nonqualified stock options. A maximum of 700,000 shares of Common Stock may be issued in the aggregate to key employees of the Company. The Compensation Committee of the Company's Board of Directors, which administers the 1996 Stock Option Plan, will determine when and to whom options will be granted. Unless the applicable agreement expressly provides otherwise, options shall become exercisable as to 25% of the shares covered thereby on the first anniversary of the date of grant and as to an additional 25% of such shares on each of the next three anniversaries of the date of grant. As of July 31, 1999, there were 420,671 options outstanding under the 1996 Stock Option Plan with a range of exercise prices of $12.25 to $26.25 per share.

                                                TELTREND INC. 1999 ANNUAL REPORT

     During October 1997, the Company adopted the Teltrend Inc. 1997 Non-Employee Director Stock Option Plan (the "1997 Director Option Plan"), which provides for the grant of nonqualified stock options. A maximum of 250,000 shares of Common Stock may be issued to nonemployee directors of the Company.

     Each individual elected as a director of the Company at the December 11, 1997 Annual Meeting who qualified as a non-employee director was granted an option (an "Initial Option") to purchase UP TO 6,000 shares of Common Stock on the date of the Annual Meeting. Thereafter, each non-employee director who has not previously been granted an option under the 1997 Director Option Plan will receive an Initial Option to purchase up to 6,000 shares of Common Stock on the date of his or her initial election to the Board. Additionally, each continuing non-employee director will be granted an additional option (an "Annual Option") to purchase up to 1,500 shares of Common Stock on each anniversary of the date his or her Initial Option was granted. Initial Options will generally vest and become exercisable as to 25% of the shares of Common Stock subject thereto on the first anniversary of the date of grant and as to an additional 25% of such Common Stock subject thereto on each of the next three anniversaries of the date of grant. All Annual Options granted under the 1997 Director Option Plan will generally vest and become exercisable on the first anniversary of the date of grant thereof. As of July 31, 1999, 45,000 options were outstanding under the 1997 Director Option Plan, with a range of exercise prices of $17.62 to $21.75.

     Transactions involving stock options granted under the Plan, the 1995 Stock Option Plan, the 1996 Stock Option Plan and the 1997 Director Option Plan are summarized as follows:


                                                     NUMBER OF OPTIONS           EXERCISE PRICE
  Outstanding, July 27, 1996                                555,754                      $19.10
  Granted                                                   273,600              17.50 to 46.25
  Exercised                                                (13,725)                .16 to 16.00
  Canceled                                                 (162,108)               .16 to 47.00

  Outstanding, July 26, 1997                                653,521                      $17.59
  Granted                                                   417,500             13.25 to 21.125
  Exercised                                                (25,725)                .16 to 16.00
  Canceled                                                 (151,500)             16.00 to 20.00

  Outstanding, July 25, 1998                                893,796                      $15.89
  Granted                                                   187,371              12.25 to 26.25
  Exercised                                                (50,491)                .16 to 20.00
  Canceled                                                 (223,589)              .16 to 21.125

  Outstanding July 31, 1999                                 807,087                      $16.60



     The weighted average remaining contractual life of the options outstanding is 7.3 years. Of the 807,087 stock options outstanding at July 31, 1999, 449,941 are currently exercisable with a weighted average exercise price of $15.45.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a BlackScholes option pricing model with the following weighted-average assumptions for fiscal 1999,




                                                                              49
TELTREND INC. 1999 ANNUAL REPORT
fiscal 1998 and fiscal 1997: risk-free interest rate of 6.0 percent; dividend yields of 0.0 percent; volatility factors of the expected market price of the Company's Common stock of 0.59, 0.34, and 0.25, respectively; and a weighted-average expected life of the option of 6 years.

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

     The weighted-average fair value of options was $11.08 for options granted in fiscal 1999, $5.06 for options granted in fiscal 1998 and $7.04 for options granted in fiscal 1997.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                                         FISCAL YEAR ENDED JULY
                                                     ------------------------------
                                                      1999        1998        1997
Net earnings - as reported                           $ 7,162     $ 2,239    $ 9,628
Net earnings - pro forma                             $ 6,221     $   836    $ 8,723
Diluted earnings per share - as reported             $  1.18     $  0.34    $  1.45
Diluted earnings per share - pro forma               $  1.02     $  0.13    $  1.31



     The pro forma effect on net income for fiscal 1999, fiscal 1998 and fiscal 1997 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1997.


10 LEASE COMMITMENTS

The Company has operating leases in effect for vehicles, equipment and facilities. Lease expense for the fiscal years ended July 31, 1999, July 25, 1998, and July 26, 1997 totaled $1,332,000; $1,072,000; and $540,000 respectively.

     The Company's current lease agreement for its domestic main facility continues through September 30, 2000. As of July 31, 1999, the Company is negotiating to extend this lease through September 30, 2002. The expected financial impact of the lease extension upon the future minimum annual lease payments shown below would be $0, $456,000 and $565,000 for fiscal years 2000, 2001 and 2002 respectively.

     Future minimum annual rental payments required under the leases are $1,637,000 as follows:



(Dollars in thousands)
Fiscal Year 2000                                                $   932
Fiscal Year 2001                                                    433
Fiscal Year 2002                                                    272
                                                                $ 1,637


50



                                                TELTREND INC. 1999 ANNUAL REPORT

11  INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes are as follows:

                                                              FISCAL YEAR ENDED
                                                             -------------------
                                                             JULY 31,   JULY 25,
  (Dollars in thousands)                                       1999      1998
  Deferred tax assets (liabilities):
     Product warranty accruals                                 $ 483    $    496
     Inventory reserves                                          588         316
     Vacation accrual                                            506         437
     Medical reserve                                             271         240
     Purchased in-process research and development             1,406       1,473
     Accrued license fee                                         286           -
     Other                                                       133         (15)
     Intangible Packet Switched assets disposed                  774           -
     Capital loss                                              3,814           -
     Tax over book depreciation                                   76        (397)
        Total deferred tax assets                              8,337       2,550
     Valuation allowance                                      (5,741)     (1,854)
     Net recorded deferred tax assets                          2,596    $    696
  Recognized in balance sheet:
     Net deferred tax assets - current                         2,267    $  1,325
     Net deferred tax assets - noncurrent                        329           -
     Net deferred tax liabilities - noncurrent                     -        (629)
        Net deferred tax assets                              $ 2,596    $    696


The capital loss was generated on the disposition of the Company's Packet Switched product line. The carryforward will expire in fiscal 2004. Due to the uncertainty of the Company's ability to utilize the capital loss within the carryforward period, a valuation allowance has been provided.

     Significant components of the provision (benefit) for income taxes are as follows:

                                           FISCAL YEAR ENDED JULY
                                      -------------------------------
  (Dollars in thousands)                1999        1998        1997
  Current provision
     Federal                          $ 5,544     $ 2,369     $ 4,103
     State                                733         601       1,150
                                        6,277       2,970       5,253
  Deferred provision
     Federal                           (1,683)      1,044         772
     State                               (217)        265         217
                                       (1,900)      1,309         989
  Provision for income taxes          $ 4,377     $ 4,279     $ 6,242


     Income taxes paid in fiscal years 1999, 1998 and 1997 totaled $3,884,000; $3,874,000 AND $4,826,000, respectively.


                                                                              51
TELTREND INC. 1999 ANNUAL REPORT

     Total income tax provision for each year varied from the amount computed by applying the statutory U.S. federal income tax rate to income before taxes for the reasons set forth in the following reconciliation.

                                                                     FISCAL YEAR ENDED JULY
                                                                -------------------------------
  (Dollars in thousands)                                          1999        1998        1997
  Income tax provision at the statutory rate                    $ 4,039     $ 2,281     $ 5,555
  Increase (reduction) resulting from:
     State income taxes, net of federal tax benefit                 516         362         794
     Valuation allowance for non-United States
        net operating losses                                        152       1,980           -
     Research and development tax credits                          (450)       (533)          -
     Other, net                                                     120         189        (107)
  Actual income tax provision                                   $ 4,377     $ 4,279     $ 6,242



     In fiscal 1999, foreign losses before income taxes of $1.0 million reduced consolidated income before income taxes to $11.5 million. In fiscal 1998, foreign losses before income taxes of $8.1 million reduced consolidated income before income taxes to $6.5 million.


12  COMMITMENTS AND CONTINGENT LIABILITIES

Under purchase contracts with various vendors the Company has commitments to purchase raw materials totaling approximately $5,530,000 at July 31, 1999 and $8,986,000 at July 25, 1998.


13  SIGNIFICANT CUSTOMERS

Five customers represented: 23.7%, 19.2%, 14.9%, 10.7% and 7.1% of consolidated net sales in 1999; 30.1%, 16.8%, 13.8%, 10.8% and 10.3% in fiscal 1998; and
30.5%, 26.0%, 15.1%, 13.4% and 10.8% in fiscal 1997.

     At July 31, 1999, five customers represented 16.3%, 13.5%, 8.3%, 8.2% and 6.9% of consolidated accounts receivable, and at July 25, 1998, five customers represented 21.8%, 18.6%, 8.9%, 8.1 % and 6.7% of consolidated accounts receivable.

     During fiscal 1998 there were two mergers involving significant customers of the Company. Pacific Telesis Group merged with SBC Communications, Inc. and NYNEX merged with Bell Atlantic Corp. The above percentages relating to the Company's net sales and accounts receivable were computed, for consistency, as if these mergers had been in effect for each of the years specified.


52
                                                TELTREND INC. 1999 ANNUAL REPORT

14  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                   FISCAL 1999 - QUARTER ENDED
                                       --------------------------------------------------------
                                        OCTOBER 31,    JANUARY 30,        May 1,       JULY 31,
                                               1998           1999          1999(1)        1999
  Net sales                                $ 30,198      $  24,436     $  26,403     $   25,994
  Gross profit                               13,927         11,202        11,599         11,966
     Net income                            $  2,531      $   1,110     $   1,000     $    2,521
  Net income per common share -
     assuming dilution                     $   0.41      $    0.18     $    0.17     $     0.42


                                                     FISCAL 1998 - QUARTER ENDED
                                       --------------------------------------------------------
                                        OCTOBER 25,   JANUARY 24,      APRIL 25,       JULY 25,
                                              1997(2)       1998           1998           1998
  Net sales                               $ 21,677      $ 22,817      $  25,271     $   26,998
  Gross profit                               9,386        10,369         11,860         13,022
     Net income (loss)                    $ (2,511)     $    863      $   1,737     $    2,149
  Net income (loss) per common
     share - assuming dilution            $  (0.38)     $   0.13      $    0.27     $     0.33


(1) In the third quarter of fiscal 1999 the Company recorded a $1.3 million charge to recognize the impairment of the Packet Switched product line assets acquired in the acquisition of Teltrend Limited. This charge reduced the carrying value of the assets to be disposed of to fair value less cost to sell.

(2) As required by generally accepted accounting principles, the Company recorded a $4.0 million charge immediately after the acquisition of Teltrend Limited to write off the portion of the purchase price allocated to in-process research and development.


15  SEGMENT INFORMATION

The Company has adopted SFAS No. 131, "Disclosures about Segments and Related Information." The Company is managed in two operating segments: (i) the United States; and (ii) Europe and the Far East. Operations in Europe and the Far East were acquired in the first quarter of fiscal 1998 as disclosed more fully in
Note 1, "Basis of Presentation." Therefore, segment disclosures are not applicable for fiscal year 1997.

     The accounting policies of the operating segments are the same as those described in Note 3, "Summary of Significant Accounting Policies." Intersegment sales are not significant. Revenues are attributed to geographic areas based upon the location of the areas producing the revenues.

                                                      FISCAL 1999
                           ---------------------------------------------------------------------
                            NET SALES    INCOME        NET      IDENTI-      CAPITAL     DEPRE-
                                         (LOSS)      INCOME     FIABLE       EXPEND-    CIATION
                                         BEFORE      (LOSS)     ASSETS       ITURES       AND
                                          TAXES                                          AMORTI-
  (Dollars in thousands)                                                                 ZATION
  United States           $   89,962     $12,569    $ 8,132     $57,816     $ 2,610      $ 2,516
  Europe, Far East            17,069      (1,030)      (970)      9,167         351          936
  Total                   $  107,031     $11,539    $ 7,162     $66,983     $ 2,961      $ 3,452



                                                                             53
TELTREND INC. 1999 ANNUAL REPORT

                                                        FISCAL 1998
                           ---------------------------------------------------------------------
                             NET SALES    INCOME       NET      IDENTI-      CAPITAL      DEPRE-
                                          (LOSS)     INCOME      FIABLE      EXPEND-     CIATION
                                          BEFORE     (LOSS)      ASSETS      ITURES        AND
                                           TAXES                                         AMORTI-
  (Dollars in thousands)                                                                 ZATION
  United States           $   83,984     $14,636   $  9,268     $63,520      $ 3,781   $  2,198
  Europe, Far East            12,778      (8,118)    (7,029)      8,250          268      5,090
  Total                   $   96,762     $ 6,518   $  2,239     $71,770      $ 4,049   $  7,288


     Operations listed in Europe, and the Far East are comprised of operations in the United Kingdom, New Zealand and China. Included in income (loss) before taxes in the Europe and the Far East segment for fiscal 1999 is a $1.3 million charge for the loss on the disposition of the Company's Packet Switched product line. See Note 2, "Disposition of Product Line." In fiscal 1998, income (loss) before income taxes and amortization and depreciation for the Europe and Far East segment includes a $4 million charge for the write-off of acquired in-process research and development costs. Interest income is earned principally within the United States operating segment.

16  RIGHTS PLAN

On January 16, 1997, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock of the Company. The dividend was payable on January 27, 1997 to the holders of record of the Common Stock as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company, under certain circumstances involving the acquisition or the announcement of the intent to acquire 20% or more of the Company's Common Stock, one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Preferred Stock") at a price of $160.00 per one one-hundredth of a share of Preferred Stock, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated January 16, 1997, as amended on June 1, 1998, and as the same may be further amended from time to time, between the Company and LaSalle National Bank, as Rights Agent.


54
                                                TELTREND INC. 1999 ANNUAL REPORT

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

                                                                                PRICE RANGE
                                                                              OF COMMON STOCK
                                                                           ----------------------
 FISCAL 1998                                                                 High          Low
  First Quarter (from July 27, 1997 through October 25, 1997)               $ 21 1/4      $14 7/8
  Second Quarter (from October 26, 1997 through
     January 24, 1998)                                                      $ 18 13/16    $14 1/8
  Third Quarter (from January 25, 1998 through April 25, 1998)              $ 16 7/8      $12 1/4
  Fourth Quarter (from April 26, 1998 through July 25, 1998)                $ 18 5/8      $14 3/4


 FISCAL 1999

  First Quarter (from July 26, 1998 through October 31, 1998)               $ 16 1/2      $11 7/8
  Second Quarter (from November 1, 1998 through
     January 30, 1999)                                                      $ 25 1/16     $13 1/8
  Third Quarter (from January 31, 1999 through May 1, 1999)                 $ 26 1/4      $14 5/8
  Fourth Quarter (from May 2, 1999 through July 31, 1999)                   $ 22 3/8      $17 1/2


 FISCAL 2000

  First Quarter (partial)
     (from August 1, 1999 through September 24, 1999)                       $ 23 3/4      $16 13/16



On September 24, 1999, the last reported sale price of the Common Stock as reported on the Nasdaq National Market was $18-5/8 per share. On that same date, there were 95 registered holders of record of the Common Stock.

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

                                                                              55
TELTREND INC. 1999 ANNUAL REPORT

CORPORATE OFFICERS


  HOWARD L. KIRBY, JR.                 JACK C. PARKER                           THEODOR A. MAXEINER
  Chairman of the Board,               Senior Vice President                    Assistant Vice President
  President and Chief                  Engineering and Marketing                Finance, Controller and
  Executive Officer                                                             Assistant Secretary
                                       STEVEN R. SNOW
  DOUGLAS P. HOFFMEYER                 Senior Vice President Sales              MICHAEL A. SAMOCKI
  Senior Vice President Finance,       and Strategic Marketing                  Assistant Vice President Quality
  Secretary and Treasurer
                                       GILBERT H. HOSIE                         JANICE LOLLINI
  LAURENCE L. SHEETS                   Vice President Sales                     Assistant Vice President
  Vice President Business                                                       Human Resources
  Development/Chief                    MICHAEL S. GRZESKOWIAK
  Technical Officer                    Vice President Operations                MICHAEL BURGESS
                                                                                Managing Director
                                                                                of Teltrend Limited


BOARD OF DIRECTORS

  HOWARD L. KIRBY, JR.(3),(5)          BERNARD F. SERGESKETTER(2)               DONALD R. HOLLIS(4)
  Chairman of the Board,               Former Vice President of AT&T;           President, DRH Strategic
  President and Chief                  President of Sergesketter &              Consulting Inc.; former
  Executive Officer                    Associates Inc., a private               Executive Vice President, First
                                       consulting firm; also a director         Chicago Corporation; also a
  FRANK T. CARY (1), (4)               of the Illinois Institute of             director of Deluxe Corporation,
  Former Chairman and Chief            Technology, the Cradle and               Open Port Technology and
  Executive Officer of                 the Mather Foundation                    Edify Corporation
  International Business
  Machines Corporation                 HARRY CRUTCHER, III(3),(4)               SUSAN B. MAJOR(1),(2)
  and current director of              President, Resorts Financial             Vice President and Managing
  Celgene Corporation, Cygnus          Services Co. (consulting firm);          Director, A.T. Kearney, Inc.;
  Therapeutic Systems, ICOS            Managing Partner, Grouse                 former Director of Paging and
  Corporation, Lincare, Inc.,          Mountain Associates, Ltd.                Wireless Data for Ameritech
  Lexmark Intl. Inc. and               (hotel owner and operator);              Cellular Services, Inc.
  Vion Pharmaceuticals, Inc.           and President, Crutcher                  (1) Member of Compensation Committee
                                       Enterprises, Inc. (financial             (2) Member of Audit Committee
  WILLIAM R. DELK (1),(2)              strategic planning firm)                 (3) Member of Nominating Committee
  Retired Vice President,                                                       (4) Member of Executive Committee
  BellSouth Corporation, Inc.                                                   (5) Ex-officio Member of Executive Committee


CORPORATE INFORMATION

  CORPORATE OFFICES                    ANNUAL MEETING                           COMMON STOCK
  Principal Executive Offices          The Annual Meeting of Stock-             The Common Stock of
  Te1trend Inc.                        holders of Teltrend Inc. will be         Teltrend Inc. is traded on
  620 Stetson Avenue                   held at 9:00 a.m. on Thursday,           the Nasdaq National Market
  St. Charles, Illinois 60174          December 2, 1999 at the                  under the symbol "TLTN."
  630-377-1700                         Company's principal executive
                                       offices in St. Charles, Illinois.        COUNSEL
  United Kingdom                                                                Jenner & Block
  Teltrend Limited                     ANNUAL REPORT ON FORM 10-K               Chicago, Illinois
  Ringway House, Bell Road             Single copies of the Company's
  Daneshill, Basingstoke               Annual Report on Securities and          AUDITORS
  Hants, RG24 8FB,                     Exchange Commission Form 10-K            Ernst & Young LLP
  United Kingdom                       (without exhibits) will be provided      Chicago, Illinois
                                       without charge to stockholders
                                       upon written request directed to         TRANSFER AGENT
                                       Douglas P. Hoffmeyer, Secretary,         AND REGISTRAR
                                       at the principal executive offices.      LaSalle National Bank
                                                                                Chicago, Illinois

56
                                                TELTREND INC. 1999 ANNUAL REPORT